As filed with the Securities and Exchange Commission on May 23, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Roper Industries, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3561	51-0263969
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

160 Ben Burton Road

Bogart, Georgia 30622
(706) 369-7170
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shanler D. Cronk

Vice President, General Counsel and Secretary
Roper Industries, Inc.
160 Ben Burton Road
Bogart, Georgia 30622
(706) 369-7170
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of Communications to:

G. William Speer, Esq. Gabriel Dumitrescu, Esq. Powell, Goldstein, Frazer & Murphy LLP Sixteenth Floor 191 Peachtree Street, N.E. Atlanta, Georgia 30303 (404) 572-6600	Mary A. Bernard, Esq. King & Spalding 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities to be	Amount to be	Offering Price	Aggregate Offering	Amount of
Registered	Registered	Per Share	Price	Registration Fee

Common Stock, $.01 par value	5,750,000 shares	$43.18(1)	$248,285,000(1)	$22,842

Preferred Stock Purchase Rights				(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales price of the Common Stock on the New York Stock Exchange on May 22, 2002.

(2)	The Preferred Stock Purchase Rights will be attached to the shares of Common Stock being registered and will be issued for no additional consideration; therefore, no additional registration fee is required.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion

Preliminary Prospectus dated May 23, 2002
PROSPECTUS
5,000,000 Shares
[LOGO]	Roper Industries, Inc.
Common Stock

          Our common stock trades on the New York Stock Exchange under the symbol “ROP.” On May 22, 2002, the last sale price of the common stock as reported on the New York Stock Exchange was $43.20 per share.

          Under our certificate of incorporation, holders of all outstanding shares of our common stock vote together as one class on all matters submitted to a vote of our stockholders. However, holders of shares purchased in this offering will be entitled to one vote per share, while holders of some of our other outstanding shares of common stock will be entitled to five votes per share. If there is no change in the beneficial ownership (as defined in our certificate of incorporation) of the shares you purchase in this offering for at least four years, you will become entitled to five votes per share until a subsequent change in beneficial ownership of your shares occurs, at which time your shares will revert to one vote per share for a period of at least four years. See “Description of Capital Stock — Voting of the Common Stock.”

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

          The underwriters may also purchase up to an additional 750,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state regulatory securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about                     , 2002.

Merrill Lynch & Co.

UBS Warburg

JPMorgan

Robert W. Baird & Co.

SunTrust Robinson Humphrey

The date of this prospectus is                     , 2002.

PROSPECTUS SUMMARY
RISK FACTORS
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
PART II
SIGNATURES
POWER OF ATTORNEY
SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
EX-23.1 Consent of KPMG C. Jespersen

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

          The following summary highlights selected information in this prospectus. The summary does not contain all of the information that may be important to you and you should carefully read this entire prospectus before deciding whether to invest in our common stock. Unless the context otherwise requires, references in this prospectus to “we,” “our,” “us,” and “Roper” refer to Roper Industries, Inc. and its consolidated subsidiaries, references to “Struers Holding” are to Struers Holding A/ S and its consolidated subsidiaries, which we acquired on September 4, 2001, and references to any “fiscal” year refer to our fiscal year ended or ending on October 31 in that year.

The Company

          We are a diversified global company that provides engineered products and integrated packages of solutions to our customers. We operate our business in three segments: analytical instrumentation, industrial controls and fluid handling. Our products and solutions comprise a mix of both mature and advanced technologies that we combine with strong applications knowledge and a customer service orientation to meet the needs of our customers.

          We market our products and solutions to highly profitable niches in a wide variety of end markets around the globe, allowing us to benefit from the stabilizing effects of diversification. Our largest end markets include oil and gas (primarily production, transportation and refining), scientific and industrial research, medical, semiconductor, refrigeration, automotive, water/wastewater, power generation and general industrial markets. Our net sales by geographic region in fiscal 2001 consisted of the United States (48%), Europe (21%), Asia (13%), Russia (10%), Latin America (3%) and other (5%).

          Our strategy emphasizes continuous improvement in the operating performance of our existing businesses in addition to executing selected acquisitions that meet our specific investment criteria. We believe we have a corporate culture that motivates newly acquired, entrepreneurial businesses to embrace our stockholder value creation principles.

          We believe that our financial results reflect our leading market positions, our end market and geographical diversification, and our ability to acquire and integrate businesses. Since our initial public offering in fiscal 1992 through fiscal 2001, net earnings per share grew at a compound annual growth rate of 28%. In fiscal 2001, we generated net sales of $586.5 million, EBITDA of $129.8 million, or 22.1% of net sales, cash flows from operating activities of $102.4 million, and net earnings of $55.8 million.

Our Business Segments

          Analytical Instrumentation. Our analytical instrumentation segment produces high performance digital imaging products and software, equipment and consumables for materials analysis, fluid properties testing equipment and industrial leak testing equipment. We provide these products and solutions through eight U.S.-based, and two European-based, operating units. This segment’s largest market is scientific and industrial research, including many applications for life sciences. The sales mix in the analytical instrumentation segment by end market in fiscal 2001 consisted of scientific and industrial research (41%), oil and gas (21%), automotive (13%), general industrial (6%), semiconductor (6%), medical (4%) and other (9%). In fiscal 2001, this segment had net sales of $264.4 million, representing 45% of our total net sales, and an EBITDA margin of 21.7%.

          Industrial Controls. Our industrial controls segment produces control systems, industrial valves/controls and vibration instrumentation used primarily on rotating and other industrial machinery. We provide these products and solutions through six U.S.-based, and one European-based, operating units. The sales mix in the industrial controls segment by end market in fiscal 2001 consisted of oil and gas (62%), refrigeration (14%), power generation (10%), general industrial (6%) and other (8%). In fiscal 2001, this segment had net sales of $196.7 million, representing 34% of our total net sales, and an EBITDA margin of 22.8%.

          Fluid Handling. Our fluid handling segment produces industrial pumps, semiconductor production equipment and flow measurement and metering equipment. We provide these products and solutions through five U.S.-based, and one European-based, operating units. This segment serves a wide variety of profitable niche end markets such as water/wastewater and medical. The sales mix in the fluid handling segment by end market in fiscal 2001 consisted of general industrial (21%), semiconductor (17%), water/wastewater (14%), oil and gas (7%), power generation (6%), medical (6%), agricultural/irrigation (6%) and a wide variety of other end markets (23%), none of which is individually greater than 5% of segment net sales. In fiscal 2001, this segment had net sales of $125.4 million, representing 21% of our total net sales, and an EBITDA margin of 26.3%.

Our Strengths

          Leadership in Niche Markets. We have developed and maintained leading positions in many of our markets. We believe our market positions are attributable to the technical sophistication of our products, the applications expertise used to create customized products and systems, and our service capabilities.

          Diversified End Markets, Geography and Technology. We serve a wide variety of end markets that we have expanded over the past decade to provide increased business stability. During that same period, we grew our global presence to the degree that sales to customers outside the U.S. accounted for over half our total net sales for each of the last three fiscal years, up from 33% in 1992. We also have created a mix in product technologies ranging from mature to advanced technologies that balance growth opportunities while minimizing technology risk.

          Significant and Consistent Growth. A decade of disciplined execution of our operating and acquisition strategies has produced sustained growth in net sales, net earnings and cash flow. Since our initial public offering in fiscal 1992 through fiscal 2001, net sales and net earnings per share have grown at compound annual growth rates of 27% and 28%, respectively. As a result of our strong operations management and emphasis on working capital improvement, our free cash flow (cash flows from operating activities minus capital expenditures) has exceeded net earnings every year since fiscal 1998. To support our growth, we have increased our research and development spending by a compound annual growth rate of 42% since fiscal 1992.

          Disciplined Acquisition Process. Acquisitions are an important part of our growth strategy. Over the past decade, we have followed a disciplined strategy of making acquisitions to complement our existing businesses and to migrate into higher growth areas, such as analytical instrumentation. We have completed 27 acquisition transactions, for an aggregate investment of over $660 million, since our initial public offering in 1992. During fiscal 2001, we acquired Struers Holding, comprised of the Struers and Logitech analytical instrumentation companies, for an aggregate purchase price of $151 million, our largest transaction to date. This acquisition was consistent with our current goal to increase our overall rate of investment in acquisitions.

          Leadership to Continue Growth. Our senior management team has significant experience in operating and growing businesses and acquiring, integrating and improving new businesses. We have a dedicated acquisitions deal team to identify, target and execute attractive acquisition opportunities, which allows our other management to focus on existing operations.

          A Culture of Success. Our company combines disciplined corporate leadership with entrepreneurial business unit management to create stockholder value. We support the growth of our business units by providing financial support, assisting in developing strategic initiatives, instituting control tools, holding forums to share best practices, and developing management skills. In addition, our incentive compensation program rewards business unit leaders who grow their businesses and provide high cash flow returns.

Our Business Strategy

          We drive our company to create stockholder value through continuous improvement in operating performance and entrepreneurial leadership in providing solutions for the needs of our customers. The key elements of our strategy are:

          Drive Organic Growth. Our operating units grow their businesses by emphasizing new product development to satisfy customer needs. In addition, we continue to grow our customer base by expanding our distribution and increasing the applications for existing products. We believe that our technical leadership and applications expertise serve as the foundation for this expansion.

          Strong Operations Management. We continuously seek to improve our operations to improve margins and increase cash flow. Our business units employ initiatives such as process reengineering, lean manufacturing techniques and global sourcing to increase productivity and reduce costs. In fiscal 2001, we reduced working capital by over $20 million and increased gross margins from 51.4% in fiscal 2000 to 52.7%.

          Strategic Reinvestment of Cash Flow. We invest our strong cash flow in market expansion, new product development and acquisitions. We invest in our business units to drive organic growth and market expansion. We strategically invest a portion of our cash flow in a disciplined manner into acquisitions that meet our specific criteria. Our investment criteria target companies that offer:

•	engineered, high value-added, products;

•	high gross and operating margins or margin expansion opportunities;

•	rapid cash returns;

•	opportunity for enhanced growth; and

•	new strategic products and solutions.

Other Information About Us

          We were incorporated in Delaware in 1981. Our principal executive offices are located at 160 Ben Burton Road, Bogart, Georgia 30622 and our telephone number is (706) 369-7170. We maintain an Internet site at http://www.roperind.com. Information contained on our website is not a part of this prospectus or the registration statement of which it is a part.

The Offering

Common stock offered	5,000,000 shares

Common stock outstanding after this offering	36,268,179 shares

Use of proceeds	We intend to use $ million of the net proceeds to us from this offering to repay borrowings outstanding under our primary credit facility and the balance for general corporate purposes. All amounts repaid under this credit facility will be available for future borrowing.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

New York Stock Exchange symbol	“ROP”

          The number of shares of common stock to be outstanding after this offering set forth above excludes:

•	any shares issuable upon the exercise of the underwriters’ overallotment option;

•	2,395,771 shares issuable upon the exercise of stock options outstanding as of April 30, 2002, which had a weighted average exercise price of $29.14 per share; and

•	858,790 shares issuable upon the exercise of options reserved for grant under our stock option plans as of April 30, 2002.

Summary Consolidated Financial Data

          The following summary consolidated financial data for each of the three fiscal years ended October 31, 2001 are derived from our consolidated financial statements, which were audited by Arthur Andersen LLP, independent certified public accountants. The summary consolidated financial data for the quarters ended January 31, 2001 and 2002 and as of January 31, 2002 are derived from our unaudited interim consolidated financial statements and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data for those periods. Our results of operations for the first quarter of fiscal 2002 may not be indicative of results that may be expected for the full fiscal year. The summary consolidated financial data for the periods set forth below give effect to acquisitions completed during those periods as of the acquisition date. None of these acquisitions, other than Struers Holding, was material for financial statement purposes. See note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of many of these acquisitions. The pro forma statement of earnings data for the year ended October 31, 2001 give effect to the acquisition of Struers Holding as if such acquisition had occurred on November 1, 2000. You should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes, Struers Holding’s consolidated financial statements and related notes and our pro forma financial statements, included elsewhere in this prospectus.

					Pro Forma	Three Months Ended
	Year Ended October 31,				Year Ended	January 31,
					October 31,
	1999	2000	2001		2001	2001	2002

	(in thousands, except per share amounts)
Statement of earnings data:
Net sales	$407,256	$503,813	$586,506		$653,753	$137,664	$149,584
Gross profit	210,503	258,824	308,970		350,943	69,741	79,429
Earnings from operations	77,955	88,196	98,428		111,988	21,864	24,647
Net earnings	47,346	49,278	55,839		60,952	11,760	14,510
Net earnings per common share:
Basic	$1.56	$1.62	$1.82	(1)	$1.98 (1)	$0.38	$0.47
Diluted	1.53	1.58	1.77	(1)	1.94 (1)	0.38	0.46
Dividends per common share	$0.26	$0.28	$0.30		$0.30	$0.08	$0.08
Weighted average common shares outstanding:
Basic	30,268	30,457	30,758		30,758	30,613	30,987
Diluted	30,992	31,182	31,493		31,493	31,297	31,826
Other financial data:
Cash flows from operating activities	$52,826	$67,639	$102,442		$107,538	$25,238	$11,526
EBITDA(2)	95,504	111,712	129,811		145,552	28,932	30,673
Depreciation and amortization	15,966	22,298	27,455		29,636	6,601	4,057
Capital expenditures	5,148	15,150	7,455		8,809	1,441	1,935
Cash acquisition costs	36,343	161,546	170,180		170,180	839	7,747
Free cash flow(3)	47,678	52,489	94,987		98,729	23,797	9,591

	At January 31, 2002

	Actual	As Adjusted(4)

Balance sheet data:
Working capital	$125,554	$
Total assets	760,582
Long-term debt, less current portion	315,361
Stockholders’ equity	334,410

(1)	Excluding a restructuring charge of $1,663, basic and diluted net earnings per common share for fiscal 2001 were $1.87 and $1.83, respectively, actual, and $2.04 and $1.99, respectively, pro forma.

(2)	EBITDA represents earnings before interest, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company’s leverage capacity and ability to service debt. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (each as determined in accordance with generally accepted accounting principles) and should not be construed as a measure of operating performance or liquidity. EBITDA as presented by us is not necessarily comparable with similarly-titled measures presented by other companies.

(3)	Free cash flow means cash flows from operating activities less capital expenditures.

(4)	Adjusted to give effect to the sale of the shares in this offering assuming a public offering price of $ per share and after deducting the underwriting discount and estimated offering expenses.

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our operating results could be adversely affected by a reduction of business with Gazprom.

          Sales to RAO Gazprom, a large Russian natural gas enterprise, which we refer to in this prospectus as Gazprom, represented approximately 9%, 7% and 8% of our net sales for fiscal 1999, 2000 and 2001, respectively. The level and timing of future business with Gazprom will depend on our relationship with Gazprom as well as its ability to obtain financing and on general economic conditions in the former Soviet Union. If Gazprom significantly reduces the amount of products it purchases from us for any reason, we likely could not replace those sales and our operating results would suffer.

Unfavorable changes in foreign exchange rates may harm our business.

          Several of our operating companies have transactions and balances denominated in currencies other than the United States dollar. Most of these transactions and balances are denominated in euros, British pounds, Danish krone and Japanese yen. Sales by our operating companies whose functional currency is not the U.S. dollar represented approximately 23% of our total net sales for fiscal 2001 and we expect this percentage to be higher in fiscal 2002. Unfavorable changes in exchange rates between the U.S. dollar and those currencies could reduce our reported sales and earnings.

We export a significant portion of our products. Difficulties associated with the export of our products could harm our business.

          Sales to customers outside the United States by our businesses located in the United States account for a significant portion of our net sales. These sales accounted for approximately 51%, 51% and 52% of our net sales in fiscal 1999, 2000 and 2001, respectively. Our ability to export our products is subject to risks that could limit our ability to export our products or otherwise reduce the demand for these products in our foreign markets. Such risks include, without limitation, the following:

•	unfavorable changes in U.S. export requirements;

•	restrictions on the export of technology and related products;

•	unfavorable changes in U.S. export policies to certain foreign countries;

•	unfavorable changes in the import policies of our foreign markets; and

•	a general economic downturn in our foreign markets.

The occurrence of any of these events could reduce the foreign demand for our products and could limit our ability to export our products and, therefore, could negatively affect our future sales and earnings.

Economic, political and other risks associated with our international operations could adversely affect our business.

          As of October 31, 2001, approximately 31% of our total assets were attributable to operations outside the United States. We expect our international operations to continue to contribute materially to our business for the foreseeable future. Our international operations are subject to varying degrees of risk inherent in doing business outside the United States including, without limitation, the following:

•	adverse changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	trade protection measures and import or export requirements;

•	partial or total expropriation;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing protection of intellectual property; and

•	unexpected changes in regulatory requirements.

The occurrence of any of these events could harm our business.

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully.

          Our historical growth has depended, and our future growth is likely to continue to depend, to a significant degree on our ability to make acquisitions and to successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets globally. We cannot assure you, however, that we will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

          Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in amortization expenses related to acquired intangible assets and potentially dilutive issuances of equity securities, any of which could harm our profitability. We cannot assure you that our acquisition strategy will not have a material adverse effect on our business, financial condition and results of operations.

Product liability and insurance risks could harm our operating results.

          Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of custom, highly-engineered specialty industrial controls, fluid handling and analytical instrumentation products. In addition, certain of our products are used in potentially hazardous environments. We are a defendant in several product liability lawsuits (which in some cases include multiple claimants) seeking recovery of damages for alleged exposure to products manufactured by us containing asbestos components supplied by third parties. We currently have product liability insurance for our products; however, we may not be able to maintain our insurance at a reasonable cost or in sufficient amounts to protect us against potential losses. We believe that we have adequately accrued estimated losses, principally related to deductible amounts under our insurance policies, with respect to all product liability claims, based upon our past experience and available facts. However, a successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Warranty exposure could harm our business.

          We offer warranties to our customers, including our original equipment manufacturers, or OEMs, that our products are free from defects and that they meet certain customer designated specifications. The OEMs may in turn offer product warranties to the purchasers of their products. If products do not perform as expected, we could incur substantial warranty expense in the future.

The U.S. Government has indicted our former independent auditors, Arthur Andersen LLP. It is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims against it.

          Our former independent auditors, Arthur Andersen LLP, have informed us that on March 14, 2002, an indictment was unsealed charging Arthur Andersen with federal obstruction of justice arising from the government’s investigation of Enron Corp. It is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s audit of our financial statements, which are included elsewhere in this prospectus.

We have not obtained Arthur Andersen’s consent to be named in this prospectus as having certified our consolidated financial statements. This may limit your ability to assert claims against Arthur Andersen.

          We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified our consolidated financial statements for the three years ended October 31, 2001, as required by Section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

We face intense competition. If we do not compete effectively, our business may suffer.

          We face intense competition from numerous competitors. Our products compete primarily on the basis of performance, innovation, price, and established customer service capabilities with existing customers. We may not be able to compete effectively with all of these competitors. To remain competitive, we must develop new products, respond to new technologies and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

Changes in the supply of, or price for, parts and components used in our products could affect our business.

          We purchase many parts and components from suppliers. The availability and prices of parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these parts and components could affect our business, financial condition and results of operations.

Environmental compliance costs and liabilities could increase our expenses and adversely affect our financial condition.

          Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. These laws and regulations can result in the imposition of substantial fines and sanctions for violations and could require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws, and adapt to regulatory requirements in the countries in which we operate as these requirements change.

          We use and generate hazardous substances and wastes in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Our intangible assets are valued at an amount that is disproportionately high relative to our total assets and a write-off of our intangible assets would negatively affect our results of operations and total capitalization.

          Our total assets reflect substantial intangible assets, primarily goodwill. At January 31, 2002, goodwill totaled $423.5 million compared to $334.4 million of stockholders’ equity, which was over half of our total assets of $760.6 million. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge or if business valuations become more conservative, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, which effect could be material.

Terrorist attacks and threats or actual war, as well as unfavorable general economic conditions, may harm our business.

          Recent terrorist attacks in the United States, as well as future events occurring in response or in connection to them, including, without limitation, future terrorist attacks against United States targets, rumor or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. They also could result in a deepening of any economic recession in the United States or abroad. A prolonged economic slowdown or recession in the United States or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales and profits. Any of these events could have a significant impact on our business, financial condition or results of operations and may result in the volatility of the market price for our common stock.

Risks Relating to Our Common Stock

Our stock price may fluctuate significantly.

          The market price of our common stock could fluctuate significantly in response to variations in quarterly operating results and other factors, such as:

•	changes in our business, operations or prospects;

•	developments in our relationships with our customers;

•	announcements of technological innovations or new products by us or by our competitors;

•	announcement or completion of acquisitions by us or by our competitors;

•	changes in existing or adoption of additional government regulations; and

•	prevailing domestic and international market and economic conditions.

          In addition, the stock market has experienced significant price fluctuations in recent years. Many companies experienced material fluctuations in their stock price that were unrelated to their operating performance. Broad market fluctuations, general economic conditions and specific conditions in the industries in which we operate may adversely affect the market price of our common stock.

Limited trading volume of our common stock may contribute to its price volatility.

          Our common stock is traded on the New York Stock Exchange, or NYSE. During the twelve months ended April 30, 2002, the average daily trading volume for our common stock as reported by the NYSE was approximately 120,000 shares. Even if we achieve a wider dissemination as a result of this offering, we are uncertain whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the market price of our common stock.

If we need to sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted.

          Part of our business strategy is to expand into new markets and enhance our position in existing markets globally through acquisitions. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership. We cannot assure you as to when, and how many of, the shares of our common stock will be sold or as to the effect those sale may have on the market price of our common stock. Sales of substantial amounts of our common stock or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Future sales of our common stock may cause our stock price to decline and impair our ability to raise capital.

          All of our outstanding shares of common stock are freely tradeable. As of April 30, 2002, our executive officers and directors beneficially owned 2,343,357 shares of common stock that are eligible for resale into the public market pursuant to Rule 144 under the Securities Act of 1933, as amended. Sales of substantial amounts of common stock by our stockholders, or even the potential for these sales, may depress the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Provisions in our certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult.

          Our certificate of incorporation provides that each share of common stock that is held by the same person for at least four years entitles the holder to five votes, and that each share held for less than four years entitles the holder to one vote. In addition, under our certificate of incorporation, our board of directors has the authority to issue common stock carrying five votes per share in private placement transactions. The existence of shares carrying five votes may result in the holders of those shares, who may own a relatively small number of shares of common stock, being able to control the outcome of a matter submitted to the stockholders for approval.

          Our certificate of incorporation and bylaws contain certain other provisions that may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. Our certificate of incorporation and bylaws:

•	authorize the board of directors to fix the terms of and issue preferred stock without stockholder approval, which could be used to oppose a takeover attempt;

•	provide for a board of directors comprised of three classes with staggered terms;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

•	provide that directors may be removed by stockholders only for cause; and

•	require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

          Our board of directors has also adopted a stockholder rights plan intended to encourage anyone seeking to acquire us to negotiate with the board prior to attempting a takeover.

          In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock, which may discourage, delay or prevent a change in control favored by stockholders generally.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, strategies, contingencies, financing plans, working capital needs, sources of liquidity, capital expenditures and contemplated acquisitions.

          Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, parts and components costs, the timing and cost of planned capital expenditures, the estimated cost of environmental compliance, expected outcomes of pending litigation, competitive conditions and general economic conditions. These assumptions could prove inaccurate. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	reductions in our business with Gazprom;

•	unfavorable changes in foreign exchange rates;

•	difficulties associated with exports;

•	risks associated with our international operations;

•	difficulty making acquisitions and successfully integrating acquired businesses;

•	increased product liability and insurance costs;

•	product liability and insurance risks;

•	increased warranty exposure;

•	the fact that the U.S. government has indicted our former independent auditors, Arthur Andersen LLP;

•	future competition;

•	changes in the supply of, or price for, parts and components;

•	environmental compliance costs and liabilities;

•	potential write-offs of our substantial intangible assets; and

•	the factors discussed in this prospectus under the heading “Risk Factors.”

          We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

USE OF PROCEEDS

          We estimate that we will receive approximately $                    in net proceeds from the sale of the 5,000,000 shares of common stock in this offering, or approximately $                million if the underwriters exercise their overallotment option in full. These estimates assume a public offering price of $          per share and reflect the deduction of the underwriting discount and estimated offering expenses payable by us.

          We intend to use $        million of the net proceeds to us from this offering to repay borrowings outstanding under our primary credit facility, which matures on May 18, 2005, and the balance for general corporate purposes. As of April 30, 2002, we had $157.3 million of borrowings outstanding under this facility, which bore interest at a weighted average interest rate of approximately 3.6%. We used borrowings under our primary credit facility to finance the acquisition of Struers Holding and two smaller acquisitions as well as to fund our working capital needs. All amounts repaid by us under the credit facility will be available for future borrowing.

          Pending these uses, we intend to invest the net proceeds to us from this offering in short-term U.S. investment grade and government securities.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

          Our common stock trades on the NYSE under the symbol “ROP.” The table below shows the range of high and low sales prices for our common stock as reported by the NYSE as well as dividends paid during each of our fiscal 2000, 2001 and 2002 quarters. The last sales price reported by the NYSE on May 22, 2002 was $43.20.

	High	Low	Dividends

2000
First Quarter	$38.56	$30.00	$0.0700
Second Quarter	37.38	25.81	0.0700
Third Quarter	36.19	24.00	0.0700
Fourth Quarter	35.75	26.19	0.0700
2001
First Quarter	$38.50	$29.94	$0.0750
Second Quarter	43.00	33.65	0.0750
Third Quarter	45.80	34.99	0.0750
Fourth Quarter	45.00	31.00	0.0750
2002
First Quarter	$52.91	$35.90	$0.0825
Second Quarter	51.90	41.04	0.0825
Third Quarter (through May 22, 2002)	46.90	43.00	*

*	On May 22, 2002, our board of directors declared a cash dividend of $0.0825 per share payable on July 31, 2002 to stockholders of record on July 16, 2002.

          Based on information available to us and our transfer agent, we believe that as of April 30, 2002, there were 211 record holders of our common stock.

          We have declared a cash dividend in each fiscal quarter since our February 1992 initial public offering. However, the timing, declaration and payment of future dividends will be at the sole discretion of our board of directors and will depend upon our profitability, financial condition, capital needs, future prospects and other factors deemed relevant by our board of directors. Therefore, we cannot assure you that we will pay cash dividends in the future.

CAPITALIZATION

          The following table shows our capitalization at January 31, 2002:

•	on an actual basis; and

•	on an adjusted basis to reflect the sale of the 5,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us.

          You should read the table below in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	At January 31, 2002

	Actual	As Adjusted

	(in thousands)
Current portion of long-term debt	$8,367		$8,367

Long-term debt, less current portion	315,361

Stockholders’ equity:
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; none outstanding actual and as adjusted	—		—
Common stock, $0.01 par value per share; 80,000,000 shares authorized; 32,411,925 shares issued and 31,173,292 outstanding actual, 37,411,925 shares issued and 36,173,292 outstanding, as adjusted	324		374
Additional paid-in capital	85,266
Retained earnings	287,201		287,201
Accumulated other comprehensive earnings	(13,799)		(13,799)
Treasury stock, 1,238,633 shares actual and as adjusted	(24,582)		(24,582)

Total stockholders’ equity	334,410

Total capitalization	$658,138	$

SELECTED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated data for and as of the end of each of the five fiscal years ended October 31, 2001 are derived from our audited consolidated financial statements. Our consolidated financial statements for and as of the end of each of the three years ended October 31, 2001 were audited by Arthur Andersen LLP, independent certified public accountants. The statements of earnings data for the quarters ended January 31, 2001 and 2002 and as of January 31, 2002 are derived from our unaudited consolidated financial statements and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data for those periods. Our results of operations for the first quarter of fiscal 2002 may not be indicative of results that may be expected for the full fiscal year. The selected consolidated data for the periods set forth below give effect to acquisitions completed during those periods as of the acquisition dates. None of these acquisitions, other than Struers Holding, was material for financial statement purposes. See note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of many of these acquisitions. The pro forma selected statement of earnings data for the year ended October 31, 2001 give effect to the acquisition of Struers Holding as if such acquisition had occurred on November 1, 2000. You should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes, Struers Holding’s consolidated financial statements and related notes and our pro forma financial statements, included elsewhere in this prospectus.

						Pro Forma
						Year	Three Months Ended
	Year Ended October 31,					Ended	January 31,
						October 31,
	1997	1998	1999	2000	2001	2001	2001	2002

	(in thousands, except per share amounts)
Statement of earnings data:
Net sales	$298,236	$389,170	$407,256	$503,813	$586,506	$653,753	$137,664	$149,584
Gross profit	153,389	190,953	210,503	258,824	308,970	350,943	69,741	79,429
Earnings from operations	60,870	66,092	77,955	88,196	98,428	111,988	21,864	24,647
Net earnings	36,350	39,316	47,346	49,278	55,839	60,952	11,760	14,510
Net earnings per common share:
Basic	$1.19	$1.27	$1.56	$1.62	$1.82(1)	$1.98(1)	$0.38	$0.47
Diluted	1.16	1.24	1.53	1.58	1.77(1)	1.94(1)	0.38	0.46
Dividends per common share	$0.20	$0.24	$0.26	$0.28	$0.30	$0.30	$0.08	$0.08
Weighted average common shares outstanding:
Basic	30,580	31,001	30,268	30,457	30,758	30,758	30,613	30,987
Diluted	31,458	31,717	30,992	31,182	31,493	31,493	31,297	31,826
Other financial data:
Cash flows from operating activities	$35,403	$76,173	$52,826	$67,639	$102,442	$107,538	$25,238	$11,526
EBITDA(2)	72,548	81,906	95,504	111,712	129,811	145,552	28,932	30,673
Depreciation and amortization	11,400	14,434	15,966	22,298	27,455	29,636	6,601	4,057
Capital expenditures	4,984	5,502	5,148	15,150	7,455	8,809	1,441	1,935
Cash acquisition costs	55,311	62,676	36,343	161,546	170,180	170,180	839	7,747
Free cash flow(3)	30,419	70,671	47,678	52,489	94,987	98,729	23,987	9,591

	At October 31,					At January 31,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share amounts)
Balance sheet data:
Working capital	$86,954	$82,274	$89,576	$129,463	$129,173	$127,127	$125,554
Total assets	329,320	381,533	420,163	596,902	762,122	600,809	760,582
Long term debt, less current portion	99,638	120,307	109,659	234,603	323,830	218,419	315,361
Stockholders’ equity	177,869	197,033	231,968	270,191	323,506	283,349	334,410

(1)	Excluding a restructuring charge of $1,663, basic and diluted net earnings per common share for fiscal 2001 were $1.87 and $1.83, respectively, actual, and $2.04 and $1.99 respectively, pro forma.

(2)	EBITDA represents earnings before interest, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company’s leverage capacity and ability to service debt. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (each as determined in accordance with generally accepted accounting principles) and should not be construed as a measure of operating performance or liquidity. EBITDA, as presented by us, is not necessarily comparable with similarly-titled measures presented by other companies.

(3)	Free cash flow means cash flows from operating activities less capital expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. Within this prospectus we have provided pro forma sales and sales orders information to help understand the impact of acquisitions on our performance. For this purpose, pro forma net sales, net sales orders and sales order backlog information include the sales and sales order information of each acquired company for a period in the year prior to its acquisition which is equivalent to the period of the current year for which such acquired company’s results are included in our consolidated financial results. Similarly, pro forma net sales, net sales orders and sales order backlog information exclude amounts attributable to discontinued or divested operations for the period presented.

Application of Critical Accounting Policies

          Our consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States, which we refer to in this prospectus as GAAP. A discussion of our significant accounting policies can be found in the notes to our consolidated financial statements included elsewhere in this prospectus.

          GAAP offers acceptable alternative methods for accounting for certain issues affecting our financial results, such as determining inventory cost, depreciating long-lived assets, recognizing revenues and issuing stock options to employees. We have not changed the application of acceptable accounting methods or the significant estimates affecting the application of these principles in the last three years in a manner that had a material effect on our financial statements, except for the adoption of Statement of Financial Accounting Standards, which we refer to in this prospectus as SFAS, No. 142, “Goodwill and Other Intangible Assets” as discussed below.

          The preparation of financial statements in accordance with GAAP requires the use of estimates, assumptions, judgments and interpretations that can affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and other supplemental disclosures.

          The development of accounting estimates is the responsibility of our management. Our management discusses those areas that require significant judgments with the audit committee of our board of directors. The audit committee has reviewed all of our financial disclosures in our annual filings with the SEC. Although we believe the positions management has taken with regard to uncertainties are reasonable, others might reach different conclusions and our positions can change over time as more information becomes available. If an accounting estimate changes, we account for the effects of the change prospectively.

          Our most significant accounting uncertainties are encountered in the areas of accounts receivable collectibility, inventory utilization, future warranty obligations, revenue recognition, income taxes and goodwill analysis. These issues, except for income taxes, which are not allocated to our business segments, affect each of our three business segments. We evaluate these issues primarily by using a combination of historical experience, current conditions and relatively short-term forecasting.

          We regularly review accounts receivable to determine customers who have not paid within agreed upon terms, whether these amounts are consistent with past experiences, what historical experience has been with amounts deemed uncollectible and the impact that current and near-term forecast economic conditions might have on collection efforts in general and with specific customers. At October 31, 2001, our allowance for doubtful accounts receivable was $4.3 million, or 3% of total gross accounts receivable. Our bad debt expense during each of fiscal 1999, 2000 and 2001 was less than 1% of total net sales.

          We regularly compare inventory quantities on hand against anticipated future usage, which we determine as a function of historical usage, or forecasts related to specific items in order to evaluate obsolescence and excessive quantities. When we use historical usage, this information is also qualitatively compared to business trends to evaluate the reasonableness of using historical information as an estimate of future usage. Business trends can change rapidly and these events can affect our evaluation of inventory balances. At October 31, 2001, our inventory reserves for excess and obsolete inventory were $15.5 million, or 14% of gross first-in, first-out inventory cost. Our expense for excess and obsolete inventory was less than 2% of cost of sales during each of fiscal 1999, 2000 and 2001.

          Most of our sales are covered by warranty provisions that generally provide for us to repair qualifying defective items for a period of one year from the time of sale. We evaluate future warranty obligations using, among other factors, historical cost experience, product evolution and customer feedback. At October 31, 2001, our accrual for future warranty obligations was $4.1 million, or less than 1% of trailing 12-month pro forma net sales. Our expense for warranty obligations was less than 2% of total selling, general and administrative expenses for each of fiscal 1999, 2000 and 2001.

          Revenues related the use of the percentage-of-completion method of accounting are dependent on a comparison of total costs incurred compared with total estimated costs for a project. For fiscal 2001, we recognized approximately $8 million of revenue, using the percentage-of-completion method. Revenues using the percentage-of-completion method were less than 2% of total net sales for each of fiscal 1999, 2000 and 2001, and we expect to recognize an additional $2 million of revenue related to these percentage-of-completion open projects during fiscal 2002. Contracts accounted for under this method are not significantly different in profitability from revenues accounted for under other methods.

          Income taxes can be affected by estimates of whether and within which jurisdiction future earnings will occur and how and when cash is repatriated to the United States, combined with other aspects of our overall income tax strategy. Some historical transactions have income tax effects going forward. Accounting rules require these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.

          We adopted SFAS No. 142 effective November 1, 2001 — the beginning of our fiscal 2002. SFAS 142, issued in June 2001, requires the adoption of its provisions by the beginning of our fiscal 2003, but the timing of our fiscal year end also allowed us to elect to adopt SFAS 142 at the beginning of our fiscal 2002. Based primarily on investor interest to see results reflecting adoption of SFAS 142, we elected to adopt this new standard at the earlier date.

          The evaluation of goodwill under our newly adopted standard requires valuations of each applicable underlying business. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and marketplace transactions in related markets. These estimates will likely change over time. Some of our businesses operate in cyclical industries and the valuation of these businesses can be expected to fluctuate as a result of this cyclicality. The initial business valuation reviews required by this new standard resulted in goodwill impairment being identified for three of our business units — one in the analytical instrumentation segment and two in the industrial controls segment. These provisions will be reported as a change in accounting principles retroactive to the beginning of our fiscal 2002. If any impairment of goodwill is indicated beyond these initial reviews, the entire impairment will be recorded immediately and reported as a component of current operations, and it is possible in this circumstance that an impairment of goodwill could result that would be material to our results. Our acquisitions have generally included a large goodwill component and we expect to continue with future acquisitions. We generally expect the rate of our investments in acquisitions to increase.

          Prior to adopting SFAS 142, goodwill was amortized over periods not exceeding 40 years. With the adoption of this standard, goodwill is not amortized. It is periodically reviewed for impairment as discussed above. SFAS 142 does not permit retroactive application to years prior to adoption. Therefore, earnings beginning in fiscal 2002 tend to be higher than earlier periods as a result of this accounting change, except for the effects of any impairment provision on current results. The notes to our consolidated financial statements include a reconciliation comparing earnings of pre-adoption periods to earnings of current periods for those periods presented. Goodwill amortization prior to the adoption of SFAS 142 was largest in the analytical instrumentation segment and the amount of goodwill currently recorded is also largest for this segment. We believe it inappropriate to conclude whether the likelihood of any additional impairment charge is more likely in any of our business segments compared to the other segments. If an impairment is identified, the amount identified may be increased by the identification of other intangible assets at the affected business that were not required to be recognized under prior accounting standards.

          At October 31, 2001, our total assets included $421.9 million of goodwill. Goodwill was allocated $283.3 million to our analytical instrumentation segment, $73.9 million to our industrial controls segment and $64.7 million to our fluid handling segment. Total goodwill was allocated to 22 different business units with individual amounts ranging from less than $1 million to approximately $63 million. The median amount of goodwill allocated to each business unit was approximately $16 million.

          Except for goodwill, the diversity of our operations and the insignificance of individual transactions and balances to our company as a whole lead us to believe that it is unlikely that different assumptions or different conditions regarding uncertainties would result in materially different results from those reported by us.

Results of Operations

          The following table sets forth selected financial information expressed as a percentage of net sales for the periods indicated.

				Three Months
				Ended
	Year Ended October 31,			January 31,

	1999	2000	2001	2001	2002

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	48.3	48.6	47.3	49.3	46.9

Gross profit	51.7	51.4	52.7	50.7	53.1
Selling, general and administrative expenses	32.6	33.9	35.9	34.8	36.6

Income from operations	19.1	17.5	16.8	15.9	16.5
Interest expense	1.8	2.7	2.7	3.0	3.1
Other income	0.4	0.3	0.6	0.3	1.3

Earnings before income taxes	17.7	15.1	14.7	13.2	14.7
Income taxes	6.1	5.3	5.2	4.7	5.0

Net earnings	11.6%	9.8%	9.5%	8.5%	9.7%

          The following table sets forth certain financial information by business segment for the periods indicated:

							Three Months Ended
	Year Ended October 31,						January 31,

	1999		2000		2001		2001		2002

	(in thousands)
Industrial controls:(1)
Net sales	$160,090		$159,262		$196,738		$45,807		$44,446
Gross profit	78,957	49.3%	78,523	49.3%	100,574	51.1%	21,250	46.4%	22,888	51.5%
Operating profit(2)	29,973	18.7	28,460	17.9	40,066	20.4	7,258	15.8	8,242	18.5
Fluid handling:(3)
Net sales	$98,298		$121,387		$125,399		$33,130		$23,470
Gross profit	47,662	48.5%	58,899	48.5%	60,709	48.4%	16,054	48.5%	10,217	43.5%
Operating profit(2)	27,386	27.9	29,600	24.4	27,402	21.9	7,613	23.0	3,742	15.9

							Three Months Ended
	Year Ended October 31,						January 31,

	1999		2000		2001		2001		2002

	(in thousands)
Analytical instrumentation:(4)
Net sales	$148,868		$223,164		$264,369		$58,727		$81,668
Gross profit	83,884	56.3%	121,402	54.4%	147,687	55.9%	32,437	55.2%	46,324	56.7%
Operating profit(2)	27,713	18.6	36,509	16.4	43,207	16.3	9,331	15.9	16,099	19.7

(1)	Includes results of operations of Hansen Technologies from September 2000 and several smaller businesses acquired during the years presented.

(2)	Operating profit excludes restructuring charges and unallocated corporate administrative costs. We incurred restructuring charges only in fiscal 2001 of $2,230, $279 and $50 in industrial controls, fluid handling and analytical instrumentation, respectively. Unallocated corporate administrative costs were $7,117, $6,373, and $9,688 for fiscal 1999, 2000 and 2001, respectively. These costs were $2,338 and $3,436 for the three months ended January 31, 2001 and 2002, respectively.

(3)	Includes results of Abel Pump from May 2000 and several smaller businesses acquired during the years presented.

(4)	Includes results of operations of Photometrics from April 1998, Petroleum Analyzer from June 1999, Redlake/MASD from November 1999, Antek Instruments from August 2000, Struers and Logitech from September 2001 and several smaller businesses acquired during the years presented.

Quarter Ended January 31, 2002 Compared to Quarter Ended January 31, 2001

          Net sales increased $11.9 million, or 9%, during the first quarter of fiscal 2002 compared to the first quarter of fiscal 2001. Most of this increase resulted from the fiscal 2002 contributions of businesses acquired subsequent to January 31, 2001, particularly the Struers and Logitech businesses. On a pro forma basis, sales for the first quarter of fiscal 2002 decreased 5% compared to the first quarter of fiscal 2001. Most of this decrease was attributed to weak semiconductor, automotive and general industrial markets.

          Our analytical instrumentation segment’s net sales increased 39% in the first quarter of fiscal 2002 compared to the first quarter of fiscal 2001, primarily due to acquisitions, particularly Struers and Logitech. Actual net sales in this segment for the first quarter of fiscal 2002 increased 2% compared to pro forma net sales for the first quarter of fiscal 2001. Net sales for our fluid handling segment decreased 29% for the first quarter of fiscal 2002 compared to the first quarter of fiscal 2001 on sharply lower semiconductor-related sales. These sales were down 84%. Other sales in this segment decreased 10%, mostly from weaker markets throughout the remaining businesses. Although our industrial controls segment’s net sales decreased 3% in the first quarter of fiscal 2002 compared to the first quarter in fiscal 2001, actual net sales increased 2% in the first quarter of fiscal 2002 compared to pro forma net sales for the first quarter of fiscal 2001. The decrease in actual net sales was caused mostly by Petrotech’s exited operations being excluded from fiscal 2002’s results. The increase in pro forma net sales was mostly the result of additional sales to Gazprom.

          Our overall gross profit percentage increased during the first quarter of 2002 mostly due to the higher margins experienced at recently acquired companies (that contributed most of the increase for our analytical instrumentation segment) and the elimination of Petrotech’s lower margin businesses (that contributed most of the increase in our industrial controls segment) that was partially offset by the adverse leverage from reduced sales at other businesses (that, along with a lower-margin product mix in fiscal 2002, contributed most of the decrease in our fluid handling segment).

          Selling, general and administrative expenses increased $6.9 million, or 14%, during the first quarter of fiscal 2002 compared to the first quarter of fiscal 2001. Selling, general and administrative expenses in the first quarter of fiscal 2001 included $4.0 million of goodwill amortization compared to fiscal 2002 when no such amortization was recorded. Selling, general and administrative expenses in fiscal 2002 for companies acquired in fiscal 2001 were $10.2 million.

          Interest expense increased in the first quarter of fiscal 2002 compared to the first quarter of fiscal 2001 as a result of higher borrowing levels partially offset by lower interest rates. Average borrowing levels were about $100 million higher in the first quarter of fiscal 2002 compared to the first quarter of fiscal 2001 (due to the financing of acquisitions), but our effective interest rate was approximately 1.5% lower for the first quarter of fiscal 2002. Most of our current borrowings bear interest based on 3-month or shorter LIBOR (or similar) rates.

          Other income in the first quarter of fiscal 2002 included approximately $1.3 million of foreign currency exchange gains, mostly on certain euro-denominated borrowings. These borrowings represent a natural hedge against some of the euro-denominated operating results of our non-U.S. businesses. Also included in other income was $0.3 million of interest earned in connection with our vendor financing program with Gazprom. There were no items comparable to these in the first quarter of fiscal 2001.

          Our effective income tax rate was 34.0% during the first quarter of fiscal 2002 compared to 35.5% during the first quarter of fiscal 2001. This decrease resulted primarily from the new accounting standard affecting goodwill. Although goodwill is no longer amortized for book purposes, some goodwill amortization is allowed for income tax purposes.

          Other comprehensive earnings represented the change in cumulative translation adjustments related to the net assets of non-U.S. subsidiaries whose functional currency was not the U.S. dollar. The net change during each of the first quarters of fiscal 2002 and 2001 was mostly related to our subsidiaries in Europe and Japan. Foreign currency effects on our reported net earnings and cash flows have generally not been significant.

          The following table summarizes our net sales orders and backlog information:

	Net Sales Orders			Sales Order Backlog
	Three Months Ended January 31,			As of January 31,

	2001		2002	2001		2002

	Pro forma	Actual	Actual	Pro forma	Actual	Actual

	(in thousands)
Analytical instrumentation	$92,855	$66,886	$79,393	$80,054	$60,713	$59,527
Fluid handling	33,270	33,270	27,704	26,406	26,406	25,241
Industrial controls	51,902	54,430	46,445	34,997	38,413	32,759

Total	$178,027	$154,586	$153,528	$141,457	$125,532	$117,527

          Analytical instrumentation sales orders reflect recently acquired businesses partially offset by lower sales orders by this segment’s digital imaging businesses, which had very strong sales orders in the first quarter of fiscal 2001. Fluid handling sales orders decreased in the first quarter of fiscal 2002 primarily due to the reduced level of semiconductor-related business. Sales orders for industrial controls decreased in fiscal 2002 compared to the prior year mostly due to the timing of orders received from Gazprom. Gazprom orders were relatively high in the first quarter of fiscal 2001 and low in the second quarter of that year. Changes in backlog are generally consistent with the changes in sales orders. However in our fluid handling segment, the non-semiconductor-related businesses entered the second quarter of fiscal 2002 with backlog 23% higher than that at January 31, 2001. Part of this increase represents large orders for extended term projects. These other businesses largely offset the 88% decline in the semiconductor-related sales orders.

          Total sales orders for the first quarter of fiscal 2002 were also adversely impacted by about 1% due to currency exchange rate differences compared to either the end of fiscal 2001 or the first quarter of fiscal 2001.

Year Ended October 31, 2001 Compared to Year Ended October 31, 2000

          Net sales for fiscal 2001 were $586.5 million, a 16% increase compared to fiscal 2000. Excluding sales to Gazprom, net sales increased 14% in fiscal 2001 compared to fiscal 2000. Fiscal 2001 pro forma net sales increased 5% compared to pro forma net sales during fiscal 2000.

          In our analytical instrumentation segment, actual net sales increased 18% in fiscal 2001 and pro forma net sales increased 5%. The increase in actual net sales resulted mostly from the contribution of companies acquired during fiscal 2000 and 2001. The increase in pro forma net sales resulted mostly from strong digital imaging demand from research markets. Weakness in the automobile industry adversely affected sales of our high-speed digital camera products and our industrial leak test products.

          In our fluid handling segment, actual net sales increased 3% in fiscal 2001 and pro forma net sales decreased 7%. Actual net sales increased primarily as the result of companies acquired during fiscal 2000 and 2001. Pro forma net sales decreased primarily as the result of depressed business conditions in the semiconductor industry. This segment’s pro forma net sales to this industry decreased 33% in fiscal 2001 compared to fiscal 2000. We expect sales to the semiconductor industry to be lower still in fiscal 2002. Actual net sales in fiscal 2001 for this segment’s businesses not serving the semiconductor industry increased 2% compared to pro forma net sales in fiscal 2000.

          In our industrial controls segment, actual net sales increased 24% in fiscal 2001 and pro forma net sales increased 13%. Actual net sales increased primarily as a result of companies acquired since the beginning of fiscal 2000, increased shipments to Gazprom and higher sales customers in energy markets. These increases were partially offset by lower sales at Petrotech that resulted from restructuring activities that occurred during fiscal 2001. Pro forma net sales increased primarily as a result of additional sales to Gazprom. Net sales to Gazprom were $49.3 million during fiscal 2001, or an increase of 45% compared to fiscal 2000.

          Our overall gross profit percentage increased to 52.7% in fiscal 2001 compared to 51.4% in fiscal 2000. Several factors were the largest contributors to the change. The largest factor was the growth in our analytical instrumentation segment, our highest gross margin segment. Other large factors contributing to increased margins were improved leverage on the additional sales to Gazprom and the benefits from exiting certain low margin businesses at Petrotech during 2001. Increased sales from our lower-margin refrigeration valve business that was acquired in September 2000 adversely affected margins.

          Analytical instrumentation’s gross margin increased to 55.9% in fiscal 2001 compared to 54.4% in fiscal 2000. Most of this improvement resulted from favorable leverage related to increased digital imaging sales and the incremental sales at Struers and Logitech that were at relatively high margins. Fluid handling’s gross margin decreased to 48.4% in fiscal 2001 compared to 48.5% in fiscal 2000. This decrease was caused mostly by lower sales of its high margin semiconductor-related products. Industrial controls’ gross margin increased to 51.1% in fiscal 2001 compared to 49.3% in fiscal 2000. This increase was caused primarily by the favorable effects of increased sales to Gazprom and lower sales from exited businesses, and was partially offset by increased sales of lower-margin refrigeration valve products.

          The following table sets forth our selling, general and administrative expenses as a percentage of net sales in fiscal 2000 and 2001.

	Year Ended October 31,

	2000		2001

	Total	Adjusted*	Total	Adjusted*

Analytical instrumentation	38.0%	34.5%	39.5%	36.2%
Fluid handling	24.1	22.3	26.8	24.5
Industrial controls	31.4	29.8	31.9	28.5
Corporate	1.3	1.3	1.7	1.7
Company as a whole	33.9%	31.3%	35.9%	32.8%

*	Excludes goodwill amortization for fiscal 2000 and 2001 and restructuring charges incurred in fiscal 2001.

          The increase in selling, general and administrative costs as a percentage of net sales in fiscal 2001 compared to fiscal 2000 for the fluid handling segment was caused by the adverse leverage that resulted from the quick and deep cyclical decline in this segment’s semiconductor-related business. Other changes in the relationships between selling, general and administrative costs and net sales were not considered significant.

          Interest expense was $15.9 million in fiscal 2001 compared to $13.5 million in fiscal 2000. Interest expense was higher in fiscal 2001 mostly due to the borrowings associated with the acquisitions that occurred since the beginning of fiscal 2000. All of these acquisitions, representing total costs of approximately $330 million, were paid for in cash with borrowings under our credit facilities. Short-term interest rates started to decline dramatically early in calendar 2001. Our effective interest rate was approximately 6.5% during fiscal 2001 compared to approximately 6.9% during fiscal 2000.

          The provision for income taxes was 35.4% of pretax earnings in fiscal 2001 compared to 35.1% in fiscal 2000. This change was not considered significant.

          Our other components of comprehensive earnings in fiscal 2001 were currency translation adjustments resulting from net assets denominated in currencies other than the U.S. dollar. These net assets were primarily denominated in euros (or euro-equivalent currencies), British pounds, Danish krone or Japanese yen. During fiscal 2001, the U.S. dollar weakened against the euro, was relatively stable against the pound and strengthened against the yen and krone (after the acquisition of Danish assets in September 2001). During fiscal 2001, our consolidated net assets increased $1.2 million due to foreign currency translation adjustments.

          The following table summarizes our net sales orders for fiscal 2000 and fiscal 2001.

	Net Sales Orders
	Year Ended October 31,

	2000		2001
					Pro Forma
	Pro Forma	Actual	Pro Forma	Actual	Change

	(in thousands)
Analytical instrumentation	$273,105	$239,903	$260,927	$260,927	(4)%
Fluid handling	142,858	128,925	121,331	121,231	(15)
Industrial controls	170,267	160,136	195,073	200,681	15

Total	$586,230	$528,964	$577,231	$582,839	(2)%

          The decrease in analytical instrumentation’s pro forma net sales orders in fiscal 2001 compared to fiscal 2000 was broad-based. Net sales orders for each major product group declined from 2% to 9%. This segment’s businesses were adversely affected by poor market conditions in the automotive and semiconductor industries. The decrease in pro forma net sales orders for the fluid handling segment was caused largely by a decline in semiconductor-related orders. The increase in pro forma net sales orders for the industrial controls segment was caused primarily by additional orders from Gazprom.

          The following table summarizes our sales order backlog for fiscal 2000 and fiscal 2001.

	Sales Order Backlog
	At October 31,

	2000		2001
					Pro Forma
	Pro Forma	Actual	Pro Forma	Actual	Change

	(in thousands)
Analytical instrumentation	$68,092	$54,550	$62,609	$62,609	(8)%
Fluid handling	26,073	26,073	21,678	21,678	(17)
Industrial controls	25,166	29,246	31,217	31,217	24

Total	$119,331	$109,869	$115,504	$115,504	(3)%

          Changes in sales order backlog were consistent with changes in net sales orders.

Year Ended October 31, 2000 Compared to Year Ended October 31, 1999

          Net sales for fiscal 2000 of $503.8 million were up 24% compared to fiscal 1999. Excluding net sales to Gazprom, net sales increased 26% in fiscal 2000 compared to fiscal 1999. Actual net sales for fiscal 2000 were 1% less than pro forma net sales for fiscal 1999.

          Net sales for our analytical instrumentation segment increased 50% in fiscal 2000, mostly the result of business acquisitions (Petroleum Analyzer, MASD, Antek Instruments and other smaller businesses). This segment’s net sales were 2% less than the prior year’s pro forma net sales largely from lower comparative sales in fluid properties test equipment markets.

          Net sales for our fluid handling segment increased 23% in fiscal 2000, mostly the result of acquisitions (Abel Pump and other smaller businesses) and a very strong fiscal 2000 for this segment’s semiconductor-related business. This segment’s net sales were 6% higher than pro forma net sales for fiscal 1999. Fluid handling’s historical semiconductor business increased its net sales in fiscal 2000 by 81% (partly from favorable comparisons to reported net sales in the first half of fiscal 1999) and its acquired business increased its net sales by 51% compared to fiscal 1999. Fiscal 2000 net sales for this segment’s centrifugal pump business decreased 19% compared to fiscal 1999 due to weak agricultural and water/wastewater markets. Agricultural markets were adversely impacted by widespread drought conditions and low commodity prices in the United States. We believe the municipal water and wastewater markets were adversely affected by resources diverted to minimize Y2K exposures early in fiscal 2000, and its centrifugal pump business had increased exposure to these markets as it developed larger pumps to pursue more lucrative projects. Fluid handling’s piston metering pumps business’ net sales were also down 15% in fiscal 2000 compared to fiscal 1999 as this segment’s largest customer reduced its purchases pending resolution of a Food and Drug Administration compliance problem unrelated to this segment’s products.

          Net sales for our industrial controls segment decreased less than 1% in fiscal 2000 compared to fiscal 1999 and fiscal 2000 net sales were 3% less than pro forma fiscal 1999 net sales. The timing of this segment’s primary fiscal 2000 acquisition (Hansen Technologies in September 2000) was such that it did not significantly affect fiscal 2000 results. This segment was significantly influenced during fiscal 2000 by conditions in the exploration and production sectors of the oil and gas industry. We believe several large oil and gas business combinations early in the year delayed capital spending programs, and spending had yet to recover from the effects of relatively low oil and natural gas prices throughout much of fiscal 1999. Throughout fiscal 2000, net sales each quarter (excluding sales to Gazprom) improved in comparison to the same quarter of fiscal 1999. Whereas these first quarter net sales were down 22% compared to the first quarter of fiscal 1999, fourth quarter net sales (also excluding Hansen Technologies) were up 13% compared with the fourth quarter of fiscal 1999. Net sales to Gazprom of $33.9 million in fiscal 2000 were comparable to fiscal 1999 net sales of $35.0 million.

          The gross profit percentage for our analytical instrumentation segment decreased to 54.4% in fiscal 2000 compared to 56.3% in fiscal 1999. This decrease arose mostly from the inclusion of MASD for most of fiscal 2000. If MASD’s results were excluded from the segment’s results in fiscal 2000, the segment’s gross profit percentage was 55.9%.

          The following table sets forth our selling, general and administrative expenses as a percentage of net sales in fiscal 1999 and fiscal 2000.

	Year Ended October 31,

	1999		2000

	Total	Adjusted*	Total	Adjusted*

Analytical instrumentation	37.7%	34.1%	38.0%	34.5%
Fluid handling	20.6	19.0	24.1	22.3
Industrial controls	30.6	29.3	31.4	29.8
Corporate	1.7	1.7	1.3	1.3
Company as a whole	32.5%	30.3%	33.9%	31.3%

*	Excludes goodwill amortization.

          Selling, general and administrative expenses increased as a percentage of our net sales as a whole in fiscal 2000, because of the increased costs in our fluid handling segment and the increased size of our analytical instrumentation segment with its relatively high level of selling, general and administrative expenses compared to our other business segments.

          Selling, general and administrative expenses for our fluid handling segment increased as a percentage of net sales in fiscal 2000 mostly due to relatively high cost structures of recent acquisitions, particularly Abel Pump and Flowdata. Another significant reason for this segment’s increased selling, general and administrative expenses as a percentage of net sales was the adverse leverage associated with the decline in the segment’s centrifugal pump business combined with the added costs of this business moving into a larger facility early in fiscal 2000. Other changes in the relationships between selling, general and administrative costs and net sales were not considered significant.

          Interest expense was $13.5 million in fiscal 2000 compared to $7.3 million in fiscal 1999. Interest expense was higher in fiscal 2000 due primarily to the borrowings associated with the numerous acquisitions that occurred during fiscal 1999 and especially during fiscal 2000. All of these acquisitions, representing total costs of approximately $200 million, were paid for with cash provided by our then-existing credit facilities.

          The provision for income taxes was 35.1% of pretax earnings in fiscal 2000 compared to 34.5% in fiscal 1999. The increase in the effective income tax rate was due to several of the recent acquisitions located in relatively high income tax rate jurisdictions and the amortization of some goodwill associated with these acquisitions, which was not deductible for income tax purposes.

          Our other components of comprehensive earnings in fiscal 2000 were currency translation adjustments resulting from net assets denominated in currencies other than the U.S. dollar. These net assets were primarily denominated in euros, British pounds or Japanese yen. The U.S. dollar strengthened against each of these currencies during fiscal 2000, but especially against the euro and particularly during our fourth quarter of fiscal 2000. During fiscal 2000, our consolidated net assets decreased $6.7 million ($4.1 million in the fourth quarter) due to foreign currency translation adjustments. Our goodwill denominated in non-U.S. currencies also decreased by $6.7 million in fiscal 2000 due to currency translation adjustments.

          The following table summarizes our net sales orders and sales order backlog information for fiscal 1999 and fiscal 2000.

	Net Sales Orders			Sales Order Backlog
	Year Ended October 31,			At October 31,

	1999		2000	1999		2000

	Pro Forma	Actual	Actual	Pro Forma	Actual	Actual

	(in thousands)
Analytical instrumentation	$228,000	$148,478	$239,903	$41,693	$30,000	$54,550
Fluid handling	117,125	100,600	128,925	19,103	14,375	26,073
Industrial controls	157,596	150,604	160,136	30,405	29,286	29,246

Total	$502,721	$399,682	$528,964	$91,201	$73,661	$109,869

          The increase in analytical instrumentation’s net sales orders in fiscal 2000 compared to fiscal 1999 pro forma net sales orders was mostly due to an 8% increase in this segment’s digital imaging businesses and a 20% increase in its spectroscopy business, which was influenced by the strong semiconductor industry.

          The increase in fluid handling’s net sales orders in fiscal 2000 compared to fiscal 1999 pro forma net sales orders was mostly due to continued strength in this segment’s semiconductor-related businesses, whose net sales orders increased 68% in fiscal 2000.

Financial Condition, Liquidity and Capital Resources

          Total current assets exceeded total current liabilities by $125.6 million at January 31, 2002 compared to $129.2 million at October 31, 2001, or a decrease of $3.6 million. Excluding cash and cash equivalents, the decrease would have been $7.4 million. Approximately $4.0 million of this decrease resulted from converting assets into cash and most of the remaining decrease resulted from the effects of currency translation adjustments. Total debt was $323.7 million at January 31, 2002 (49% of total capital) compared to $326.8 million at October 31, 2001 (50% of total capital). The modest level of improved financial leverage was impacted by the Gazprom vendor financing program which had an $11.8 million adverse effect on cash flows from operating activities in the first quarter of fiscal 2002. This program will not apply to future shipments. We expect our financial leverage to decrease throughout the remainder of fiscal 2002, excluding the effects of any future acquisitions.

          Total current assets exceeded total current liabilities by $129.2 million at October 31, 2001 compared to $129.5 million at October 31, 2000. Total debt was $326.8 million at October 31, 2001 (50% of total capital) compared to $241.3 million at October 31, 2000 (47% of total capital). Our increased debt and increased financial leverage at October 31, 2001 compared to that at October 31, 2000 was due to the additional borrowings incurred to fund fiscal 2001 acquisitions.

          Our principal $275 million credit facility with a group of banks provides most of our daily financing requirements, consisting of revolving loans, swing line loans and letters of credit. At January 31, 2002, utilization of this facility included $174.8 million of borrowings and $3.1 million of outstanding letters of credit, resulting in approximately $97.1 million available for additional borrowings. We expect that our available additional borrowing capacity combined with the cash flows expected to be generated from our existing business will be sufficient to fund any reasonable normal operating requirements and finance additional acquisitions. At October 31, 2001, utilization of this facility included $86.5 million of U.S. denominated borrowings, the equivalent of $91.6 million of non-U.S. denominated borrowings and $2.9 million of outstanding letters of credit. Total unused availability under this facility was $94.0 million at October 31, 2001. This facility matures in May 2005. We also have a number of smaller facilities in various non-U.S. locations to support the businesses in these locations.

          Our outstanding indebtedness at January 31, 2002 and October 31, 2001 also included $125 million of term notes. One tranche of these notes totaling $40 million matures in May 2007. The other tranche of notes totaling $85 million matures in May 2010. Neither tranche of notes requires sinking fund payments. We may prepay either tranche of notes by paying the holders thereof the discounted present value of all remaining scheduled payments using a discount rate equal to the sum of 50 basis points plus the yield of the U.S. Treasury Notes corresponding to the then remaining average life of the notes being prepaid.

          Although the excess of current assets over current liabilities at October 31, 2001 and 2000 were similar, we acquired approximately $30 million of net current assets through business acquisitions during fiscal 2001. Reductions in net current assets were attributed to improved management of accounts receivable, inventories and payables.

          Capital expenditures were $7.5 million during fiscal 2001 compared to the $15.2 million incurred during fiscal 2000. Capital expenditures were $1.9 million during the three months ended January 31, 2002. We anticipate incurring total capital expenditures of approximately $10 million in fiscal 2002.

          In November 2001 our board of directors increased the quarterly cash dividend paid on our outstanding common stock to $0.0825 per share from $0.075 per share, an increase of 10%. This represents the ninth consecutive year in which our quarterly dividend has been increased since our 1992 initial public offering. We paid a cash dividend on January 31, 2002. Payment of any additional dividends requires further action by the board of directors.

          Net cash provided by operating activities was $102.4 million in fiscal 2001, $67.6 million during fiscal 2000 and $52.8 million during fiscal 1999. Most of this increase in fiscal 2001 compared to fiscal 2000 was attributed to our successful efforts to better manage working capital balances, especially accounts receivable and inventory. Cash flows for each year compared to the previous year were also improved by our overall growth over the past two years. Operating cash flows were adversely affected in fiscal 2001 by a deferred, but secured, payment arrangement with Gazprom. We expect to receive these payments during fiscal 2003. Cash flows from investing activities during each of fiscal 2001, 2000 and 1999 were mostly business acquisition costs. Cash flows from financing activities during each of these years were mostly the borrowing activities associated with the business acquisitions and the debt reductions from our other net positive cash flows. Financing activities in fiscal 2000 also included refinancing our then-existing $200 million credit agreement with our current $275 million credit facility.

          We believe that internally generated cash flows and the remaining availability under our credit facilities will be adequate to finance normal operating requirements and further acquisition activities. Although we maintain an active acquisition program, any further acquisitions will depend on numerous factors and we cannot reasonably estimate if or when any such acquisitions will occur and what the impact will be on our business, financial condition and results of operations. Completion of future acquisitions may increase our financial leverage from that at January 31, 2002. We may also explore alternatives to increase our access to additional capital resources.

          We anticipate that our recently acquired companies as well as our other companies will generate positive cash flows from operating activities, and that these cash flows will permit the reduction of currently outstanding debt at a pace consistent with that which we historically have experienced. However, the rate at which we can reduce our debt during fiscal 2002 (and reduce the associated interest expense) will be affected by, among other things, the financing and operating requirements of any new acquisitions and our financial performance and cannot be predicted with certainty.

Recently Issued Accounting Standards

          We adopted SFAS 142 — “Goodwill and Other Intangible Assets” effective November 1, 2001; however, we have yet to complete all of the steps required by this new standard in their entirety. We have yet to complete our initial review of our acquired units for possible impairment of any goodwill associated with these acquisitions. See note 5 to our consolidated financial statements included elsewhere in this prospectus for further discussion of the transition procedures related to the adoption of this standard.

          The Financial Accounting Standards Board, or FASB, issued SFAS 141 — “Business Combinations” that applies to all business combinations completed subsequent to June 30, 2001. SFAS 141 requires use of the purchase method for accounting for a business combination. Other provisions of SFAS 141 must be adopted concurrently with the adoption of SFAS 142. We do not expect the full adoption of SFAS 141 to significantly affect our accounting for any business combinations completed prior to June 30, 2001.

          The FASB issued SFAS 143 — “Accounting for Asset Retirement Obligations” that we are required to adopt by November 1, 2002. We do not currently have, nor do we expect to have, any material asset retirement obligations subject to this new standard.

          The FASB issued SFAS 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets” that we are required to adopt by November 1, 2002. This new standard does not apply to goodwill. We do not expect the adoption of this standard to result in an impairment charge.

Outlook

          The conditions in the semiconductor industry are currently poor and we expect our product sales into this industry to be lower in fiscal 2002 than they were in 2001 on a pro forma basis. We do not expect this industry to show any significant signs of improvement before at least the second half of 2002. The terrorist attacks in the United States on September 11, 2001 and the related after-effects still cast a significant cloud of uncertainty over the near-term health of the economy in the United States and elsewhere. The U.S. economy was also showing signs of weakening prior to the September 11 attacks. It is impossible to isolate each of these factor’s effects on current economic conditions. It is also impossible to predict with any reasonable degree of certainty what or when any additional events may occur that also will similarly disrupt the economy.

          We expect to continue an active acquisition program. However, completion of future acquisitions and their impact on our results or financial condition cannot be accurately predicted.

Quantitative and Qualitative Disclosures About Market Risk

          We are exposed to interest rate risks on our outstanding variable-rate borrowings and to the extent changing interest rates affect the fair value of our fixed-rate term note borrowings. We are exposed to foreign currency exchange risks pertaining to our business denominated in currencies other than the U.S. dollar. We are also exposed to equity market risks pertaining to the traded price of our common stock.

          At January 31, 2002 and October 31, 2001, we had a combination of fixed-rate borrowings (primarily $125 million of term notes) and variable-rate borrowings (primarily borrowings under our $275 million credit facility). Although each borrowing under our $275 million credit facility has a fixed rate, the terms of these individual borrowings are generally only 1-3 months.

          Our outstanding variable-rate borrowings were approximately $130 million at January 31, 2002. Based on this level of debt, an increase or decrease in interest rates by 10 basis points would increase or decrease annualized interest expense by approximately $130,000. At January 31, 2002, current interest rates were below the fixed rates on the term notes. This resulted in the estimated total fair value of these notes at that date being greater than the total face amount of the notes by approximately $5.6 million (compared to $11.7 million at October 31, 2001). The excess fair value of the notes represents an unrecorded decrease in our net assets. A 0.1% increase or decrease in interest rates decreases or increases the fair value of the notes by approximately $700,000.

          At October 31, 2001, our outstanding variable-rate borrowings under our $275 million credit facility were $178.1 million. An increase in interest rates of 0.1% would increase our annualized interest costs by $178,000. At October 31, 2001, interest rates were lower than the fixed rates on the term notes. This resulted in the estimated fair values of the term notes being greater than the face amounts of the notes. We estimated this difference to be approximately $11.7 million and it represented an unrecorded decrease in our net assets at October 31, 2001. If interest rates had been 0.1% higher, the difference between the fair values of the term notes and their face values would have decreased to $10.9 million.

          We and our subsidiary companies generally do not enter into significant transactions denominated in currencies other than U.S. dollar or their functional currency. Several of our companies have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions or balances are denominated in euros, British pounds, Danish krone or Japanese yen.

          Our non-U.S. dollar balances and transactions at January 31, 2002 and for the three months then ended were principally denominated in euros, British pounds, Danish krone or Japanese yen. For the first quarter of fiscal 2002, approximately 28% of our net sales were denominated in these currencies. We expect that these currencies will remain relatively stable. Compared to currency exchange rates that existed at either October 31, 2001 or during the first quarter of fiscal 2001, sales and operating profit during the first quarter of fiscal 2002 were adversely affected by approximately 1% due to currency exchange rate differences. These adverse effects were mitigated by currency-related gains reported as part of other income.

          Sales by companies whose functional currency was not the U.S. dollar were 23% of our total sales during fiscal 2001. The strength of the U.S. dollar was mixed against these currencies during fiscal 2001. Comparing currency exchange rates at October 31, 2001 to October 31, 2000, the dollar weakened 7% against the euro, was flat against the pound and strengthened 11% against the yen. The dollar strengthened 1% against the krone over the last two months of fiscal 2001. These exchange rate fluctuations had an immaterial impact on sales and earnings during fiscal 2001. Excluding the effects of any future acquisitions, we expect the percentage of non-U.S. dollar denominated sales to be higher in fiscal 2002 than in fiscal 2001.

          The changes in the value of these currencies relative to the U.S. dollar during fiscal 2001 also resulted in an increase in net assets of $1.2 million which we reported as a component of comprehensive earnings. We believe that these changes will have a minimal impact on expected future cash flows.

Impact of Inflation

          We believe that our results of operations are not affected by moderate changes in the inflation rate.

BUSINESS

          We are a diversified global company that provides engineered products and integrated packages of solutions to our customers. We operate our business in three segments: analytical instrumentation, industrial controls and fluid handling. Our products and solutions comprise a mix of both mature and advanced technologies that we combine with strong applications knowledge and a customer service orientation to meet the needs of our customers.

          We market our products and solutions to highly profitable niches in a wide variety of end markets around the globe, allowing us to benefit from the stabilizing effects of diversification. Our largest end markets include oil and gas (primarily production, transportation and refining), scientific and industrial research, medical, semiconductor, refrigeration, automotive, water/wastewater, power generation and general industrial markets. Our net sales by geographic region in fiscal 2001 consisted of the United States (48%), Europe (21%), Asia (13%), Russia (10%), Latin America (3%) and other (5%).

          Our strategy emphasizes continuous improvement in the operating performance of our existing businesses in addition to executing strategic acquisitions that meet our specific investment criteria. We have a corporate culture that motivates newly acquired, entrepreneurial businesses to embrace our stockholder value creation principles.

          We believe that our financial results reflect our leading market positions, our end market and geographical diversification, and our ability to acquire and integrate businesses. Since our initial public offering in fiscal 1992 through fiscal 2001, net earnings per share grew at a compound annual growth rate of 28%. In fiscal 2001, we generated net sales of $586.5 million, EBITDA of $129.8 million, or 22.1% of net sales, cash flows from operating activities of $102.4 million, and net earnings of $55.8 million.

Our Strengths

          Leadership in Niche Markets. We have developed and maintained leading positions in many of our markets. We believe our market positions are attributable to the technical sophistication of our products, the applications expertise used to create customized products and systems, and our service capabilities.

          Diversified End Markets, Geography and Technology. We serve a wide variety of end markets that we have expanded over the past decade to provide increased business stability. During that same period, we grew our global presence to the degree that sales to customers outside the U.S. accounted for over half our total net sales for each of the last three fiscal years, up from 33% in 1992. We also have created a mix in product technologies ranging from mature to advanced technologies that balance growth opportunities while minimizing technology risk.

          Significant and Consistent Growth. A decade of disciplined execution of our operating and acquisition strategies has produced sustained growth in net sales, net earnings and cash flow. Since our initial public offering in fiscal 1992 through fiscal 2001, net sales and net earnings per share have grown at compound annual growth rates of 27% and 28%, respectively. As a result of our strong operations management and emphasis on working capital improvement, our free cash flow (cash flows from operating activities minus capital expenditures) has exceeded net earnings every year since fiscal 1998. We consistently reinvest in research and development. To support our growth, we have increased our research and development spending by a compound annual growth rate of 42% since fiscal 1992.

          Disciplined Acquisition Process. Acquisitions are an important part of our growth strategy. Over the past decade, we have followed a disciplined strategy of making acquisitions to complement our existing businesses and to migrate into higher growth areas, such as analytical instrumentation. We have completed 27 acquisition transactions, for an aggregate investment of over $660 million, since our initial public offering in 1992. During fiscal 2001, we acquired Struers Holding, comprised of the Struers and Logitech analytical instrumentation companies, for an aggregate purchase price of $151 million, our largest transaction to date. This acquisition was consistent with our current goal to increase our overall rate of investment in acquisitions.

          Leadership to Continue Growth. Our senior management team has significant experience in operating and growing businesses and acquiring, integrating and improving new businesses. We have a dedicated acquisitions deal team to identify, target and execute attractive acquisition opportunities, which allows our other management to focus on existing operations.

          A Culture of Success. Our company combines disciplined corporate leadership with entrepreneurial business unit management to create stockholder value. We support the growth of our business units by providing financial support, assisting in developing strategic initiatives, instituting control tools, holding forums to share best practices, and developing management skills. In addition, our incentive compensation program rewards business unit leaders who grow their businesses and provide high cash flow returns.

Our Business Strategy

          We drive our company to create stockholder value through continuous improvement in operating performance and entrepreneurial leadership in providing solutions for the needs of our customers. The key elements of our strategy are:

          Drive Organic Growth. Our operating units grow their businesses by emphasizing new product development to satisfy customer needs. In addition, we continue to grow our customer base by expanding our distribution and increasing the applications for existing products. We believe that our technical leadership and applications expertise serve as the foundation for this expansion.

          Strong Operations Management. We continuously seek to improve our operations to grow margins and cash flow. Our business units employ initiatives such as process reengineering, lean manufacturing techniques and global sourcing to increase productivity and reduce costs. In fiscal 2001, we reduced working capital by over $20 million and increased gross margins from 51.4% to 52.7%.

          Strategic Reinvestment of Cash Flow. We invest our strong cash flow in market expansion, new product development and acquisitions. We invest in our business units to drive organic growth and market expansion. We strategically invest a portion of our cash flow in a disciplined manner into acquisitions that meet our specific criteria. Our investment criteria targets companies that offer:

•	engineered, high value-added, products;

•	high gross and operating margins or margin expansion opportunities;

•	rapid cash returns;

•	opportunity for enhanced growth; and

•	new strategic solutions and products.

          The table below sets forth the 27 acquisition transactions that we have completed since our initial public offering in 1992. Some of the businesses that we acquired in these transactions have been consolidated with our other businesses or otherwise reorganized and may now operate under a different name.

Date of
Acquisition Transaction	Acquisition	Products	Business Segment

Compressor Controls	9/30/92	Control Systems	Industrial Controls
Integrated Designs	9/30/93	Semiconductor Equip.	Fluid Handling
ISL	8/31/94	Fluid Properties Test	Analytical Instrumentation
Uson	2/28/95	Industrial Leak Test	Analytical Instrumentation
Metrix Instruments	9/29/95	Ind. Valves & Controls	Industrial Controls
Fluid Metering	5/22/96	Industrial Pumps	Fluid Handling
Gatan	5/16/96	Digital Imaging	Analytical Instrumentation
Petrotech	5/14/97	Control Systems	Industrial Controls
Princeton Instruments	5/16/97	Digital Imaging	Analytical Instrumentation
Industrial Data Systems	10/31/97	Industrial Leak Test	Analytical Instrumentation
Flow Technology	12/9/97	Flow Metering	Fluid Handling
Acton Research	2/27/98	Digital Imaging	Analytical Instrumentation
Photometrics	3/27/98	Digital Imaging	Analytical Instrumentation
PMC Beta	4/30/98	Ind. Valves & Controls	Industrial Controls
Petroleum Analyzer	6/21/99	Fluid Properties Test	Analytical Instrumentation
Redlake Imaging	11/4/99	Digital Imaging	Analytical Instrumentation
MASD	11/15/99	Digital Imaging	Analytical Instrumentation
Flowdata	2/11/00	Flow Metering	Fluid Handling
Cybor	2/17/00	Semiconductor Equip.	Fluid Handling
Abel Pumps	5/11/00	Industrial Pumps	Fluid Handling
Oxford EM Business	6/15/00	Digital Imaging	Analytical Instrumentation
European Distribution of Compressor Controls	6/30/00	Control Systems	Industrial Controls
Antek Instruments	8/11/00	Fluid Properties Test	Analytical Instrumentation
Hansen Technologies	9/1/00	Ind. Valves & Controls	Industrial Controls
Dynamco	5/17/01	Ind. Valves & Controls	Industrial Controls
Media Cybernetics	7/2/01	Digital Imaging	Analytical Instrumentation
Struers & Logitech	9/4/01	Materials Analysis	Analytical Instrumentation

Our Business Segments

Analytical Instrumentation

          Our analytical instrumentation segment produces high performance digital imaging products and software, equipment and consumables for materials analysis, fluid properties testing equipment and industrial leak testing equipment. We provide these products and solutions through eight U.S.-based, and two European-based, operating units. This segment’s largest market is scientific and industrial research, including many applications for life sciences. The sales mix in the analytical instrumentation segment by end market in fiscal 2001 consisted of scientific and industrial research (41%), oil and gas (21%), automotive (13%), general industrial (6%), semiconductor (6%), medical (4%) and other (9%). In fiscal 2001, this segment had net sales of $264.4 million, representing 45% of our total net sales, and an EBITDA margin of 21.7%.

          The following chart shows the breakdown of analytical instrumentation segment sales by end market for fiscal 2001:

          Digital Imaging Products and Software. We manufacture and sell extremely sensitive, high-performance charge-coupled device cameras, detectors and related software for a variety of scientific and industrial uses, which use high resolution and/or high speed digital video, including transmission electron microscopy and spectroscopy applications. We sell these products principally for use within academic, government research, semiconductor, automotive, ballistic and biological and material science end-user markets. They are frequently incorporated into products of OEMs.

          We manufacture and sell specimen preparation and handling equipment for use with electron and other microscopes. We incorporate the handling products into OEM equipment and also sell them for retrofitting microscopes currently in use within the academic, government research, electronics, biological and material science end-user markets.

          We manufacture and sell spectrometers, monochrometers and optical components and coatings for various high-end analytical applications. These products are often incorporated into OEM equipment for use within the research and material science end-user markets.

          Industrial Leak Testing Equipment. We manufacture and sell products and systems to determine leaks and completeness of assemblies and sub-assemblies in the automotive, medical and consumer products industries.

          Fluid Properties Testing Equipment. We manufacture and sell automated and manual test equipment to determine certain physical and elemental properties, such as sulfur and nitrogen content, flash point, viscosity, freeze point and distillation of liquids and gasses for the petroleum and other industries.

          Materials Analysis Equipment and Consumables. We manufacture and sell the various types of equipment necessary to extract and shape certain materials for production and to extract, shape and prepare material samples for testing and analysis.

          The following table sets forth each class of products within the analytical instrumentation segment that accounted for at least 10% of our total net sales in the periods presented:

	Year Ended October 31,

	1999	2000	2001

	(in thousands)
Digital imaging products and software	$89,739	$135,406	$134,294
Fluid properties testing equipment	27,300	51,499	63,022

          Backlog. Our analytical instrumentation companies have lead times of up to several months on many of their product sales, although standard products often ship within four weeks of receipt of order. Blanket purchase orders are placed by certain OEMs and end-users, with continuing requirements for fulfillment over specified periods of time. The segment’s backlog of firm unfilled orders, including blanket purchase orders, totaled $62.6 million as of October 31, 2001, compared to $54.6 million as of October 31, 2000. The increase was attributable to fiscal 2001 acquisitions, offset by an approximate 16% reduction in digital imaging product backlog as lead times were worked down.

          Distribution and Sales. Distribution and sales are achieved through a combination of manufacturers’ representatives, agents, distributors and direct sales offices in both the U.S. and other countries.

          Customers. Each of the companies in the analytical instrumentation segment sells to a variety of customers worldwide, with certain major OEMs in the automotive, medical diagnostics and microscopy industries having operations globally. Some of analytical instrumentation segment’s companies have sales to one or a few customers that represent a significant portion of that company’s sales and we expect the relative importance of such a concentrated customer base for these companies to continue. None of its customers accounted for 10% of this segment’s fiscal 2001 net sales.

Industrial Controls

          Our industrial controls segment produces control systems, industrial valves and controls and vibration instrumentation used primarily on rotating and other industrial machinery. We provide these products and solutions through six U.S.-based, and one European-based, operating units. The sales mix in the industrial controls segment by end market in fiscal 2001 consisted of oil and gas (62%), refrigeration (14%), power generation (10%), general industrial (6%) and other (8%). In fiscal 2001, this segment had net sales of $196.7 million, representing 34% of our total net sales, and an EBITDA margin of 22.8%.

          The following chart shows the breakdown of sales by end market for fiscal 2001 for the industrial controls segment:

          Control Systems. We manufacture control systems and panels, and provide related engineering and commissioning services, for applications involving compressors, turbines, and engines in the oil and gas, pipeline, power generation and marine engine markets.

          Industrial Valves and Controls. We manufacture a variety of valves, sensors, switches and control products used on engines, compressors, turbines and other powered equipment for the oil and gas, pipeline, power generation, refrigeration, marine engine and general industrial markets. Many of these products are designed for use in hazardous environments.

          Vibration Instrumentation. We manufacture industrial vibration sensors, switches and transmitters for use in the broad industrial controls market. Their applications typically involve turbomachinery, engines, compressors, fans and/or pumps.

          The following table sets forth each class of products within the industrial controls segment that accounted for at least 10% of our total net sales in the periods presented:

	Year Ended October 31,

	1999	2000	2001

	(in thousands)
Control systems	$78,979	$91,409	$109,325
Industrial valves and controls	25,123	27,996	63,235

          Backlog. The majority of this segment’s business consists of large engineered oil and gas development and transmission projects with lead times of three to nine months. Standard products generally ship within two weeks of receipt of order, while shipment of orders for specialty products varies according to the complexity of the product and availability of the required components. We enter into blanket purchase orders for the manufacture of products for certain OEMs and end-users over periods of time specified by these customers. This segment’s backlog of firm unfilled orders, including blanket purchase orders, totaled $31.2 million at October 31, 2001, compared to $29.2 million at October 31, 2000. The increase in backlog is primarily attributed to the balance of a special $20 million order received from Gazprom in the fourth quarter of fiscal 2001.

          Distribution and Sales. Distribution and sales occur through direct sales offices, manufacturers’ representatives and industrial machinery distributors.

          Customers. Each of our industrial controls business units sells to a variety of customers worldwide. Gazprom is the biggest single customer in this segment, accounting for approximately 25% of this segment’s net sales in fiscal 2001. Gazprom has indicated its interest to continue purchasing control systems through 2007. However, continuation of this business at expected levels is subject to numerous risks, many of which are beyond our control.

Fluid Handling

          Our fluid handling segment produces industrial pumps, semiconductor production equipment and flow measurement and metering equipment. We provide these products and solutions through five U.S.-based, and one European-based, operating units. This segment serves a wide variety of profitable niche end markets such as water/wastewater and medical. The sales mix in the fluid handling segment by end market in fiscal 2001 consisted of general industrial (21%), semiconductor (17%), water/wastewater (14%), oil and gas (7%), power generation (6%), medical (6%), agricultural/irrigation (6%) and a wide variety of other end markets (23%), none of which is individually greater than 5% of segment net sales. In fiscal 2001, this segment had net sales of $125.4 million, representing 21% of our total net sales, and an EBITDA margin of 26.3%.

          The following chart shows the breakdown of fluid handling segment sales by end market for fiscal 2001:

          Industrial Pumps. We design, manufacture, and distribute a wide variety of pumps. These pumps vary significantly in complexity and in pumping method employed, which allows for the movement and application of a diverse range of liquids and solids including low and high viscosity liquids, high solids content slurries and chemicals. Our pumps are used in large and diverse set of end markets such as oil and gas, agricultural, water/wastewater, medical, chemical and general industrial.

          Semiconductor Production Equipment. Our microprocessor-based integrated dispense systems are used principally in the semiconductor industry to dispense chemicals in a precise and repeatable fashion during the wafer fabrication process. These highly reliable dispense systems either incorporate no mechanical displacement, utilizing the application of electronically regulated pressure, or utilize positive displacement technology. Cabinet based systems manage the distributions of bulk chemicals used in wafer fabrication to equipment such as the dispense systems mentioned above.

          Flow Measurement and Metering Equipment. We manufacture turbine and positive displacement flow meters, emissions measurement equipment and flow meter calibration products for the aerospace, automotive, power generation and other industrial applications.

          The following table sets forth each class of products within the fluid handling segment that accounted for at least 10% of our total net sales in the periods presented:

	Year Ended October 31,

	1999	2000	2001

	(in thousands)
Industrial pumps	$76,193	$78,955	$84,398

          Backlog. The fluid handling companies’ sales also reflect a combination of standard products and specifically engineered, application-specific products. Standard products typically ship within two weeks of receipt of order. Application-specific products typically ship within six-to-twelve weeks following receipt of order, although larger project orders and blanket purchase orders for certain OEMs may extend for longer periods. This segment’s backlog of firm unfilled orders, including blanket purchase orders, totaled $21.7 million at October 31, 2001, compared to $26.1 million as of October 31, 2000. The decrease was attributable primarily to significantly reduced demand for semiconductor equipment products as that market contracted severely during fiscal 2001.

          Distribution and Sales. Distribution and sales occur through direct sales personnel, manufacturers’ representatives and stocking and non-stocking distributors.

          Customers. Some of the fluid handling segment’s companies have sales to one or a few customers that represent a significant portion of that company’s sales and the relative importance of such a concentrated customer base for these companies is expected to continue. However, no customer accounted for 10% of this segment’s fiscal 2001 net sales.

Materials and Suppliers

          We believe that most materials and supplies used in our operations are readily available from numerous sources and suppliers throughout the world. Some high-performance components for digital imaging products can be in short supply, and we regularly investigate and identify alternative sources where possible. We believe this condition equally affects our competitors and, thus far, it has not had a significant adverse effect on sales.

Environmental Matters and Other Governmental Regulation

          Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. These laws and regulations can result in the imposition of substantial fines and sanctions for violations and could require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws, and adapt to regulatory requirements in all countries as these requirements change. It is our policy to comply with all applicable regulatory requirements.

          We use and generate hazardous substances and waste in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities.

Competition

          Generally, the products and solutions we offer in all of our segments face significant competition, usually from a limited number of competitors. Although we believe we are a leader in most of our markets, no single company is a leading competitor with us over a significant number of product lines. Competitors might be large or small in size, often depending on the life cycle and maturity of the technology employed. We compete primarily on product quality, performance, innovation, price, applications expertise and customer service capabilities.

Patents and Trademarks

          We own the rights under a number of patents and trademarks relating to certain of our products and businesses. While we believe that none of our companies depends on any single, or group, of patents, trademarks or other items of intellectual property rights, the product development and market activities of Compressor Controls, Gatan, Integrated Designs, Redlake MASD and Roper Scientific, in particular, have been planned and conducted in conjunction with important and continuing patent strategies. Compressor Controls has been granted a series of U.S. and associated foreign patents and a significant portion of its fiscal 2001 sales was of equipment that incorporated innovations that are the subject of several such patents that will not begin to expire until 2004. Integrated Designs was granted a U.S. patent in 1994 related to methods and apparatus claims embodied in its integrated dispense systems that accounted for the majority of its fiscal 2001 sales. This U.S. patent will expire in 2011.

Employees

          As of October 31, 2001, we had approximately 2,800 total employees, of whom approximately 1,800 were located in the United States. Approximately 40 of our U.S. employees are represented by labor unions. Approximately 520 of our European employees, who are located in continental European countries, are represented by workers’ councils or unions, as required by local laws. Generally, these laws require an employer to seek approval or advice from the workers’ council before making certain significant decisions affecting its employees. We believe we have good labor relations with our employees and the workers’ councils and unions.

Properties

          Our corporate offices, consisting of 9,500 square feet of leased space, are located near Athens, Georgia. We have established sales and service locations around the world to support our operations. The following table sets forth our principal properties as of April 30, 2002.

		Square Footage

Location	Property	Owned	Leased	Industry Segment

Phoenix, AZ	Office/Mfg.	—	45,900	Fluid Handling
Tucson, AZ	Office/Mfg.	—	37,300	Analytical Instrumentation
Pleasanton, CA	Office	—	19,400	Analytical Instrumentation
Richmond, CA	Office/Mfg.	67,400	—	Industrial Controls
San Diego, CA	Office/Mfg.	—	43,000	Analytical Instrumentation
Rodovre, Denmark	Office/Mfg.	—	114,000	Analytical Instrumentation
Verson, France	Office/Mfg.	—	22,500	Industrial Controls
Commerce, GA	Office/Mfg.	203,800	—	Fluid Handling
Büchen, Germany	Office/Mfg.	191,500	—	Fluid Handling
Lauda, Germany	Office/Mfg.	37,900	—	Analytical Instrumentation
Des Moines, IA	Office/Mfg.	—	88,000	Industrial Controls
Belle Chasse, LA	Office/Mfg.	—	33,200	Industrial Controls
Burr Ridge, IL	Office/Mfg.	55,000	—	Industrial Controls
Acton, MA	Office/Mfg.	—	32,700	Analytical Instrumentation
Silver Spring, MD	Office	—	11,800	Analytical Instrumentation
Trenton, NJ	Office/Mfg.	40,000	—	Analytical Instrumentation
Syosset, NY	Office/Mfg.	—	27,500	Fluid Handling
Portland, OR	Office/Mfg.	—	128,000	Fluid Handling
Warrendale, PA	Mfg.	—	76,300	Analytical Instrumentation
Carrollton, TX	Office/Mfg.	—	22,000	Fluid Handling
Houston, TX	Office/Mfg.	12,600	—	Industrial Controls
Houston, TX	Office/Mfg.	—	35,000	Analytical Instrumentation
Houston, TX	Office/Mfg.	—	27,500	Analytical Instrumentation
McKinney, TX	Office/Mfg.	—	25,000	Industrial Controls
Bury St. Edmunds, U.K.	Office/Mfg.	90,000	—	Industrial Controls
Glasgow, U.K	Office/Mfg.	27,700	—	Analytical Instrumentation

          We consider each of our principal properties to be in good operating condition and adequate for our present use and believe that we have sufficient plant capacity to meet our current and anticipated operating requirements.

Legal Proceedings

          We are a defendant in various lawsuits involving product liability, employment practices and other matters, none of which we believe, if adversely determined, would have a material adverse effect on our consolidated financial position or results of operations. The majority of these claims are subject to insurance coverage.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information concerning our executive officers and directors as of April 30, 2002. Our board of directors elects our executive officers, and they serve at the discretion of our board.

Name	Position and Offices with the Company	Age

Derrick N. Key(1)	Chairman of the Board of Directors	54
Brian D. Jellison(1)	President and Chief Executive Officer	56
Hadj A. Amari	Group Vice President, Industrial Controls	49
Larry K. Christensen	Group Vice President, Fluid Handling	54
Nigel W. Crocker	Group Vice President, Analytical Instrumentation	47
Shanler D. Cronk	Vice President, General Counsel and Secretary	53
Martin S. Headley	Vice President and Chief Financial Officer	46
C. Thomas O’Grady	Vice President, Mergers and Acquisitions	51
W. Lawrence Banks(2)	Director	63
Luitpold von Braun(3)	Director	69
Donald G. Calder(1)	Director	64
John F. Fort, III(2)	Director	60
Wilbur J. Prezzano(1)	Director	61
George Graf Schall-Riaucour(3)	Director	62
Eriberto R. Scocimara(3)	Director	66
Christopher Wright(2)	Director	44

(1)	Member of the executive committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

          Derrick N. Key has been a director of our company since December 1991 and chairman of our board since November 1994. He was a director and chief executive officer of our company from December 1991 to November 2001, and was our President from February 1989 to November 2001. Mr. Key was a Vice President of our company from June 1982 until February 1989, and president of Roper Pump Company, one of our subsidiaries, from November 1985 until November 1991.

          Brian D. Jellison has served as president and chief executive officer of our company since November 6, 2001 when he first joined our company, succeeding Mr. Key in those offices. From January 1998 to July 2001, Mr. Jellison was corporate executive vice president of Ingersoll-Rand Company, or IR. During this period, in addition to serving as executive vice president, Mr. Jellison held the following positions: president of the industrial sector, president of the infrastructure development sector, and president of IR Europe. From 1994 to 1998, he was a corporate vice president and head of IR’s architectural hardware business. From 1985 until 1994, he held several IR product line, division and group senior executive positions, with lead responsibility for the financial performance and supervision of a wide variety of global businesses. During his career at IR, Mr. Jellison assumed the principal responsibility for completing and integrating a variety of public and private new business acquisitions. He is a director of Champion Enterprises and serves on its audit committee and as chairman of its board’s finance committee.

          Hadj A. Amari has served as group vice president, industrial controls since November 2000 when he first joined our company. From March 1998 until November 2000, he served as president of ABB Automation, Inc.’s instrument division, functioning as the chief executive officer of this unit which developed, manufactured and marketed worldwide a variety of instrumentation and control products for the process industry. From November 1996 until February 1998, Mr. Amari served as managing director of ABB Metering Systems, Ltd. and was responsible for the overall operations of this unit which developed, manufactured and marketed, principally in Europe and Asia, industrial, commercial and residential electricity metering products.

          Larry K. Christensen has served as group vice president, fluid handling since October 1998, and from November 1996 until October 1998, he served as group vice president, industrial controls. He also was president of AMOT Controls Corporation, or AMOT U.S., and managing director of AMOT Controls Ltd., or AMOT U.K., subsidiaries of our company, from November 1996 through November 1997. He served as executive vice president of Compressor Controls Corporation from July 1995 to November 1996, and as president of AMOT U.S. from 1991 to June 1995. From July 1974 until December 1990, he held various managerial positions in sales, marketing, project management, planning and engineering at Fisher Controls, a manufacturer of industrial control products.

          Nigel W. Crocker has served as group vice president, analytical instrumentation since November 1996. From September 1995 until November 1996, he served as president of AMOT U.S., and from October 1991 until November 1996 he served as managing director of AMOT U.K. Mr. Crocker served as managing director of Jiskoot Autocontrol Ltd. U.K., a control engineering company, from January 1990 until August 1991. From November 1986 until December 1989, Mr. Crocker was vice president of engineering for North and South America and, subsequently, president of Jiskoot Inc.

          Shanler D. Cronk has served as vice president and general counsel of our company since September 1993, before which he served as our corporate counsel since January 1992, and was appointed its Secretary in November 1996. From June 1991 to January 1992, he served as interim chief counsel to Nevada Goldfields, Inc., prior to which he was engaged in corporate and securities law practice with the law firms of Gibson, Dunn & Crutcher, from June 1988 to October 1990, and Kutak, Rock & Campbell.

          Martin S. Headley has served as vice president and chief financial officer of our company since July 1996. From July 1993 to June 1996, Mr. Headley served as chief financial officer of the U.S. operations of McKechnie Group, plc, a manufacturer of components and assemblies for a variety of industrial OEMs. From June 1990 to July 1993, he served as controller-international operations for AM Multigraphics, a manufacturer and distributor of printing and reproduction equipment and supplies, prior to which he was engaged in a public accounting practice with Arthur Andersen & Co., conducting audit and consulting assignments from a number of American and European locations.

          C. Thomas O’Grady has served as vice president, mergers and acquisitions since April 2001 when he first joined our company. From April 1997 until April 2001, Mr. O’Grady served as corporate director of acquisitions for FMC Corporation and was responsible for heading the development and establishment of a variety of joint ventures and other corporate partnerships and for completing several new business acquisitions and financings for FMC’s machinery, chemical and airline services businesses on four continents. From December 1996 to March 1997, he was president of the affiliated FMC Development Corporation, which developed and launched a new financial services unit to support capital projects and other business opportunities in emerging markets, mainly Russia, Eastern Europe, Asia and Mexico. From June 1996 to November 1996, Mr. O’Grady was director of manufacturing for FMC’s energy and transportation group and from March 1993 until June 1996 was controller of that business unit.

          W. Lawrence Banks has been a director of our company since December 1991, and he was also a director of Ropex Corporation, a holding company which was the parent of our company, or Ropex, from December 1982 until its merger into us. He served as a director of Robert Fleming & Co., Limited, a British merchant banking firm, from 1974 until March 1998, and deputy chairman from April 1990 through March 1998. He was also Chairman of its U.S. subsidiary, Robert Fleming, Inc., a U.S. investment banking company.

          Luitpold von Braun has been a director of our company since December 1991, was a director of Ropex from December 1982 until its merger into us, and is presently a director of several privately held companies. For more than five years he was the general manager of Wittelsbacher Ausgleichsfonds in Munich, Germany, from which he retired in May 1994.

          Donald G. Calder has been a director of our company since December 1981, a Vice President of our company from December 1981 until May 1996, Treasurer of our company from December 1991 to May 1993, and was a director of Ropex from December 1982 until its merger into us in February 1992. Mr. Calder is president and director of G.L. Ohrstrom & Co., Inc. and was a partner of its predecessor, G.L. Ohrstrom & Co., from 1970 to October 1996. He is a director of Carlisle Companies Incorporated, Central Securities Corp., Brown-Forman Corp. and several privately owned companies.

          John F. Fort III has been a director of our company since December 1995. He is a director and was formerly chairman (from December 1982 through January 1993) and chief executive officer (from December 1982 through July 1992) of Tyco International Ltd. He is also a director of Insilco Holding Company, Thermadyne Holdings Corporation, Manufacturers’ Services, Ltd. and several privately owned companies.

          Wilbur J. Prezzano has been a director of our company since September 1997. Following completion of a 31-year career at Eastman Kodak Company, where he served in various executive capacities, he retired in January 1997 as its vice-chairman. Mr. Prezzano served as a director of Eastman Kodak Company from May 1992 until his retirement. Mr. Prezzano is a director of TD Bank USA and Lance, Inc.

          Georg Graf Schall-Riaucour has been a director of our company since January 1995. He has been general director of Wittelsbacher Ausgleichsfonds since May 1994, prior to which since 1971 he was senior partner of the Munich, Germany law firm of Stever & Beiten. Mr. Schall-Riaucour is a director of several privately held U.S. companies.

          Eriberto R. Scocimara was a director of our company from December 1981 to December 1984 and was re-elected as a director in December 1991, and was also a director of Ropex from December 1982 until its merger into our company. Mr. Scocimara has been president and chief executive officer of the Hungarian-American Enterprise Fund, a privately-managed investment company, since April 1994, and he has been the president of Scocimara & Company, Inc., an investment management company, since 1984. Mr. Scocimara is a director of Carlisle Companies Incorporated, Quaker Fabric Corporation, Euronet Services, Inc. and several privately held companies.

          Christopher Wright has been a director of our company since December 1991. Mr. Wright is chief executive officer of Dresdner Kleinwort Capital, the private equity arm of Dresdner Bank A.G., Frankfurt, and is a managing director of its affiliate, Dresdner Kleinwort Wasserstein. He is also general manager of The KB Mezzanine Fund, L.P., a director and officer of Merifin Capital, Inc., an affiliate of a private European investment firm, a director of Genaissance Pharmaceuticals, Inc. and I-Document Systems plc, and he has served since 1989 on the boards of several privately owned companies and venture capital funds.

Compensation of Directors

          Pursuant to the board of directors’ compensation policies effective throughout fiscal 2001, each director, with the exception of Mr. Key, received an annual fee of $25,000, paid in quarterly installments. Commencing with fiscal 2002, the board of directors increased the annual fee for non-employee directors to $35,000. No additional compensation was paid for service on any of the board of directors’ standing committees, but Mr. Banks, Mr. Calder and Mr. Fort each received $15,000, and Mr. Prezzano, chairman, received $20,000, for his service on a special board search committee appointed to conduct the search for a successor to Mr. Key as our company’s president and chief executive officer.

          Directors who were also employees of our company were eligible to participate (1) in our Employees’ Retirement Savings 003 Plan, to which we contributed a minimum of 3% and up to a maximum of 7 1/2% of their eligible earnings, and (2) our 1991 Stock Option Plan and our 2000 Stock Incentive Plan for management and other employees of our company. Directors who were not otherwise employees of our company were entitled to participate in a non-employee directors’ stock option formula plan which provides for annual grants of 4,000 option shares commencing in the year of the first annual meeting of stockholders following the year of initial appointment, subject to adjustment for certain capital transactions.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

          During fiscal 2001, the members of the compensation committee were Mr. Fort, Mr. Banks and Mr. Wright. During fiscal 2001 Mr. Key, chairman of the board and, until November 6, 2001, president and chief executive officer of our company, served as a director of Tritex Corporation, a privately-held company that has no compensation committee and of which Mr. Calder, a director of our company, served as an executive officer during fiscal 2001.

Executive Compensation

          The following table sets forth information concerning the compensation that we paid to the chief executive officer and each of our four other most highly compensated executive officers for fiscal 1999, 2000 and 2001. We refer to these executive officers as the named executive officers.

Summary Compensation Table

				Long-Term
	Fiscal Year	Annual Compensation		Compensation
	Ended			Awards	All Other
Name and Principal Position	October 31,	Salary	Bonus	Options(#)	Compensation

Derrick N. Key	2001	$575,833	$552,826	25,000	$62,626	(1)
Chairman of the Board,	2000	521,667	270,300	25,000	79,486
President and Chief	1999	475,000	387,293	20,000	59,915
Executive Officer*
Hadj A. Amari	2001	$240,000	$216,000	20,000	$218,276	(2)
Group Vice President,	2000	—	—	—	—
Industrial Controls	1999	—	—	—	—
Nigel W. Crocker	2001	$216,667	$194,150	15,000	$21,184	(3)
Group Vice President,	2000	195,000	90,200	15,000	24,399
Analytical Instruments	1999	168,333	113,817	10,000	18,089
Shanler D. Cronk	2001	$200,417	$192,308	15,000	$19,795	(4)
Vice President, General	2000	181,667	94,350	15,000	21,547
Counsel and Secretary	1999	163,333	133,132	10,000	18,021
Martin S. Headley	2001	$223,081	$214,057	15,000	$22,033	(5)
Vice President and	2000	202,577	105,020	15,000	26,440
Chief Financial Officer	1999	184,375	149,955	10,000	20,419

*	Effective November 6, 2001, Mr. Jellison succeeded Mr. Key in the positions of president and chief executive officer.

(1)	Includes qualified defined contribution plan contributions of $13,125, non-qualified defined contribution plan contributions of $43,710 and supplemental executive retirement and life insurance plan premiums of $5,791.

(2)	Includes qualified defined contribution plan contributions of $9,000, non-qualified defined contribution plan contributions of $15,225, a “sign-on” bonus of $103,000, and relocation benefits (including income taxes) of $91,051.

(3)	Includes qualified defined contribution plan contributions of $12,750, non-qualified defined contribution plan contributions of $7,765 and supplemental executive retirement and life insurance plan premiums of $669.

(4)	Includes qualified defined contribution plan contributions of $12,750 and non-qualified defined contribution plan contributions of $7,045.

(5)	Includes qualified defined contribution plan contributions of $13,125 and non-qualified defined contribution plan contributions of $8,908.

          The following table sets forth information concerning stock options that were granted to our named executive officers during fiscal 2001.

Option Grants In Last Fiscal Year

					Potential Realizable
					Value at Assumed
		% of Total			Annual Rates of
	Number of	Options			Stock Price
	Securities	Granted to	Exercise		Appreciation for
	Underlying	Employees	or Base		Option Term
	Options	in Fiscal	Price	Expiration
Name	Granted(1)	Year	($/Share)	Date	5%	10%

Derrick N. Key	25,000	4.9%	$32.31	11/12/10	$508,029	$1,287,445
Hadj A. Amari	20,000	3.9	33.94	10/31/10	426,862	1,081,753
Nigel W. Crocker	15,000	2.9	32.31	11/12/10	304,817	772,467
Shanler D. Cronk	15,000	2.9	32.31	11/12/10	304,817	772,467
Martin S. Headley	15,000	2.9	32.31	11/12/10	304,817	772,467

(1)	The stock options vest cumulatively at a rate of 20% per year on each of the five succeeding anniversary dates of the grant.

          The following table sets forth information concerning the exercise of stock options to purchase our common stock during fiscal 2001 by our named executive officers and the aggregate value of unexercised stock options held by our named executive officers as of October 31, 2001.

Aggregated Option Exercises In Last Fiscal Year And

Fiscal Year-End Option Values

Number of
			Securities	Value ($) of
			Underlying	Unexercised
			Unexercised	In-the-money
	Number		Options at	Options at
	of Shares		October 31, 2001	October 31, 2001
	Acquired	Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable

Derrick N. Key	—	—	220,200/61,800	$5,908,218/809,708
Hadj A. Amari	—	—	—/20,000	—/169,250
Nigel W. Crocker	—	—	55,400/36,200	1,434,897/461,368
Shanler D. Cronk	—	—	79,800/36,200	2,223,907/461,368
Martin S. Headley	—	—	31,800/36,200	593,833/461,368

Employment Agreement and Executive Severance Arrangements

Brian D. Jellison

          We entered into an employment agreement effective as of November 6, 2001 with Brian D. Jellison, our new president and chief executive officer, pursuant to which Mr. Jellison is entitled to a base salary of $575,000 a year subject to annual review and increase, but not decrease, by the board of directors and an annual bonus of up to 100% of his base salary upon achievement of target performance goals established by the compensation committee. In addition, the employment agreement provides for customary vacation, holidays and sick leave, business expense reimbursement, pension and welfare benefits and reimbursement for relocation expenses.

          We may terminate Mr. Jellison’s employment at any time with or without cause and upon disability. The agreement terminates automatically upon Mr. Jellison’s death. Mr. Jellison may terminate his employment for “good reason” and may voluntarily resign upon 60 days’ written notice to us. In the event of Mr. Jellison’s resignation or termination of his employment for any reason other than for cause, in addition to any amounts that we owe him for services through the date of termination of employment and the severance benefits described below, Mr. Jellison will be entitled to receive a pro rata amount of his target bonus for the then-current fiscal year, assuming we achieved the level of performance for which a bonus is paid for that year.

          Under the employment agreement, in the event that within one year following a “change in control” we terminate Mr. Jellison’s employment without cause or Mr. Jellison terminates his employment for “good reason,” Mr. Jellison will be entitled to receive an aggregate amount equal to twice the sum of (1) his then current base salary and (2) the greater of (A) the average of the annual bonuses that we actually paid to Mr. Jellison with respect to the immediately preceding two fiscal years and (B) the bonus Mr. Jellison would earn based on the target bonus applicable for the year of termination. We will also continue coverage for Mr. Jellison under our life insurance, medical, health and similar welfare benefit plans (other than group disability benefits) for a period of 24 months or pay to Mr. Jellison the economic equivalent of such benefits (based on premium costs to us), reduced to the extent comparable benefits are actually received by Mr. Jellison from a subsequent employer. In addition, all options, shares of restricted stock, performance shares and any other equity-based awards held by Mr. Jellison will become fully vested as of the date of termination and any options may be exercised and will not expire until the earlier of (1) the expiration of the option term as set forth in the applicable stock option agreement or (2) the second anniversary of the date of termination.

          Under the employment agreement, a “change in control” generally means:

•	the acquisition by any person or group of securities representing more than 40% of the voting power of our outstanding securities;

•	a change in the composition of the board of directors within any two-year period such that persons who were directors at the beginning of the period or were nominated by such directors by two-thirds vote do not constitute a majority of the board of directors;

•	a merger or consolidation of our company with any other corporation other than a merger or consolidation (1) in which holders of our voting securities would own 50% or more of the combined voting power of the surviving corporation or (2) in which no person acquires 40% or more of the combined voting power of the surviving corporation; and

•	a liquidation or sale of substantially all of our assets.

          For purposes of the employment agreement, “good reason” generally means:

•	any material diminution in Mr. Jellison’s authorities, responsibilities, status, title or position, the assignment to him of duties or responsibilities inconsistent with his status, or failure to reappoint or reelect him to such positions;

•	a reduction in Mr. Jellison’s base salary or target bonus;

•	the relocation of his office to a location more than 50 miles from the previous location;

•	the failure by us to comply with any material provisions of the employment agreement; or

•	any purported termination of employment by us which is not effected pursuant to the notice provisions of the employment agreement.

          In the event that prior to or following the first anniversary of a change in control, Mr. Jellison terminates his employment for good reason or we terminate Mr. Jellison’s employment without cause, we agreed to:

•	pay Mr. Jellison his base salary for a period of 24 months from the date of termination; and

•	continue coverage for Mr. Jellison under our life insurance, medical, health and similar welfare benefit plans (other than group disability benefits) for a period not to exceed 24 months, or to pay to Mr. Jellison the economic equivalent of these benefits (based on premium costs to us), reduced to the extent comparable benefits are actually received by Mr. Jellison from a subsequent employer.

          In the employment agreement, Mr. Jellison agreed not to compete with us for a period of one year following the termination of his employment with us.

          Pursuant to the employment agreement, we granted to Mr. Jellison stock options to purchase 200,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the effective date of the grant. Of these stock options, options to purchase 50,000 shares vested on the effective date of the grant, options to purchase 50,000 shares will vest in equal annual increments over the three year period following the effective date of the grant and the balance will vest in equal annual increments over the five-year period following the effective date of the grant. In the event Mr. Jellison’s employment is terminated by us without cause, or Mr. Jellison resigns for good reason, then that portion of any option’s grant (including any options that may be granted to Mr. Jellison in the future) that would have vested at the next anniversary of the effective date of the grant will vest and any options held by Mr. Jellison to the extent then vested may be exercised and will not expire until the earlier of (1) the expiration of the options term as set forth in the applicable stock options agreement or (2) the expiration of the period during which he is entitled to severance payments under the employment agreement.

Hadj A. Amari

          We made an offer of employment to Mr. Amari pursuant to a letter dated September 11, 2000. The letter provides for an annual base salary of $240,000, subject to review on January 1, 2002 and thereafter on an annual basis. Pursuant to the letter, we paid Mr. Amari a bonus of $103,000 in January 2001. The letter also provides that Mr. Amari may earn an annual bonus of up to 100% of his base salary based on achievement of target results.

          The letter provides that in the event of a change in control of our company, a removal from the position of group vice president, or a termination of employment for reasons other than for cause, Mr. Amari will be provided a severance package for a period of six months.

          Pursuant to the letter, we granted to Mr. Amari options to purchase 20,000 shares of common stock at an exercise price equal to the fair market value of our common stock on the effective date of the grant. These options vest in equal annual increments over a period of five years.

PRINCIPAL STOCKHOLDERS

          The following table sets forth certain information regarding the ownership of our common stock as of April 30, 2002 with respect to:

•	each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

          Except as otherwise indicated, each of the following stockholders has sole voting and investment power with respect to shares beneficially owned by such stockholder, except to the extent that authority is shared by a spouse under applicable law. The information in the following table assumes that the underwriters’ overallotment option is not exercised.

	Beneficial Ownership of Common Stock

		Percent Before	Percent After
Name of Beneficial Owner*	Number	the Offering	the Offering

Beck, Mack & Oliver LLC(1)	1,880,659	6.0	5.2
Franklin Resources, Inc.(2)	2,086,853	6.7	5.8
W. Lawrence Banks(3)	29,400	**	**
Luitpold von Braun(3)	20,400	**	**
Donald G. Calder(3)(4)	388,049	1.2	1.1
John F. Fort III(3)(5)	21,500	**	**
Brian D. Jellison(3)	50,000	**	**
Derrick N. Key(3)	865,936	2.7	2.4
Wilbur J. Prezzano(3)	20,800	**	**
Georg Graf Schall-Riaucour(3)(6)	431,000	1.4	1.2
Eriberto R. Scocimara(3)(7)	91,600	**	**
Christopher Wright(3)(8)	44,000	**	**
Hadj A. Amari(9)	4,817	**	**
Nigel W. Crocker(9)	39,239	**	**
Shanler D. Cronk(9)	197,922	**	**
Martin S. Headley(9)	39,600	**	**
All directors and executive officers as a group (16 persons)	2,343,357	7.5	6.5

*	Each share beneficially owned continuously since April 30, 1998 is entitled to five votes per share. Therefore, the voting power of the persons listed in the table may exceed the number of shares shown as beneficially owned. See “Description of Capital Stock.”

**	Less than 1%.

(1)	The beneficial owner’s business address is 330 Madison Avenue, 31st Floor, New York, New York 10017-5001. Based on the latest amendment to the Schedule 13G filed by the beneficial owner which discloses that the reporting person shares the power to dispose of the reported shares.

(2)	The beneficial owner’s business address is One Franklin Parkway, San Mateo, CA 94403-1906. Based on the latest amendment to the Schedule 13G filed by the beneficial owner.

(3)	Includes 29,000 shares (Mr. Banks), 44,000 shares (Mr. Scocimara and Mr. Wright), 14,400 shares (Mr. von Braun), 16,000 shares (Mr. Calder and Mr. Schall-Riaucour), 19,200 shares (Mr. Fort),

50,000 shares (Mr. Jellison), 236,600 shares (Mr. Key), and 44,000 shares (Mr. Prezzano) subject to options exercisable within 60 days of April 30, 2002.

(4)	Includes 14,600 shares owned by a family foundation of which Mr. Calder is president and a director, 230,105 shares owned by Mr. Calder’s spouse, and 14,400 shares held by a trust with respect to which Mr. Calder is a co-trustee and shares voting and disposition powers. Mr. Calder disclaims any beneficial ownership interest in any shares owned by his spouse.

(5)	Includes 1,100 shares owned by Mr. Fort’s spouse as to which he disclaims any beneficial ownership.

(6)	Includes 399,000 shares owned by Wittelsbacher Ausgleichsfonds of which Mr. Schall-Riaucour is General Director, and as such, is authorized to vote and dispose of such shares. Mr. Schall-Riaucour disclaims beneficial ownership of all such shares.

(7)	Includes 24,000 shares owned by Mr. Scocimara’s spouse and 3,600 shares owned by a foundation of which he is a director. Mr. Scocimara disclaims any beneficial ownership of these shares.

(8)	Includes 25,520 shares which Dresdner Kleinwort Wasserstein beneficially owns or holds the power to vote and dispose of. Mr. Wright is a managing director of Dresdner Kleinwort Wasserstein.

(9)	Includes 4,000 shares (Mr. Amari), 31,400 shares (Mr. Crocker), 77,400 shares (Mr. Cronk), and 35,400 shares (Mr. Headley), subject to options exercisable within 60 days of April 30, 2002.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 80,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. Upon completion of this offering, 36,268,179 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued or outstanding.

          We have summarized certain provisions of our certificate of incorporation and our bylaws below. You should read our certificate of incorporation and our bylaws, which are filed as an exhibit to the registration statement of which this prospectus forms a part, for provisions that may be important to you.

Common Stock

          Holders of our common stock are entitled to receive any dividends as our board of directors may declare from time to time out of funds legally available therefor. In addition, the certificate of incorporation provides for time-phased voting by the holders of our common stock, as follows:

          Each outstanding share of common stock will entitle the holder of that share to five votes on each matter properly submitted to our stockholders for their vote, waiver, release or other action; except that no holder of an outstanding share of common stock will be entitled to exercise more than one vote on any matter if there has been a change in the beneficial ownership of that share during the four years immediately before the record date establishing our stockholders who are entitled to vote or to take any other action. A change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, understanding, relationship or otherwise has or shares any of the following:

•	voting power, which includes, without limitation, the power to vote or direct the voting power of that share of common stock;

•	investment power, which includes, without limitation, the power to direct the sale or other disposition of that share of common stock;

•	the right to receive or to retain the proceeds of any sale or other disposition of that share of common stock; or

•	the right to receive or to retain any distributions, including, without limitation, cash dividends in respect of that share of common stock.

          Without limiting the generality of the foregoing, the following events or conditions will be deemed to involve a change in beneficial ownership of a share of common stock:

•	in the absence of proof to the contrary, a change in beneficial ownership will be deemed to have occurred (1) whenever an outstanding share of common stock is transferred of record into the name of any other person and (2) upon the issuance of shares in a public offering;

•	in the case of an outstanding share of common stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established that there has been no change in the person or persons who has or have, or that direct the exercise of, the rights referred to above with respect to that outstanding share of common stock during the four year period immediately before the date establishing our stockholders who are entitled to vote or to take any other action, then a change in beneficial ownership of that share of common stock will be deemed to have occurred during that period;

•	in the case of an outstanding share of common stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, a change in beneficial ownership will be deemed to have occurred whenever there is a change in the beneficiary of the trust, the principal of the agent, the ward of the guardian, the minor for whom the custodian is acting or in the trustee, agent, guardian or custodian; or

•	in the case of outstanding shares of common stock beneficially owned by a person or group of persons who, after acquiring, directly or indirectly, the beneficial ownership of five percent of the outstanding shares of common stock, fails to notify us of such ownership within ten days after that acquisition, a change in beneficial ownership of those shares of common stock will be deemed to occur on each day while the failure continues.

          Notwithstanding any other provision in the certificate of incorporation to the contrary, no change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred solely as a result of:

•	any event that occurred pursuant to the terms of any contract (other than a contract for the purchase and sale of shares of common stock contemplating prompt settlement), in existence on the effective date of our initial public offering on February 12, 1992, and to which any holder of shares of common stock is a party; provided, however, that any exercise by any of our officers or employees or any of our subsidiaries of an option to purchase common stock after the effective date of our initial public offering will, notwithstanding the foregoing and the provision described in the fifth bullet point below, be deemed a change in beneficial ownership irrespective of when that option was granted to that officer or employee;

•	any transfer of any interest in an outstanding share of common stock pursuant to a bequest or inheritance, by operation of law upon the death of any individual, or by any other transfer without valuable consideration, including, without limitation, a gift that is made in good faith and not for the purpose of circumventing the provisions of the certificate of incorporation;

•	any changes in the beneficiary of any trust, or any distribution of an outstanding share of common stock from trust, by reason of the birth, death, marriage or divorce of any natural person, the adoption of any natural person to age 18 or the passage of a given period of time or the attainment by any natural person of a specific age, or the creation or termination of any guardianship or custodial arrangement;

•	any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of common stock if neither the successor has nor its predecessor had the power to vote or to dispose of that share of common stock without further instructions from others;

•	any change in the person to whom dividends are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

•	any issuance by us of a share of common stock or any transfer by us of a share of common stock held in treasury other than in a public offering, unless otherwise determined by the board of directors;

•	any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated;

•	any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

•	any appointment of a successor trustee as a result of the death of the predecessor trustee (which predecessor trustee must have been a natural person);

•	any appointment of a successor trustee who or which was specifically named in a trust instrument prior to the effective date of our initial public offering; or

•	any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed during the four year period before the appointment of the successor trustee.

          All determinations concerning changes in beneficial ownership, or the absence of any such change, are made by the board of directors of our company or, at any time when we employ a transfer agent with respect to the shares of common stock, at our request, by that transfer agent on our behalf.

          In the event of any stock split of or stock dividend on the outstanding shares of common stock, each share of common stock acquired because of the split or dividend will be deemed to have been beneficially owned by the same person from the same date as that on which beneficial ownership of the outstanding share or shares of common stock, with respect to which that share of common stock was distributed, was acquired.

          Each outstanding share of common stock, entitles the holder either to five votes or one vote, is identical to all other shares of common stock in all respects, and all outstanding shares of common stock will constitute a single class of our common stock.

          Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by us in this offering when issued will be, fully paid and nonassessable.

Preferred Stock

          The board of directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The issuance of preferred stock by the board of directors could adversely affect the rights of holders of common stock. For example, any such preferred stock could have preferences over the common stock with respect to dividends and in liquidation and could (upon conversion or otherwise) enjoy all of the rights attached to the common stock.

          The authority possessed by the board of directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of us through a merger, tender offer, proxy contest or otherwise by making these attempts more difficult to achieve or more costly. The board of directors may issue preferred stock without stockholder approval and with voting and conversion rights which could adversely affect the voting power of holders of our common stock. There are currently no agreements or understandings for the issuance of preferred stock, and the board of directors has no present intention to issue any shares of preferred stock.

Classification of the Board of Directors

          Our board of directors consists of three classes of directors, with each class as nearly equal in number of directors as possible. Each year at our annual meeting of stockholders, our stockholders elect one class of directors for a three-year term. Our bylaws further provide that the board of directors has the exclusive right to set the number of directors.

Stockholders’ Rights Plan

          Our board of directors has adopted a stockholders’ rights plan, intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover, and declared a dividend distribution of one right (as defined in the rights agreement) for each outstanding share of our common stock to stockholders of record on January 31, 1996. As a result of a subsequent stock split, each share of our common stock currently entitles the holder to one half of a right. Each right, when exercisable, entitles the holder to buy one one-thousandth of a share of a new series of preferred stock, designated as Series A preferred stock, at a purchase price of $170. The rights are exercisable only ten days after a person or group:

•	becomes or has the right to become the beneficial owner of 20% or more of our common stock, which we refer to in this prospectus as an acquiring person;

•	becomes or has the right to become the beneficial owner of 10% or more of our common stock and is declared an adverse person (as defined in the rights agreement) by the board of directors; or

•	commences a tender or exchange offer which, if consummated, would result in that person or group becoming an acquiring person (as defined in the rights agreement), without our consent.

          We will generally be entitled to redeem the rights at a purchase price of $0.01 each at any time up to 10 days following the date that an ownership position has been acquired, and under certain circumstances thereafter. Unless earlier redeemed or exercised, the rights will expire on January 8, 2006.

          If we are acquired on or after the earlier of:

•	the first date of public announcement by us or an acquiring person that an acquiring person has become an acquiring person; or

•	a declaration by the board of directors that the beneficial owner of 10% or more of our common stock has become an adverse person;

each right will entitle its holder to purchase, at the right’s then-current exercise price, the number of shares of the acquiring company’s common stock having a market value at that time of twice the right’s exercise price. The rights also allow holders to purchase shares of our common stock having a market value at that time of twice the right’s exercise price under certain circumstances when a person or group has become an acquiring person, or has become the beneficial owner of 10% or more of our common stock, and has been declared an adverse person by a majority of our directors. Upon the occurrence of any of these events, rights which are, or in certain circumstances were, beneficially owned by any acquiring person or adverse person or certain related parties will be null and void.

          Of the 1,000,000 shares of blank check preferred stock authorized by our certificate of incorporation, 25,000 shares have been designated as the Series A preferred stock reserved for issuance under the rights plan.

Change of Control Provisions

          Our certificate of incorporation provides that a director, or the entire board of directors, may be removed by the stockholders only for cause, and further provide that the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote for the election of the directors is required to remove a director, or our entire board. The bylaws further provide that a vacancy on the board occurring during the course of a year, including a vacancy created by an increase in the number of directors, may be filled by a majority vote of the remaining directors and that any new director elected to fill a vacancy will serve for the remainder of the full term of the class in which such vacancy occurred.

          Our certificate of incorporation prohibits stockholder action by written consent. Additionally, our bylaws do not authorize stockholders to call special meetings of stockholders, and further provide that our bylaws may be amended or repealed at a meeting of stockholders by a vote of at least 66 2/3% of the number of shares of stock entitled to vote.

Certain Anti-Takeover Effects

          The provisions of our certificate of incorporation and bylaws and the rights agreement summarized in the paragraphs above may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Voting of the Common Stock

          As described above, our certificate of incorporation provides that each holder of shares of common stock is entitled to one vote for each share at all stockholders’ meetings until those shares have been beneficially owned continually for a period of four years at which time the holders of each of those shares shall be entitled to five votes per share on all matters submitted to stockholders. While management believes that this provision will enable it and the board of directors to focus on long-term performance and growth, it is recognized, however, that some disadvantages may result for some stockholders. To the extent that voting power will concentrate in long-term stockholders, this provision could discourage or render more difficult a merger, tender offer or proxy contest, to the possible detriment of stockholders wishing to participate in such a transaction. Similarly, it could hinder a person from acquiring control of our company on terms opposed by the long-term stockholders, with the result that other stockholders may not enjoy the opportunity to sell their shares at a premium to that person. Thus, a takeover attempt or an effort to remove incumbent management that is opposed by long-term stockholders might be less likely to succeed.

Section 203 of the Delaware General Corporation Law

          Section 203 of the Delaware General Corporation Law, or DGCL, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the business combination, the transaction is approved by the board of directors of the corporation;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or

•	on or after the date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s voting stock.

Directors’ Liability

          Our certificate of incorporation contains provisions which eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under section 174 of the DGCL or any transaction from which the director derived an improper personal benefit. Our bylaws contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by section 145 of the DGCL. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

          The Transfer Agent and Registrar for the common stock is First Union National Bank, Charlotte, North Carolina.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC, J.P. Morgan Securities Inc., Robert W. Baird & Co. Incorporated, and SunTrust Capital Markets, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their respective names below.

Number
Underwriter	of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Warburg LLC
J.P. Morgan Securities Inc.
Robert W. Baird & Co. Incorporated
SunTrust Capital Markets, Inc.

Total	5,000,000

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on a Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site relating to this offering is not a part of this prospectus. One or more of the other underwriters may also facilitate Internet distribution for this offering to certain of their Internet subscription customers.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us that the underwriters propose initially to offer the shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and dealers may reallow, a discount not in excess of $          per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds to us before expenses. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per	Without
	Share	Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

          The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Overallotment Option

          We have granted an option to the underwriters to purchase up to 750,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

          We and our executive offers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals and stockholders have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above also do not apply to the sale of shares by us to the underwriters solely to cover overallotments in this offering.

New York Stock Exchange Listing

          Our common stock trades on the New York Stock Exchange under the symbol “ROP.”

Price Stabilization, Short Positions

          Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short term position may cause the price of the common stock to be higher than it might be in the absence of these purchases.

          Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK Selling Restrictions

          Each underwriter represents, warrants and agrees that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the shares, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it is in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

          No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction.

          Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Other Relationships

          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

          Certain legal matters in connection with this offering will be passed upon for us by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by King & Spalding, New York, New York.

EXPERTS

          Our consolidated financial statements as of October 31, 2000 and 2001, and for each of the three years in the period ended October 31, 2001, included in this prospectus have been so included in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          On May 17, 2002, we announced that we appointed PricewaterhouseCoopers LLP to replace Arthur Andersen LLP as our independent accountants. During each of our three most recent fiscal years and the subsequent interim period preceding the change of accountants, we had no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen’s satisfaction, would have caused it to make reference to the disagreement in connection with its report.

          We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our consolidated financial statements for the three years ended October 31, 2001, as required by Section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

          The financial statements of Struers Holding A/ S as of December 31, 2000, and for the year ended December 31, 2000, included in this prospectus have been so included in reliance on the report of KPMG C. Jespersen, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and the common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

ROPER INDUSTRIES, INC.
Condensed Consolidated Statements of Earnings for the Three Months ended January 31, 2002 and January 31, 2001 (unaudited)	F-2
Condensed Consolidated Balance Sheets as of January 31, 2002 and October 31, 2001 (unaudited)	F-3
Condensed Consolidated Statements of Cash Flows for the Three Months ended January 31, 2002 and January 31, 2001 (unaudited)	F-4
Condensed Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Earnings for the Three Months ended January 31, 2002 and January 31, 2001 (unaudited)	F-5
Notes to Condensed Consolidated Financial Statements	F-6
Report of Independent Accountants	F-10
Consolidated Balance Sheets as of October 31, 2001 and 2000	F-11
Consolidated Statements of Earnings for the Years ended October 31, 2001, 2000 and 1999	F-12
Consolidated Statements of Stockholders’ Equity and Comprehensive Earnings for the Years ended October 31, 2001, 2000 and 1999	F-13
Consolidated Statements of Cash Flows for the Years ended October 31, 2001, 2000 and 1999	F-14
Notes to Consolidated Financial Statements	F-15
STRUERS HOLDING A/S
Independent Auditors’ Report	F-31
Consolidated Income Statements for the Six Months ended June 30, 2001 and 2000 (unaudited) and the Year Ended December 31, 2000	F-32
Consolidated Cash Flow Statements for the Six Months ended June 30, 2001 and 2000 (unaudited) and the Year ended December 31, 2000	F-33
Consolidated Balance Sheets at June 30, 2001 (unaudited) and December 31, 2000	F-34
Notes to Consolidated Financial Statements	F-35
PRO FORMA FINANCIAL INFORMATION
Introduction and Notes to Pro Forma Financial Information	F-44
Combining Income Statements for the Year ended October 31, 2001	F-45

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three Months Ended
	January 31,

	2002	2001

	(in thousands, except
	per share data)
Net sales	$149,584	$137,664
Cost of sales	70,155	67,923

Gross profit	79,429	69,741
Selling, general and administrative expenses	54,782	47,877

Operating profit	24,647	21,864
Interest expense	4,631	4,099
Other income	1,969	467

Earnings before income taxes	21,985	18,232
Income taxes	7,475	6,472

Net earnings	$14,510	$11,760

Net earnings per common share:
Basic	$0.47	$0.38
Diluted	0.46	0.38
Weighted average common shares outstanding:
Basic	30,987	30,613
Diluted	31,826	31,297
Dividends declared per common share	$0.0825	$0.0750

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	January 31,	October 31,
	2002	2001

	(in thousands)
ASSETS
Cash and cash equivalents	$19,961	$16,190
Accounts receivable, net	111,785	121,271
Inventories	89,720	90,347
Other current assets	3,554	5,245

Total current assets	225,020	233,053
Property, plant and equipment, net	49,921	51,887
Goodwill, net	423,521	421,916
Other intangible assets, net	30,664	31,101
Other noncurrent assets	31,456	24,165

Total assets	$760,582	$762,122

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$31,630	$34,233
Accrued liabilities	48,516	61,020
Income taxes payable	10,953	5,617
Current portion of long-term debt	8,367	3,010

Total current liabilities	99,466	103,880
Long-term debt	315,361	323,830
Other noncurrent liabilities	11,345	10,906

Total liabilities	426,172	438,616

Common stock	324	321
Additional paid-in capital	85,266	80,510
Retained earnings	287,201	275,259
Accumulated other comprehensive earnings	(13,799)	(7,757)
Treasury stock	(24,582)	(24,827)

Total stockholders’ equity	334,410	323,506

Total liabilities and stockholders’ equity	$760,582	$762,122

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	January 31,

	2002	2001

	(in thousands)
Cash flows from operating activities:
Net earnings	$14,510	$11,760
Depreciation	2,879	2,405
Amortization	1,178	4,196
Other, net	(7,041)	6,877

Net cash provided by operating activities	11,526	25,238

Cash flows from investing activities:
Acquisitions of business, net of cash acquired	(7,747)	(839)
Capital expenditures	(1,935)	(1,441)
Other, net	(212)	(17)

Net cash used in investing activities	(9,894)	(2,297)

Cash flows from financing activities:
Debt borrowings	12,743	—
Debt payments	(12,242)	(17,763)
Dividends	(2,568)	(2,297)
Other, net	4,961	846

Net cash provided (used) in financing activities	2,894	(19,214)

Effect of foreign currency exchange rate changes on cash	(755)	226

Net increase (decrease) in cash and cash equivalents	3,771	3,953
Cash and cash equivalents, beginning of period	16,190	11,372

Cash and cash equivalents, end of period	$19,961	$15,325

Supplemental disclosures:
Cash paid for:
Interest	$6,692	$5,522

Income taxes, net of refunds received	$2,598	$1,190

Net assets of businesses acquired:
Fair value of assets, including goodwill	$7,747	$839
Liabilities assumed	—	—

Cash paid, net of cash acquired	$7,747	$839

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE EARNINGS (UNAUDITED)

				Accumulated
				Other
		Additional		Compre-			Compre-
	Common	Paid-In	Retained	hensive	Treasury		hensive
	Stock	Capital	Earnings	Earnings	Stock	Total	Earnings

	(in thousands)
Balances at October 31, 2000	$319	$75,117	$228,652	$(8,913)	$(24,984)	$270,191
Net earnings	—	—	11,760	—	—	11,760	$11,760
Exercise of stock options	—	781	—	—	—	781	—
Treasury stock sold	—	21	—	—	44	65	—
Other comprehensive earnings:
Currency translation adjustments	—	—	—	2,849	—	2,849	2,849
Dividends declared	—	—	(2,297)	—	—	(2,297)	—

Balances at January 31, 2001	$319	$75,919	$238,115	$(6,064)	$(24,940)	$283,349	$14,609

Balances at October 31, 2001	$321	$80,510	$275,259	$(7,757)	$(24,827)	$323,506
Net earnings	—	—	14,510	—	—	14,510	$14,510
Exercise of stock options	3	4,386	—	—	—	4,389	—
Treasury stock sold	—	45	—	—	35	80	—
Shares issued under incentive bonus plan	—	325	—	—	210	535	—
Other comprehensive earnings:
Currency translation adjustments	—	—	—	(6,042)	—	(6,042)	(6,042)
Dividends declared	—	—	(2,568)	—	—	(2,568)	—

Balances at January 31, 2002	$324	$85,266	$287,201	$(13,799)	$(24,582)	$334,410	$8,468

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of Presentation

          The accompanying condensed consolidated financial statements for the three-month periods ended January 31, 2002 and 2001 are unaudited. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows of Roper Industries, Inc. (“Roper”) and its subsidiaries for all periods presented.

          Certain reclassifications have been made to previously reported information.

          Roper’s management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these condensed consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

          The results of operations for the three months ended January 31, 2002 are not necessarily indicative of the results to be expected in the future or for the full fiscal year. It is recommended that these unaudited condensed consolidated financial statements be read in conjunction with Roper’s consolidated financial statements and the notes thereto included in its 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

2.     Earnings Per Share

          Basic earnings per share was calculated by dividing net earnings (the same as earnings available to common shares) by the weighted average number of common shares outstanding during the period. Diluted earnings per share included the dilutive effect of common stock equivalents outstanding during the period. Common stock equivalents consisted of stock options.

3.     Fair Value of Financial Instruments

          At January 31, 2002, the estimated fair value of Roper’s $125 million fixed-rate, long-term notes was $130.6 million, representing an unrecorded decrease in Roper’s net assets of $5.6 million. This compared to a similar unrecorded decrease in net assets of $11.7 million at October 31, 2001. The change from October 31, 2001 was the result of increased interest rates during the three months ended January 31, 2002.

          The fair values of all other financial instruments at January 31, 2002 were considered to approximate the carrying values of the underlying assets and liabilities.

4.     Inventories

	January 31,	October 31,
	2002	2001

	(in thousands)
Raw materials and supplies	$46,274	$47,339
Work in process	11,633	13,047
Finished products	33,136	31,284
LIFO reserve	(1,323)	(1,323)

	$89,720	$90,347

5.     Goodwill, net

	Analytical	Fluid	Industrial
	Inst.	Handling	Controls	Total

	(in thousands)
Balances at October 31, 2001	$283,289	$64,721	$73,906	$421,916
Additions	7,638	107	2	7,747
Currency translation adjustments	(4,184)	(747)	(180)	(5,111)
Reclassifications	(1,120)	89	—	(1,031)

Balances at January 31, 2002	$285,623	$64,170	$73,728	$423,521

          Roper has adopted Statement of Financial Accounting Standards (“SFAS”) 142 — “Goodwill and Other Intangible Assets” effective November 1, 2001. SFAS 142 provides that goodwill is not subject to amortization. Instead, it is subject to a periodic review that must occur at least annually at a reporting unit level for possible impairment. SFAS 142 also provides that the initial reviews of each reporting unit must be completed within six months of the adoption of the standard. If upon completion of these reviews an impairment of goodwill is indicated, the valuation of the impairment is to occur as soon as possible, but no later than the end of Roper’s current fiscal year. Roper has yet to complete these initial reviews. Any such initial impairment would be reported as a change in accounting principles and would require retroactive recognition to the beginning of this fiscal year.

6.     Other intangible assets, net

		Accumulated	Net Book
	Cost	Amortization	Value

	(in thousands)
Assets subject to amortization:
Existing customer base	$12,784	$(532)	$12,252
Unpatented technology	7,257	(704)	6,553
Patents and other protective rights	6,709	(3,096)	3,613
Deferred financing costs	1,374	(252)	1,122
Sales order backlog	389	(389)	—
Assets not subject to amortization:
Trade names	7,124	—	7,124

Balances at January 31, 2002	$35,637	$(4,973)	$30,664

          Amortization expense of other intangible assets was $1,178,000 and $225,000 during the three months ended January 31, 2002 and 2001, respectively.

7.     Industry Segments

          Sales and operating profit by industry segment are set forth in the following table (dollars in thousands):

	Three Months Ended
	January 31,
			Percent
	2002	2001	Change

Net sales:
Analytical Instrumentation	$81,668	$58,727	+39.1%
Fluid Handling	23,470	33,130	-29.2
Industrial Controls	44,446	45,807	-3.0

Total	$149,584	$137,664	+8.7%

Gross profit:
Analytical Instrumentation	$46,324	$32,437	+42.8%
Fluid Handling	10,217	16,054	-36.4
Industrial Controls	22,888	21,250	+7.7

Total	$79,429	$69,741	+13.9%

Operating profit*:
Analytical Instrumentation	$16,099	$9,331	+72.5%
Fluid Handling	3,742	7,613	-50.8
Industrial Controls	8,242	7,258	+13.6

Total	$28,083	$24,202	+16.0%

*	Operating profit is before unallocated corporate general and administrative expenses. Such expenses were $3,436 and $2,338 for the three months ended January 31, 2002 and 2001, respectively.

8.     SFAS 142 Transitional Reporting Requirements

          With the adoption of SFAS 142 at the beginning of fiscal 2002, this standard provides that its accounting for goodwill and other intangible assets not be retroactively applied to previously reported results. However, it does provide for the following analysis comparing the current to the previous accounting practice.

	Three Months Ended
	January 31,

	2002	2001

Net earnings, as reported	$14,510	$11,760
Add back: goodwill amortization, net of income taxes	—	3,169

Net earnings, adjusted	$14,510	$14,929

Basic earnings per share:
Net earnings, as reported	$0.47	$0.38
Add back: goodwill amortization, net of income taxes	—	0.10
Rounding	—	0.01

Net earnings, adjusted	$0.47	$0.49

Diluted earnings per share:
Net earnings, as reported	$0.46	$0.38
Add back: goodwill amortization	—	0.10

Net earnings, adjusted	$0.46	$0.48

NOTE:	THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP, OUR FORMER INDEPENDENT ACCOUNTANTS. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE FILING OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Roper Industries, Inc.:

          We have audited the accompanying consolidated balance sheets of Roper Industries, Inc. (a Delaware corporation) and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders’ equity and comprehensive earnings and cash flows for the years then ended. These consolidated financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roper Industries, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule listed in Item 14(II) of this Annual Report on Form 10-K is presented for the purpose of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia

December 6, 2001

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

October 31, 2001 and 2000
(in thousands, except per share data)

	2001	2000

ASSETS
Cash and cash equivalents	$16,190	$11,372
Accounts receivable, net	121,271	115,191
Inventories	90,347	83,627
Other current assets	5,245	3,765

Total current assets	233,053	213,955
Property, plant and equipment, net	51,887	48,907
Intangible assets, net	453,017	323,195
Other noncurrent assets	24,165	10,845

Total assets	$762,122	$596,902

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$34,233	$26,486
Accrued liabilities	61,020	48,299
Income taxes payable	5,617	3,001
Current portion of long-term debt	3,010	6,706

Total current liabilities	103,880	84,492
Long-term debt	323,830	234,603
Other noncurrent liabilities	10,906	7,616

Total liabilities	438,616	326,711

Stockholders’ equity:
Preferred stock, $0.01 par value per share; 1,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value per share; 80,000 shares authorized; 32,131 shares issued and 30,879 outstanding at October 31, 2001 and 31,859 shares issued and 30,599 outstanding at October 31, 2000	321	319
Additional paid-in capital	80,510	75,117
Retained earnings	275,259	228,652
Accumulated other comprehensive earnings	(7,757)	(8,913)
Treasury stock, 1,252 shares October 31, 2001 and 1,260 shares at October 31, 2000	(24,827)	(24,984)

Total stockholders’ equity	323,506	270,191

Total liabilities and stockholders’ equity	$762,122	$596,902

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

Years Ended October 31, 2001, 2000 and 1999
(in thousands, except per share data)

	2001	2000	1999

Net sales	$586,506	$503,813	$407,256
Cost of sales	277,536	244,989	196,753

Gross profit	308,970	258,824	210,503
Selling, general and administrative expenses	210,542	170,628	132,548

Income from operations	98,428	88,196	77,955
Interest expense	15,917	13,483	7,254
Other income, net	3,928	1,218	1,583

Earnings before income taxes	86,439	75,931	72,284
Income taxes	30,600	26,653	24,938

Net earnings	$55,839	$49,278	$47,346

Net earnings per share:
Basic	$1.82	$1.62	$1.56

Diluted	$1.77	$1.58	$1.53

Weighted average common shares outstanding:
Basic	30,758	30,457	30,268

Diluted	31,493	31,182	30,992

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE EARNINGS
Years ended October 31, 2001, 2000 and 1999
(in thousands, except per share data)

					Accumulated
	Common Stock		Additional		Other		Total
			Paid-In	Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
	Shares	Amount	Capital	Earnings	Earnings	Stock	Equity	Earnings

Balances at October 31, 1998	30,343	$313	$67,145	$148,435	$(906)	$(17,954)	$197,033
Net earnings	—	—	—	47,346	—	—	47,346	$47,346
Common shares issued for acquisitions	(45)	—	—	—	—	(1,667)	(1,667)	—
Exercise of stock options, net	244	3	3,939	—	—	—	3,942	—
Currency translation adjustments	—	—	—	—	(1,266)	—	(1,266)	(1,266)
Cash dividends ($0.26 per share)	—	—	—	(7,870)	—	—	(7,870)	—
Treasury stock purchases	(260)	—	—	—	—	(5,550)	(5,550)	—

Balances at October 31, 1999	30,282	316	71,084	187,911	(2,172)	(25,171)	231,968	$46,080

Net earnings	—	—	—	49,278	—	—	49,278	$49,278
Exercise of stock options, net	308	3	3,949	—	—	—	3,952	—
Currency translation adjustments	—	—	—	—	(6,741)	—	(6,741)	(6,741)
Cash dividends ($0.28 per share)	—	—	—	(8,537)	—	—	(8,537)	—
Treasury stock sold	9	—	84	—	—	187	271	—

Balances at October 31, 2000	30,599	319	75,117	228,652	(8,913)	(24,984)	270,191	$42,537

Net earnings	—	—	—	55,839	—	—	55,839	$55,839
Exercise of stock options, net	272	2	5,293	—	—	—	5,295	—
Currency translation adjustments	—	—	—	—	1,156	—	1,156	1,156
Cash dividends ($0.30 per share)	—	—	—	(9,232)	—	—	(9,232)	—
Treasury stock sold	8	—	100	—	—	157	257	—

Balances at October 31, 2001	30,879	$321	$80,510	$275,259	$(7,757)	$(24,827)	$323,506	$56,995

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999

Cash flows from operating activities:
Net earnings	$55,839	$49,278	$47,346
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortization of property, plant and equipment	9,993	8,623	6,620
Amortization of intangible assets	17,462	13,675	9,346
Changes in operating assets and liabilities, net of acquired businesses:
Accounts receivable	10,412	(13,863)	(10,621)
Inventories	7,418	(4,357)	3,778
Accounts payable and accrued liabilities	5,790	14,001	(7,557)
Income taxes payable	1,725	786	4,112
Long-term financing	(8,451)	—	—
Other, net	2,254	(504)	(198)

Net cash provided by operating activities	102,442	67,639	52,826

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(170,180)	(161,546)	(36,343)
Capital expenditures	(7,455)	(15,150)	(5,148)
Other, net	906	(1,531)	167

Net cash used in investing activities	(176,729)	(178,227)	(41,324)

Cash flows from financing activities:
Proceeds from notes payable and long-term debt	146,125	321,941	45,926
Principal payments on notes payable and long-term debt	(62,815)	(208,012)	(41,867)
Cash dividends to stockholders	(9,232)	(8,537)	(7,870)
Treasury stock sales (purchases)	257	271	(5,550)
Proceeds from stock option exercises, net	4,531	3,952	3,942
Other, net	—	—	(1,667)

Net cash provided by (used in) financing activities	78,866	109,615	(7,086)

Effect of exchange rate changes on cash	239	(1,145)	(276)

Net increase (decrease) in cash and cash equivalents	4,818	(2,118)	4,140
Cash and cash equivalents, beginning of year	11,372	13,490	9,350

Cash and cash equivalents, end of year	$16,190	$11,372	$13,490

Supplemental disclosures:
Cash paid for:
Interest	$16,102	$9,018	$7,471

Income taxes, net of refunds received	$28,875	$25,867	$20,826

Noncash investing activities:
Net assets of businesses acquired:
Fair value of assets, including goodwill	$184,158	$177,230	$42,770
Liabilities assumed	(13,978)	(15,684)	(6,427)

Cash paid, net of cash acquired	$170,180	$161,546	$36,343

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Accounting Policies

          Basis of Presentation — These financial statements present consolidated information for Roper Industries, Inc. and its subsidiaries (“Roper”). All significant intercompany accounts and transactions have been eliminated.

          Nature of the Business — Roper designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide, serving selected segments of a broad range of industrial markets.

          Accounts Receivable — Accounts receivable were stated net of an allowance for doubtful accounts of $4,344,000 and $4,294,000 at October 31, 2001 and 2000, respectively. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time that management believes reasonable doubt exists that such balances will be collected within a reasonable period of time.

          Cash and Cash Equivalents — Roper considers highly liquid financial instruments with remaining maturities at acquisition of three months or less to be cash equivalents. At October 31, 2001 and 2000, Roper had no cash equivalents.

          Earnings per Share — Basic earnings per share were calculated using net earnings and the weighted average number of shares of common stock outstanding during the respective period. Diluted earnings per share were calculated using net earnings and the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the respective period. Common stock equivalents consisted of stock options, and the effects of common stock equivalents were determined using the treasury stock method.

          For the years ended October 31, 2001, 2000 and 1999, there were 107,000, 9,000 and zero stock options outstanding at October 31, 2001, 2000 and 1999, respectively, that were not included in the determination of diluted earnings per share because doing so would have been antidilutive.

          Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Fair Value of Financial Instruments — Roper’s long-term debt at October 31, 2001 included $125 million of fixed-rate term notes. Roper has determined that current comparable interest rates at October 31, 2001 were lower than the stated rates of the term notes by approximately 1 1/2 – 2 percentage points. A discounted cash flow analysis of anticipated cash flows using October 31, 2001 interest rates indicated that the fair values of the term notes were greater than the face amounts of the term notes by $11.7 million at October 31, 2001. This liability is not reflected in Roper’s basic financial statements. At October 31, 2000, Roper had a similar unrecorded asset of $2.4 million. The change compared to October 31, 2000 was caused primarily from lower interest rates at October 31, 2001 compared to October 31, 2000.

          Most of Roper’s other borrowings at October 31, 2001 were at various interest rates that adjust relatively frequently under its $275 million credit facility. The fair value for each of these borrowings at October 31, 2001 was estimated to be the face value of these borrowings.

          In May 2000, Roper entered into a 3-year interest rate swap agreement for a notional amount of $25 million. Under this agreement, Roper received a fixed interest rate of 7.68% and paid a variable rate of 3-month LIBOR plus a margin. In November 2000, Roper entered into another agreement that effectively terminated this swap agreement for an insignificant gain.

          In February 1998 and April 1998, Roper entered into five-year interest rate swap agreements for notional amounts of $50 million and $25 million, respectively. In both agreements, Roper paid a fixed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest rate, and the other party paid a variable interest rate. In May 2000, Roper effectively terminated these agreements and received $1.8 million. This gain is being amortized over the original term of the agreements.

          The fair values for all of Roper’s other financial instruments at October 31, 2001 approximated their carrying values.

          Foreign Currency Translation — Assets and liabilities of subsidiaries whose functional currency was not the U.S. dollar were translated at the exchange rate in effect at the balance sheet date, and revenues and expenses were translated at average exchange rates for the period in which those entities were included in Roper’s financial results. Translation adjustments are reflected as a component of other comprehensive earnings.

          Impairment of Long-Lived Assets — Roper periodically reviews its long-lived assets (mostly property, plant and equipment, identified intangible assets and goodwill) for events or changes in circumstances that may indicate that the carrying amount of these assets has been impaired. Impairment, especially with respect to goodwill, is evaluated by comparing the estimated undiscounted future cash flows of the related business to the carrying amount of the goodwill. Roper’s review did not warrant recognition of any impairment during any of the three years ended October 31, 2001.

          Income Taxes — Roper is a U.S.-based multinational company and the calculation of its worldwide provision for income taxes requires analysis of many factors, including income tax structures that vary from country to country and the United States’ treatment of non-U.S. earnings. United States income taxes, net of foreign taxes, have been provided on the undistributed earnings of non-U.S. subsidiaries, except in those instances where such earnings are currently expected to be permanently reinvested. If such permanently reinvested earnings were to be distributed or otherwise subject to U.S. income taxes, foreign tax credits would reduce the amount of income taxes otherwise due in the United States. Determination of the amount of unrecognized deferred income taxes related to these permanently reinvested earnings is not practical.

          Certain assets and liabilities have different bases for financial reporting and income tax purposes. Deferred income taxes have been provided for these differences.

          Intangible Assets — Intangible assets consisted principally of goodwill, which is amortized on a straight-line basis over periods ranging from 5 to 40 years for acquisitions completed prior to June 30, 2001. Goodwill associated with subsequent acquisitions is not subject to amortization. The accumulated amortization for intangible assets was $63.1 million and $45.5 million at October 31, 2001 and 2000, respectively. Roper accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Identified intangible assets, other than goodwill, acquired through a business acquisition completed subsequent to June 30, 2001 may also not be subject to amortization. Other intangible assets not arising from acquisitions are recorded at cost and amortized over their expected useful lives.

          Inventories — Inventories are valued at the lower of cost or market. Cost is determined using either the first-in, first-out method or the last-in, first-out method (“LIFO”). Inventories valued at LIFO cost comprised 10% and 11% of consolidated inventories at October 31, 2001 and 2000, respectively.

          Any LIFO decrements recorded during any of the three years ended October 31, 2001 were immaterial to Roper’s consolidated financial statements for that year.

          Other Comprehensive Earnings — Comprehensive earnings includes net earnings and all other non-owner sources of changes in a company’s net assets. The differences between net earnings and comprehensive earnings for Roper during fiscal 2001, 2000 and 1999 were currency translation adjustments. Income taxes have not been provided on currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Property, Plant and Equipment and Depreciation and Amortization — Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using principally the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20-30 years
Machinery	8-12 years
Other equipment	3-5 years

          Recently Released Accounting Pronouncements — The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 141 — “Business Combinations” that applies to all business combinations completed subsequent to June 30, 2001. SFAS 141 requires use of the purchase method for accounting for a business combination. Other provisions of SFAS 141 must be adopted concurrently with the adoption of SFAS 142. Roper does not expect the full adoption of SFAS 141 to significantly affect its accounting for any business combinations completed prior to June 30, 2001.

          The FASB issued SFAS 142 — “Goodwill and Other Intangible Assets” that Roper intends to adopt effective November 1, 2001 (otherwise, adoption would be required on November 1, 2002). Once adopted, this standard provides that goodwill will no longer be subject to amortization. Instead, goodwill will be subjected to a periodic analysis to evaluate possible impairment. Any such impairment would be recognized as an expense immediately.

          The FASB issued SFAS 143 — “Accounting for Asset Retirement Obligations” that Roper is required to adopt by November 1, 2002. Roper does not currently have, nor is it expected to have, any material asset retirement obligations subject to this new standard.

          The FASB issued SFAS 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets” that Roper is required to adopt by November 1, 2002. This new standard does not apply to goodwill. Roper does not expect the adoption of this standard to result in an impairment charge.

          Research and Development — Research and development costs include salaries and benefits, rents, supplies, and other costs related to various products under development. Research and development costs are expensed in the period incurred and totaled $26.3 million, $22.6 million and $16.7 million for the years ended October 31, 2001, 2000 and 1999, respectively.

          Revenue Recognition — Revenue is generally recognized as products are shipped or services are rendered. Some sales contracts contain customer acceptance provisions. When the customer’s specifications are known and Roper can demonstrate compliance with these requirements, it recognizes revenue upon delivery of the product, which may precede formal acceptance by the customer. In isolated cases whereby relevant criteria have been satisfied, Roper may recognize revenue even though delivery has not occurred. Revenues under certain relatively long-term and relatively large-value construction projects are recognized under the percentage-of-completion method using the ratio of costs incurred to total estimated costs as the measure of performance. Estimated losses on any projects are recognized as soon as such losses become known.

          Stock Options — Roper accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion 25 — “Accounting for Stock Issued to Employees.” Stock-based compensation is measured at its fair value at the grant date in accordance with an option-pricing model. SFAS 123 — “Accounting for Stock-Based Compensation,” provides that the related expense may be recorded in the basic financial statements or the pro forma effect on earnings may be disclosed in the financial statements. Roper provides the pro forma disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Non-employee directors of Roper are eligible to receive stock options for its common stock. These stock options are accounted for the same as stock options granted to employees. Roper has never issued stock options other than those issued to employees or its non-employee directors.

2.     Business Acquisitions

          Roper has acquired various businesses as part of its on-going acquisition program. The acquisition program pursues opportunities within Roper’s existing business segments that Roper management believes will enhance the value of Roper common stock to its stockholders.

          Over the past three years, Roper completed three business acquisitions in fiscal 2001, nine during fiscal 2000 and one in fiscal 1999. The purchase price for each of these acquisitions was negotiated with unaffiliated third parties, Roper acquired 100% of the ownership interests of the acquired business, and each of these acquisitions was accounted for using the purchase method of accounting. The assets and liabilities of the acquired businesses were recorded at their estimated fair values, and the results of operations were included in Roper’s results of operations beginning from the date acquired. Some allocations of fair value associated with recent acquisitions included estimates and were preliminary as of October 31, 2001. Subsequent to October 31, 2001, Roper and the sellers of the Struers and Logitech businesses agreed on a purchase price adjustment related to the level of working capital on hand at the closing date requiring Roper to pay an additional DKK 55.7 million (approximately $7 million). This amount is not reflected in the table that follows and will be reported as an acquisition cost during fiscal 2002. It is customary that Roper and sellers of businesses acquired by Roper have unresolved issues regarding the final determination of the purchase price at the closing date of an acquisition.

          Acquisition costs include amounts paid to sellers, amounts incurred for due diligence and other direct external costs associated with the acquisition. Acquisitions whose costs were greater than 5% of Roper’s total assets at the beginning of the fiscal year during which the acquisition occurred are listed in the table that follows (acquisition costs in thousands). All acquisitions listed in the following table were paid for with cash.

	Date	Acquisition		Goodwill
	Acquired	Costs	Business Segment	Period

Struers and Logitech	Sept. 2001	$143,268	Analytical Instrumentation	NA
Hansen Technologies	Sept. 2000	36,395	Industrial Controls	25 years
Antek Instruments	Aug. 2000	22,017	Analytical Instrumentation	30 years
Abel Pump	May 2000	22,948	Fluid Handling	30 years
MASD	Nov. 1999	49,332	Analytical Instrumentation	25 years
Petroleum Analyzer	June 1999	36,439	Analytical Instrumentation	25 years

          Struers develops, manufactures and markets materials analysis preparation equipment and consumables used in quality inspection, failure analysis and research of solid materials. Logitech develops, manufactures and markets high-precision material-shaping equipment used primarily in the production of advanced materials for the semiconductor and opto-electronics markets. Struers is headquartered near Copenhagen, Denmark and Logitech is headquartered near Glasgow, Scotland. Both companies also share sales and service locations in the U.S., France, Germany and Japan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following information summarizes the allocation of fair values assigned to the assets and liabilities of Struers and Logitech at the acquisition date (in thousands).

Current assets, excluding cash	$30,482
Property and equipment	3,839
Intangible assets, including goodwill	120,062
Other noncurrent assets	840
Current liabilities	(10,953)
Noncurrent liabilities	(1,002)

Total acquisition costs, excluding cash acquired	$143,268

          None of the goodwill allocated to Struers and Logitech ($99.4 million) is expected to be deductible for income tax purposes. Other intangible assets, subject to amortization, included its existing customer base ($13.5 million amortized over 10 years), unpatented technology ($1.6 million amortized over 10 years) and sales order backlog ($0.4 million amortized over 4 months). Other intangible assets, not subject to amortization, were trade names ($5.2 million).

          Hansen Technologies distributes manufactured and outsourced shut-off and control valves, auto-purgers and hermetic pumps for the commercial refrigeration industry. Hansen Technologies’ principal facility is located near Chicago, Illinois.

          Antek Instruments manufactures and supplies spectrometers primarily used to detect sulfur, nitrogen and other chemical compounds in petroleum, food and beverage processing and other industries. Antek Instruments’ principal facilities are located in Houston and near Austin, Texas.

          Abel Pump manufactures and supplies specialty positive displacement pumps for a variety of industrial applications, primarily involving abrasive or corrosive fluids or those with high solids content. Abel Pump’s principal facility is located near Hamburg, Germany.

          MASD designs, manufactures and markets high-speed digital cameras used in automotive, industrial, military and research markets. MASD also manufactures and markets high-resolution digital cameras for the machine vision and image conversion markets. MASD’s principal facility is located in San Diego, California. This business was subsequently merged with a complementary business and currently operates as Redlake MASD.

          Petroleum Analyzer manufactures, markets and distributes instrumentation products for petroleum analysis in the laboratory and process markets. The acquired business has principal facilities in San Antonio, Texas and near Frankfurt, Germany. This business was merged into a pre-existing complementary business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Using applicable rules, the following unaudited pro forma summary presents Roper’s consolidated results of operations as if the Struers and Logitech and total acquisitions during fiscal 2001 and 2000 had occurred at the beginning of fiscal 1999 (in thousands, except per share data). Goodwill associated with acquisitions completed subsequent to June 30, 2001 has not been amortized for purposes of this pro forma presentation to be consistent with current practice. Also, actual results may have been different had the acquisitions occurred at an earlier date and this pro forma information provides no assurance as to future results.

	Year Ended October 31,

	2001		2000

	Struers and		Struers and
	Logitech	Total	Logitech	Total

Net sales	$653,753	$662,515	$578,276	$646,193

Net earnings	$60,952	$61,681	$50,980	$51,982

Net earnings per share:
Basic	$1.98	$2.01	$1.67	$1.71

Diluted	$1.94	$1.96	$1.63	$1.67

3.     Inventories

          The components of inventories at October 31 were as follows (in thousands):

	2001	2000

Raw materials and supplies	$47,339	$44,493
Work in process	13,047	16,704
Finished products	31,284	24,187
LIFO reserve	(1,323)	(1,757)

	$90,347	$83,627

4.     Property, Plant and Equipment

          The components of property, plant and equipment at October 31 were as follows (in thousands):

	2001	2000

Land	$2,944	$2,277
Buildings	24,996	21,263
Machinery, tooling and other equipment	83,541	78,289

	111,481	101,829
Accumulated depreciation and amortization	(59,594)	(52,922)

	$51,887	$48,907

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Accrued Liabilities

          Accrued liabilities at October 31 were as follows (in thousands):

	2001	2000

Wages and other compensation	$27,152	$17,929
Commissions	8,376	6,889
Interest	5,704	6,074
Other	19,788	17,407

	$61,020	$48,299

6.     Income Taxes

          Earnings before income taxes for the years ended October 31 consisted of the following components (in thousands):

	2001	2000	1999

United States	$64,879	$61,074	$59,972
Other	21,560	14,857	12,312

	$86,439	$75,931	$72,284

          Components of income tax expense for the years ended October 31 were as follows (in thousands):

	2001	2000	1999

Current:
Federal	$21,709	$19,587	$16,317
State	1,189	945	1,102
Foreign	6,909	5,559	5,449
Deferred expense (benefit)	793	562	2,070

	$30,600	$26,653	$24,938

          Reconciliations between the federal statutory income tax rate and the effective income tax rate for the years ended October 31 were as follows:

	2001	2000	1999

Federal statutory rate	35.0%	35.0%	35.0%
Exempt income of Foreign Sales Corporation	(4.3)	(3.7)	(3.7)
Goodwill amortization	2.6	2.3	2.3
Other, net	2.1	1.5	0.9

	35.4%	35.1%	34.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Components of deferred tax assets and liabilities at October 31 were as follows (in thousands):

	2001	2000

Deferred tax assets:
Reserves and accrued expenses	$7,735	$4,964
Inventories	3,617	1,315
Postretirement medical benefits	631	545
Foreign taxes	575	—
Research and development	—	800

Total deferred tax assets	12,558	7,624

Deferred tax liabilities:
Amortizable intangible assets	2,629	365
Plant and equipment	1,599	1,738
Former IC-DISC recapture	577	724

Total deferred tax liabilities	4,805	2,827

Net deferred tax asset	$7,753	$4,797

          Roper has not recognized a valuation allowance since management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize all deferred tax assets.

7.     Long-Term Debt

          Total debt at October 31 consisted of the following (table amounts in thousands):

	2001	2000

$275 million credit facility	$178,114	$107,581
7.58% Senior Guaranteed Secured Notes	40,000	40,000
7.68% Senior Guaranteed Secured Notes	85,000	85,000
Supplier financing agreement	20,307	—
Other	3,419	8,728

Total debt	326,840	241,309
Less current portion	3,010	6,706

Long-term debt	$323,830	$234,603

          In May 2000, Roper entered into two new credit agreements and simultaneously canceled its then-existing $200 million U.S. revolving credit facility and its $30 million German revolving credit facility.

          One of the new agreements was with a group of banks and provided for a $275 million credit facility consisting primarily of revolving loans, swing line loans and letters of credit. Interest on outstanding borrowings is influenced by the type and currency of the borrowings. Interest on outstanding borrowings under this facility is a base rate plus a margin. The margin is influenced by certain financial ratios of Roper and can range from 0.625% to 1.125%. This facility also provides that Roper will maintain certain financial ratios addressing, among other things, coverage of fixed charges, total debt under other agreements, consolidated net worth and capital expenditures. Other costs and provisions of this facility are believed to be customary. Repayment of Roper’s obligations under this facility is guaranteed by its domestic subsidiaries and the pledge of some of the stock of some of Roper’s foreign subsidiaries. This agreement matures on May 18, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          At October 31, 2001, utilization of the $275 million facility included $86.5 million of U.S. denominated borrowings, $91.6 million of borrowings denominated in euros and $2.9 million of outstanding letters of credit. The weighted average interest rate on outstanding borrowings at October 31, 2001 under this facility was 4.2%.

          The other new May 2000 agreement was with a group of insurance companies that provided for $40 million of term notes due May 18, 2007 and $85 million of term notes due May 18, 2010. The guarantees, pledges and financial covenants associated with this agreement were similar, but slightly less restrictive, than those in the $275 million credit facility.

          In September 2001, Roper entered into an unsecured financing agreement with a non-U.S. bank to facilitate Roper’s supply contract with RAO Gazprom, a large Russian natural gas company. This agreement matures during fiscal 2003 and bears interest that approximates a market rate.

          Future maturities of long-term debt during each of the next five years ending October 31 and thereafter were as follows (in thousands):

2002	$3,010
2003	20,517
2004	109
2005	178,204
2006	—
Thereafter	125,000

Total	$326,840

8.     Retirement and Other Benefit Plans

          Roper maintains two defined contribution retirement plans under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all domestic employees not subject to collective bargaining agreements. Roper partially matches employee contributions. Its costs related to these two plans were $4,126,000, $3,956,000 and $3,269,000 in fiscal 2001, 2000 and 1999, respectively.

          Roper also maintains various defined benefit retirement plans covering employees of non-U.S. subsidiaries and a plan that supplements certain employees for the contribution ceiling applicable to the Section 401(k) plans. The costs and accumulated benefit obligations associated with each of these plans were not material.

          Pursuant to the fiscal 1999 Petroleum Analyzer acquisition, Roper agreed to assume a defined benefit pension plan covering certain U.S. employees subject to a collective bargaining agreement. Upon obtaining necessary regulatory approvals, Roper intends to terminate this plan. Total plan assets at October 31, 2001 were not material and the anticipated costs associated with terminating this plan were not expected to be material.

          In November 1999, Roper’s board of directors (the “Board”) approved an employee stock purchase plan covering eligible employees whereby they may designate up to 10% of eligible earnings to purchase Roper’s common stock at a 10% discount to the average closing price of its common stock at the beginning and end of a quarterly period. The common stock sold to the employees may be either treasury stock, stock purchased on the open market, or newly issued shares authorized by the Board on a periodic basis. During the years ended October 31, 2001 and 2000, participants of the employee stock purchase plan purchased 8,000 and 9,000 shares, respectively, of Roper’s common stock for total consideration of $257,000 and $271,000, respectively. All of these shares were purchased from Roper’s treasury shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Common Stock Transactions

          Roper’s restated certificate of incorporation provides that each outstanding share of Roper’s common stock entitles the holder thereof to five votes per share, except that holders of outstanding shares with respect to which there has been a change in beneficial ownership during the four years immediately preceding the applicable record date will be entitled to one vote per share.

          Roper has a Shareholder Rights Plan whereby one Preferred Stock Purchase Right (a “Right”) accompanies each outstanding share of common stock. Such Rights only become exercisable, or transferable apart from the common stock, ten business days after a person or group acquires various specified levels of beneficial ownership, with or without the Board’s consent. Each Right may be exercised to acquire one one-thousandth of a newly issued share of Roper’s Series A Preferred Stock, at an exercise price of $170, subject to adjustment. Alternatively, upon the occurrence of certain specified events, the Rights allow holders to purchase Roper’s common stock having a market value at such time of twice the Right’s exercise price. The Rights may be redeemed by Roper at a redemption price of $0.01 per Right at any time until the tenth business day following public announcement that a 20% position has been acquired or ten business days after commencement of a tender or exchange offer. The Rights expire on January 8, 2006.

          Roper periodically enters into agreements with the management of newly-acquired companies for the issuance of Roper’s common stock based on the achievement of specified goals. A similar agreement was made with a corporate executive. At October 31, 2001, 20,000 shares of common stock were reserved for future issuance under such agreements.

10.     Stock Options

          Roper has two stock incentive plans (the “1991 Plan” and the “2000 Plan”) which authorize the issuance of up to 4,500,000 shares of common stock to certain directors, key employees, and consultants of Roper as incentive and/or nonqualified stock options, stock appreciation rights or equivalent instruments. Stock options under both plans may be granted at prices not less than 100% of market value of the underlying stock at the date of grant. All stock options granted under these plans generally vest annually and ratably over a five-year period from the date of the grant. Stock options expire ten years from the date of grant. The 1991 Plan provided that options must be granted by December 17, 2001. The 2000 Plan has no expiration date.

          Roper also has a stock option plan for non-employee directors (the “Non-employee Director Plan”). The Non-employee Director Plan provides for each non-employee director appointed or elected to the Board initial options to purchase 4,000 shares of Roper’s common stock and thereafter options to purchase an additional 4,000 shares each year under terms and conditions similar to the above-mentioned stock option plans, except that following their grant, all options become fully vested at the time of the Annual Meeting of Stockholders following the grant date and are exercisable ratably over five years following the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          A summary of stock option transactions under these plans and information about stock options outstanding at October 31, 2001 are shown below:

	Outstanding Options		Exercisable Options

		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

October 31, 1998	2,087,000	$17.24	1,109,000	$13.08
Granted	350,000	18.71
Exercised	(251,000)	13.66
Canceled	(69,000)	22.22

October 31, 1999	2,117,000	17.67	1,226,000	14.67
Granted	365,000	33.18
Exercised	(320,000)	13.68
Canceled	(79,000)	25.76

October 31, 2000	2,083,000	20.69	1,199,000	16.45
Granted	515,000	34.85
Exercised	(292,000)	18.34
Canceled	(75,000)	25.39

October 31, 2001	2,231,000	$24.11	1,171,000	$17.91

	Outstanding Options			Exercisable Options

		Average	Average		Average
		Exercise	Remaining		Exercise
Exercise Price	Number	Price	Life (yrs)	Number	Price

$ 3.75 – 10.00	165,000	$6.75	1.1	165,000	$6.75
10.01 – 15.00	165,000	11.81	3.0	165,000	11.81
15.01 – 20.00	606,000	17.39	4.4	461,000	17.25
20.01 – 25.00	220,000	22.74	5.1	186,000	22.75
25.01 – 30.00	232,000	27.35	6.1	121,000	27.45
30.01 – 35.00	653,000	32.82	8.5	69,000	33.00
35.01 – 41.82	190,000	39.09	9.5	4,000	35.84

$ 3.75 – 41.82	2,231,000	$24.11	5.9	1,171,000	$17.91

          For pro forma disclosure purposes, the following fair values and the primary assumptions used to determine these fair values were used. All stock options granted during each of the years ended October 31, 2001, 2000 and 1999 were at exercise prices equal to the market price of Roper’s common stock when granted. Fair values were determined using the Black-Scholes model.

	2001	2000	1999

Weighted average fair value per share ($)	16.86	15.37	8.95
Risk-free interest rate (%)	5.00 – 6.00	6.75	5.75
Average expected option life (years)	7.00	7.00	7.00
Expected volatility (%)	31 – 45	35 – 49	35 – 41
Expected dividend yield (%)	0.75	1.00	0.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Had Roper recognized compensation expense during fiscal 2001, 2000 and 1999 for the fair value of stock options granted in accordance with the provisions of SFAS 123, pro forma earnings and pro forma earnings per share would have been as presented below.

	2001	2000	1999

Net earnings, as reported (in thousands)	$55,839	$49,278	$47,346
Net earnings, pro forma (in thousands)	50,859	45,385	44,177
Net earnings per share, as reported:
Basic	1.82	1.62	1.56
Diluted	1.77	1.58	1.53
Net earnings per share, pro forma:
Basic	1.65	1.49	1.46
Diluted	1.61	1.46	1.43

          The disclosed pro forma effects on earnings do not include the effects of stock options granted prior to fiscal 1996 (affecting fiscal 2000 and fiscal 1999) since the provisions of SFAS 123 are not applicable to stock options for this purpose. The pro forma effects of applying SFAS 123 to fiscal 2001, 2000 and 1999 may not be representative of the pro forma effects in future years. Based on the vesting schedule of Roper’s stock option grants, the pro forma effects on earnings are most pronounced in the early years following each grant. The timing and magnitude of any future grants is at the discretion of Roper’s Board and cannot be assured.

11.     Contingencies

          Roper, in the ordinary course of business, is the subject of, or a party to, various pending or threatened legal actions, including those pertaining to product liability and employment practices. It is vigorously contesting all lawsuits that, in general, are based upon claims of the kind that have been customary over the past several years. Based upon Roper’s past experience with resolution of its product liability and employment practices claims and the limits of the primary, excess, and umbrella liability insurance coverages that are available with respect to pending claims, management believes that adequate provision has been made to cover any potential liability not covered by insurance, and that the ultimate liability, if any, arising from these actions should not have a material adverse effect on the consolidated financial position or results of operations of Roper. Included in other noncurrent assets at October 31, 2001 are estimated insurable settlements receivable from insurance companies of $1.7 million.

          Roper’s future minimum lease commitments total $37.1 million at October 31, 2001. These commitments include $9.5 million in fiscal 2002, $6.7 million in fiscal 2003, $4.8 million in fiscal 2004, $3.2 million in fiscal 2005 and $2.6 million in fiscal 2006.

12.     Segment and Geographic Area Information

          Roper’s operations are grouped into three business segments based on similarities between products and services: Industrial Controls, Fluid Handling and Analytical Instrumentation. The Industrial Controls segment’s products include industrial valve, control and measurement products; microprocessor-based rotating machinery control systems, panels and associated technical services; and vibration monitoring instruments. Products included within the Fluid Handling segment are rotary gear, progressing cavity, membrane, positive displacement, centrifugal and piston-type metering pumps; flow measurement and metering products; and precision integrated chemical dispensing systems. The Analytical Instrumentation segment’s products include fluid properties test products, materials analysis products, industrial leak test products, digital imaging products, spectroscopy products and specimen preparation and handling equipment used in the operation of transmission electron and other microscopes. Roper’s management structure and internal reporting are also aligned consistent with these three segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          There were no material transactions between Roper’s business segments during any of the three years ended October 31, 2001. Sales between geographic areas are primarily of finished products and are accounted for at prices intended to represent third-party prices. Operating profit by business segment and by geographic area is defined as sales less operating costs and expenses. These costs and expenses do not include unallocated corporate administrative expenses. Items below income from operations on Roper’s statement of earnings are not allocated to business segments.

          Assets were allocated to that segment or geographic area where the assets were primarily used. Corporate assets were principally comprised of cash, recoverable insurance claims, deferred compensation assets, unamortized deferred financing costs and property and equipment.

          Selected financial information by business segment for the years ended October 31 follows (in thousands):

	Industrial	Fluid	Analytical
	Controls	Handling	Inst.	Corporate	Total

2001
Net sales	$196,738	$125,399	$264,369	$—	$586,506
Operating profit	37,836	27,123	43,157	(9,688)	98,428
Total assets:
Operating assets	78,807	50,714	148,389	—	277,910
Intangible assets, net	74,085	65,887	311,924	1,121	453,017
Other	5,135	(1,262)	15,111	12,211	31,195

Total					762,122
Capital expenditures	2,233	1,804	3,307	111	7,455
Goodwill amortization	4,347	2,616	8,745	—	15,708
Depreciation and other amortization	2,663	3,248	5,467	369	11,747
2000
Net sales	$159,262	$121,387	$223,164	$—	$503,813
Operating profit	28,460	29,600	36,509	(6,373)	88,196
Total assets:
Operating assets	77,772	57,590	117,174	—	252,536
Intangible assets, net	70,965	66,884	184,065	1,281	323,195
Other	3,695	(2,090)	7,312	12,254	21,171

Total					596,902
Capital expenditures	3,936	6,380	4,773	61	15,150
Goodwill amortization	2,672	2,209	7,969	—	12,850
Depreciation and other amortization	2,423	2,712	4,019	294	9,448

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Industrial	Fluid	Analytical
	Controls	Handling	Inst.	Corporate	Total

1999
Net sales	$160,090	$98,298	$148,868	$—	$407,256
Operating profit	29,973	27,386	27,713	(7,117)	77,955
Total assets:
Operating assets	55,704	37,245	88,405	—	181,354
Intangible assets, net	44,314	41,055	129,612	39	215,020
Other	3,411	(1,981)	6,408	15,951	23,789

Total					420,163
Capital expenditures	1,935	1,702	1,425	86	5,148
Goodwill amortization	2,021	1,595	5,338	—	8,954
Depreciation and other amortization	2,377	1,879	2,457	299	7,012

          Summarized data for Roper’s U.S. and foreign operations (principally in Europe and Japan) for the years ended October 31 were as follows (in thousands):

			Corporate
			Adjustments
	United		and Elimi-
	States	Non-U.S.	nations	Total

2001
Sales to unaffiliated customers	$451,189	$135,317	$—	$586,506
Sales between geographic areas	41,752	9,394	(51,146)	—

Net sales	$492,941	$144,711	$(51,146)	$586,506

Long-lived assets	$367,537	$154,230	$7,302	$529,069

2000
Sales to unaffiliated customers	$370,351	$133,462	$—	$503,813
Sales between geographic areas	29,435	6,958	(36,393)	—

Net sales	$399,786	$140,420	$(36,393)	$503,813

Long-lived assets	$327,311	$49,251	$6,385	$382,947

1999
Sales to unaffiliated customers	$345,376	$61,880	$—	$407,256
Sales between geographic areas	20,282	4,760	(25,042)	—

Net sales	$365,658	$66,640	$(25,042)	$407,256

Long-lived assets	$229,898	$27,795	$651	$258,344

          Export sales from the United States during the years ended October 31, 2001, 2000 and 1999 were $238 million, $195 million and $163 million, respectively. In the year ended October 31, 2001 these exports were shipped primarily to Europe, excluding Russia (33%), Russia (25%), Japan (14%), elsewhere in Asia and the Far East (11%), Latin America (7%) and other (10%).

          Sales to customers outside the United States accounted for a significant portion of Roper’s revenues. Sales are attributed to geographic areas based upon the location where the product is ultimately shipped. Foreign countries that accounted for at least 10% of Roper’s net sales in any of the past three

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years have been individually identified in the following table (in thousands). Other countries have been grouped by region.

	Industrial	Fluid	Analytical
	Controls	Handling	Inst.	Total

2001
Europe, excluding Russia	$34,233	$18,444	$71,920	$124,597
Japan	910	4,044	32,299	37,253
Asia and Far East, excluding Japan	7,372	2,890	28,131	38,393
Russia	58,389	—	1,389	59,778
Latin America	6,923	1,361	10,419	18,703
Rest of the world	11,222	6,993	10,364	28,579

Total	$119,049	$33,732	$154,522	$307,303

2000
Europe, excluding Russia	$31,506	$10,811	$56,187	$98,504
Japan	822	7,767	27,783	36,372
Asia and Far East, excluding Japan	8,304	2,686	19,204	30,194
Russia	39,980	—	992	40,972
Latin America	8,436	881	9,085	18,402
Rest of the world	16,382	8,064	10,361	34,807

Total	$105,430	$30,209	$123,612	$259,251

1999
Europe, excluding Russia	$26,219	$5,009	$39,586	$70,814
Japan	298	1,617	22,621	24,536
Asia and Far East, excluding Japan	9,044	1,663	7,122	17,829
Russia	36,715	16	232	36,963
Latin America	16,959	2,875	4,974	24,808
Rest of the world	20,113	7,461	4,178	31,752

Total	$109,348	$18,641	$78,713	$206,702

13.     Restructuring Activities

          During the three months ended April 30, 2001, Roper recorded $2,559,000 of expenses, reported as part of selling, general and administrative expenses, related to activities to close certain activities at its Petrotech unit and to consolidate certain other facilities. These expenses included approximately $950,000 of personnel costs and $1,100,000 of asset impairment. All significant restructuring activities were completed by October 31, 2001. The exited Petrotech activities represented 1% of Roper’s total net sales during fiscal 2001 and 4% of net sales during fiscal 2000. The operating profit of these activities was immaterial to Roper during each of fiscal 2001 and fiscal 2000. The total workforce reduction pursuant to these restructuring activities was approximately 150 people, or about 6% of Roper’s total workforce at that time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Quarterly Financial Data (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2001
Net sales	$137,664	$146,830	$137,969	$164,043
Gross profit	69,741	75,658	73,819	89,752
Income from operations	21,864	24,125	23,304	29,135
Net earnings	11,760	13,862	13,133	17,084
Earnings per common share:
Basic*	0.38	0.45	0.43	0.55
Diluted	0.38	0.44	0.41	0.54
2000
Net sales	$109,453	$122,775	$124,583	$147,002
Gross profit	57,332	64,896	63,974	72,622
Income from operations	17,240	23,476	20,769	26,711
Net earnings	9,680	13,626	11,102	14,870
Earnings per common share:
Basic	0.32	0.45	0.36	0.49
Diluted*	0.31	0.44	0.36	0.48

*	The sum of the four quarters does not agree with the total for the year due to rounding.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholder

Struers Holding A/S

          We have audited the accompanying consolidated balance sheet of Struers Holding A/S and its subsidiaries as of December 31, 2000 and the related consolidated income statement and cash flow statement for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards in Denmark and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Struers Holding A/S and its subsidiaries as of December 31, 2000, and the results of its operations and its cash flows for the year ended December 31, 2000, in conformity with the accounting provisions of Danish legislation.

KPMG C. Jespersen

Niels Erik Borgbo          Soeren Christiansen

State-Authorized Public Accountants (Denmark)

Copenhagen, Denmark

March 20, 2001, except as to note 19, which is as of April 12, 2002

STRUERS HOLDING A/S AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Six Months Ended June 30,				Year Ended
					December 31,
	2001		2000		2000

	(unaudited)

	(in thousands)
Net sales	D	KK352,265	D	KK282,241	D	KK604,861
Cost of goods sold		132,994		109,301		236,148

Gross profit		219,271		172,940		368,713
Selling and distribution costs		96,762		88,325		183,283
Development costs		13,933		11,315		22,240
Administrative expenses		20,867		22,652		48,099
Goodwill amortization		15,178		15,173		30,347

Operating profit		72,531		35,475		84,744
Interest income		2,028		752		3,214
Interest expense		16,258		15,353		33,107
Extraordinary charges		—		8,000		—

Earnings before income taxes		58,301		12,874		54,851
Income taxes		26,547		11,096		30,762

Net earnings	D	KK 31,754	D	KK 1,778	D	KK 24,089

See accompanying notes to consolidated financial statements.

STRUERS HOLDING A/S AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

	Six Months Ended June 30,				Year Ended
					December 31,
	2001		2000		2000

	(unaudited)

	(in thousands)
Net sales	D	KK352,265	D	KK282,241	D	KK604,861
Costs and expenses		267,018		236,624		489,500

Net cash provided from operating activities before changes in working capital		85,247		45,617		115,361
Change in inventory		(10,269)		(8,053)		(13,466)
Change in accounts receivable		(23,528)		(18,127)		(21,022)
Change in accounts payable and other liabilities		(12,417)		(12,014)		(1,211)
Interest paid		(17,277)		(14,790)		(29,351)
Income taxes paid		(13,836)		(11,224)		(22,719)

Net cash provided from (used by) operating activities		7,920		(18,591)		27,592

Capital expenditures		(8,385)		(4,400)		(10,386)
Proceeds from sales of assets		177		134		606

Net cash used by investing activities		(8,208)		(4,266)		(9,780)

Debt borrowings (payments)		(80)		25,470		20,845

Net cash provided from (used by) financing activities		(80)		25,470		20,845

Net cash provided from (used by) operating, investing and financing activities		(368)		2,613		38,657
Cash and cash equivalents at the beginning of the period		68,571		29,358		29,358
Unrealized value adjustments of cash and cash equivalents		1,798		282		556

Cash and cash equivalents at the end of the period	D	KK 70,001	D	KK 32,253	D	KK 68,571

See accompanying notes to consolidated financial statements.

STRUERS HOLDING A/S AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2001	2000

	(unaudited)

	(in thousands)
ASSETS
Fixed assets
Goodwill	DKK 503,359	DKK 518,381
Leasehold improvements	112	149
Deposits	10,116	9,463

	513,587	527,993

Tangible fixed assets
Land and buildings	11,118	9,384
Technical plant and machinery	7,032	8,252
Fixtures and fittings, tools and equipment	12,667	9,878

	30,817	27,514

Investments
Securities	687	728

	687	728

Total fixed assets	545,091	556,235

Current assets
Stocks
Raw materials and consumables	39,409	30,652
Work in process	2,950	3,720
Finished goods and goods for resale	61,567	56,832

	103,926	91,204

Debtors
Trade debtors	152,275	122,566
Outstanding corporation tax	—	4,536
Deferred tax asset	27,537	29,734
Other debtors	6,370	7,827
Prepayments and accrued income	2,966	2,192

	189,148	166,855
Own shares	—	362
Cash at hand and in bank	77,073	75,551

Total current assets	370,147	333,972

TOTAL ASSETS	DKK 915,238	DKK 890,207

LIABILITIES AND CAPITAL
Capital and reserves
Share capital	DKK 50,343	DKK 50,343
Reserve for own shares	—	362
Retained profit	239,240	206,749

Total capital and reserves	289,583	257,454

Convertible bond loan	—	8,876

Provisions
Deferred tax	457	517
Other provisions	13,696	13,967

Total provisions for liabilities and charges	14,153	14,484

Creditors
Long-term creditors
Mortgage debt	8,527	14
Bank loans and overdrafts	493,083	476,956

	501,610	476,970

Short-term creditors
Short-term share of long-term creditors	—	15,000
Bank loans and overdrafts	7,072	6,980
Prepayments from customers	2,401	5,641
Trade creditors	55,725	46,268
Corporation tax	18,130	10,706
Other creditors	26,564	25,655
Prepayments and deferred income	—	22,173

	109,892	132,423

Total creditors	611,502	609,393

TOTAL LIABILITIES AND CAPITAL	DKK 915,238	DKK 890,207

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — ACCOUNTING POLICIES

          The consolidated accounts for the six months ended June 30, 2001 and 2000 and the year ended December 31, 2000 have been prepared in accordance with the Danish Annual Accounts Act and Danish accounting standards. There are differences between Danish standards and standards in the United States. These differences are in the areas of revenue recognition, derivatives and other financial instruments, software development costs, income taxes, valuation reserves, and certain other liability accruals and are described in more detail in note 19. These differences may also have different effects on different periods. The consolidated accounts for the interim six-month periods ended June 30, 2001 and 2000 are unaudited.

Consolidation Policy

          The consolidated accounts comprise the parent company, Struers Holding A/S, and subsidiary undertakings in which Struers Holding A/S controls more than 50% of the voting rights. Intercompany revenues and expenses, receivables and payables and gains and losses are eliminated.

          The profit and loss accounts of foreign subsidiaries whose functional currency is not the Danish krone are translated into Danish krone at the average currency exchange rate during the period and balance sheet accounts are translated into Danish krone at the currency exchange rate at the balance sheet date.

Revenue Recognition

          Revenue from the sale of goods is recognized as invoiced.

Production Costs

          Production costs compose costs including depreciation and wages and salaries incurred in order to obtain revenue. Costs of goods sold is matched against the corresponding revenue.

Selling and Distribution Costs

          Selling and distribution costs comprise costs regarding sales personnel, advertising and exhibition expenses, depreciation and amortization, etc.

Development Costs

          Development costs comprise costs for development, including depreciation. Development costs are charged to expense as paid.

Administrative Expenses

          Administrative expenses comprise expenses regarding administrative staff and management, etc., including depreciation and amortization.

Interest Receivable and Payable

          Interest receivable and payable as well as similar income and charges and realized and unrealized exchange gains and losses regarding loans with subsidiaries. Furthermore, interest receivable and payable comprise income from sale of warrants.

Extraordinary Income and Charges

          Extraordinary income and charges comprise income and charges resulting from activities other than ordinary ones.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

Tax on Profit/Loss

          The expected tax payable on taxable income for a period is charged to the profit and loss account together with changes in the provision for deferred taxation. Taxation in respect of extraordinary items is shown separately. Deferred taxation is calculated as the difference between net book and tax values. Provision for deferred taxation is made for accounts receivable, inventory and tangible fixed assets. If the deferred taxation is an asset, the amount is recorded at a value which is not higher than the anticipated future applications. No provision has been made for deferred taxation of undistributed ownership interests in subsidiary earnings as it is the parent company’s intention to hold interests for more than three years.

          The company is comprised by a tax on account scheme. Additions, deductions and compensations regarding tax payments are included in interest receivable and payable.

Intangible Fixed Assets

          At the acquisition of a subsidiary, the share of the acquired company’s net asset value is determined according to the Company’s accounting policies. Where the cost differs from the net asset value, the difference is to the extent possible allocated to the assets and liabilities or provisions, the value of which is higher or lower. Any remaining positive differences are capitalized and amortized over a maximum period of 20 years.

          Other intangible assets are valued at cost less accumulated amortization. Amortization is provided on a straight-line basis over the expected useful lives of the assets. The maximum amortization period is five years.

Tangible Fixed Assets

          Land and buildings are valued at cost less accumulated depreciation on buildings, or utility value where this is lower for reasons not considered temporary. Plant and machinery and fixtures and other equipment are valued at purchase price less accumulated depreciation, or at a utility value where this is lower for reasons not considered temporary.

          Depreciation is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives for buildings are 25 years and 3-5 years for plant and machinery and fixtures and other equipment.

          Assets with a cost of less than DKK 9,500 per unit are charged to expense when acquired. Public contributions are set off against the cost of the additions during the period.

Inventory

          Raw materials and consumables are valued at cost. Work in process and finished goods are valued at cost consisting of the cost of raw materials and consumables with the addition of production costs and other costs directly or indirectly related to the individual goods.

          Cost is determined using the first-in first-out method.

          Provision is made for obsolescence on slow-moving goods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

Accounts Receivable

          Accounts receivable are valued at nominal value less provisions for anticipated losses.

Provisions for Liabilities and Charges

          Provision for pension obligations are computed at sum of pension obligations at the balance sheet date.

Foreign Currency Translation

          The Company enters into forward exchange contracts transactions to hedge turnover and purchases of goods according to which foreign currency transactions during the period are translated at the hedged exchange rate. Hedge contracts relating to future turnover are not revalued to current exchange rates. The difference between current exchange rates and forward exchange rates and the valuation of this difference related to these contracts is disclosed.

          Receivables, payables and other items denominated in a currency other than the functional currency which have not been settled at the balance sheet date are translated into the functional currency at the exchange rate for the balance sheet date. Resulting gains and losses are recognized on the income statement.

          To the extent that the value of receivables, payables and other items denominated in a currency other than the functional currency are hedged toward forward exchange transactions, the items are translated at the hedged rates.

Statements of Cash Flows

          The cash flow statements show inflows and outflows of cash during a period as well as the cash and cash equivalents at the beginning and the end of the period.

          Cash flows from operating activities are presented indirectly and are calculated as revenues less operating charges and adjusted for non-cash operating items, changes to the operating capital, financial and extraordinary items paid and corporate taxes paid.

          Cash flows from investing activities include payments in connection with the acquisition and sale of fixed assets and securities included in investing activities.

          Cash flows from financing activities include payments to and from stockholders and the raising of and repayments of mortgage loans and other long-term creditors.

Cash and Cash Equivalents

          Cash and cash equivalents include cash at bank and in hand and short term bank loans and overdrafts.

Note 1.     Revenues

          The distribution of revenues on geographical markets has been excluded for competitive reasons, cf. section 49, paragraph 2 of the Danish Annual Accounts Act.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

Note 2.     Interest Receivable and Similar Income

	Year Ended
	Dec. 31,
	2000

	(in thousands)
Other interest receivable and exchange rate gains	D	KK2,635
Net income from sale of warrants		579

	D	KK3,214

Note 3.     Interest Payable and Similar Charges

Year Ended
Dec. 31,
2000

(in thousands)
Other interest payable and exchange rate loss	D	KK33,107

Note 4.     Tax on Profit for the Year

	Year Ended
	Dec. 31,
	2000

	(in thousands)
Tax on taxable income	D	KK27,648
Adjustments regarding previous years		115
Adjustment of deferred taxation		2,999

	D	KK30,762

Corporate taxes paid	D	KK22,719

Note 5.     Goodwill

			Accumulated
	Cost		Amortization

	(in thousands)
Balance at December 31, 1999	D	KK608,855	D	KK(60,257)
Exchange rate adjustments in foreign companies		152		(20)
Amortization		—		(30,349)

Balance at December 31, 2000	D	KK609,007	D	KK(90,626)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

Note 6.     Property and Equipment

					Fixtures		Leasehold
	Land and		Plant and		and Other		Improve-
	Buildings		Machinery		Equipment		ments

	(in thousands)
Cost:
Balance at December 31, 1999	D	KK18,422	D	KK 35,969	D	KK 26,688	D	KK 1,168
Exchange rate adjustments		(321)		428		(63)		(6)
Additions		—		3,288		5,938		—
Dispositions		—		(84)		(2,019)		—

Balance at December 31, 2000	D	KK18,101	D	KK 39,601	D	KK 30,544	D	KK 1,162

Depreciation and amortization:
Balance at December 31, 1999	D	KK (8,192)	D	KK(26,817)	D	KK(17,665)	D	KK (962)
Exchange rate adjustments		139		(145)		(656)		6
Additions		(664)		(4,471)		(3,955)		(57)
Dispositions		—		84		1,610		—

Balance at December 31, 2000	D	KK (8,717)	D	KK(31,349)	D	KK(20,666)	D	KK(1,013)

Year Ended December 31, 2000

Selling and
	Production		Distribution		Development		Admin.

Depreciation and amortization	D	KK2,943	D	KK3,970	D	KK474	D	KK1,760

Note 7.     Deferred Taxes

	Asset		Liability

	(in thousands)
Balance at December 31, 1999	D	KK30,847	D	KK(609)
Exchange rate adjustments		174		93
Additions		—		(1)
Adjustments		(1,287)		—

Balance at December 31, 2000	D	KK29,734	D	KK(517)

Note 8.     Own Shares

          At December 31, 2000, Struers Holding A/S held 8,332 shares of its outstanding shares, or 0.17% of total shares outstanding. The cost of these shares was DKK 362,000 and was included in other current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

Note 9.     Capital and Reserves

	Share	Share	Retained
	Capital	Premium	Profit	Other

	(in thousands)
Balance at December 31, 1999	DKK50,343	DKK190,790	DKK(9,588)	DKK600
Exchange rate adjustments	—	—	1,220	—
Reclassifications	—	(190,790)	191,028	(238)
Profit for the year	—	—	24,089	—

Balance at December 31, 2000	DKK50,343	DKK—	DKK206,749	DKK362

          Share capital consists of 5,034,328 shares of DKK10 each.

          Struers Holding A/S has issued warrants of a total nominal value of DKK9,642,000. The issue price amounts to DKK68 per share of nominal DKK10 for half the warrants, while the price of the remaining part amounts to DKK100 per share of nominal DKK10.

          The warrants can be exercised either entirely or partially at any given time until January 30, 2004.

Note 10.     Convertible Bond Loan

          The convertible bond loans carry interest and have the status of subordinated loan capital. The lenders are thus subordinated to all creditors whose claims cannot be covered by the Company’s funds in case of a bankruptcy. However, the convertible bond loans are always paid before the share capital.

          The convertible bond loan can, according to the lender’s choice, be converted into shares in the Company until January 30, 2004. The warrants can be exercised at a conversion price of DKK48-57.

Note 11.     Long-Term Creditors

          Of total long-term indebtedness at December 31, 2000, DKK327.0 million falls due for payment after December 31, 2005.

Note 12.     Contingent Liabilities

Dec. 31, 2000

(in thousands)
Rent and leasing obligations	DKK40,284
Guarantee obligations	140
Other obligations	450

          Struers Holding A/ S and its subsidiaries have contracted with sub-suppliers, etc. The obligation does not exceed DKK3 million.

          The Company has a repurchase obligation regarding the warrants issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

Note 13.	Financial Instruments

          The Company has entered into the following forward exchange transactions to hedge turnover after the balance sheet date:

	Contract	Value at
	Amount	Exchange	Unrealized
	Stated at	Rates at	Loss/Gain at
	Agreed	Dec. 31,	Dec. 31,
	Prices	2000	2000

		(in thousands)
United States dollars	DKK128,820	DKK142,604	DKK(13,784)
Deutsche marks	15,802	15,759	43
Japanese yen	111,749	106,796	4,953
British pounds	24,718	25,710	(992)
French francs	5,712	5,689	23
Euros	36,676	35,569	107

	DKK323,477	DKK332,127	DKK(9,650)

Note 14.	Net Cash Inflow From Operating Activities Before Any Change in Working Capital

          The following data is for the year ended December 31, 2000 (in thousands).

Profit before interest, etc.	DKK 85,944
Depreciation	40,228
Other	(10,811)

DKK115,361

Note 15.	Cash and Cash Equivalents

          Cash and cash equivalents at December 31, 2000 included the following components (in thousands).

Cash at bank and in hand	DKK75,551
Bank loans and overdrafts	(6,980)

DKK68,571

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

Note 16.	Management and Employees

          Compensation costs for the year ended December 31, 2000 are presented in the following table (in thousands). Compensation for the management and board of directors of the parent holding company were DKK3.1 million.

Compensation costs by type:
Wages and salaries	DKK149,005
Pensions	4,263
Social security	14,325

DKK167,593

Compensation costs by function:
Production	DKK33,835
Selling and distribution	93,720
Development	13,234
Administration	26,804

DKK167,593

Average number of employees	383

Note 17.	Transactions Between Struers Holding A/S and Its Subsidiaries and Major Stockholders, the Board of Directors and Management

          During the year ended December 31, 2000, Struers Holding A/S and its subsidiaries have not entered into transactions with its board of directors, management, major stockholders or with companies outside the consolidated group of companies in which the persons in question hold interests.

Note 18.	Fee to the Auditors Appointed at the Annual General Meeting

          Total fees charged by KPMG C. Jespersen in respect of the financial year ended December 31, 2000 amount to DKK26,000. Non-audit fees included amount to DKK5,000.

Note 19.	Significant Differences Between Danish GAAP and U.S. GAAP

          There are differences between Danish GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”). Regarding the Company’s financial statements and those items that may have been reported differently had Struers complied with U.S. GAAP, the more significant differences are described below.

          Revenue Recognition. Under Danish GAAP, the Company accounts for the revenue associated with service contracts (including preventative maintenance) primarily in the period when service contract work is performed. U.S. GAAP may require revenue recognition to be spread more evenly over the period covered by the service contract.

          Derivative Financial Instruments. Under Danish GAAP, as discussed in note 13, the Company does not recognize the gain or loss associated with open forward exchange contracts at the balance sheet date. U.S. GAAP requires such contracts to be marked to market at the balance sheet date and any resulting gain or loss to be recognized in its results of operations.

          Software Development Costs. Under Danish GAAP, the Company incurred costs related to the installation of a new information system in 2000 and expensed these costs. U.S. GAAP would have

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —
ACCOUNTING POLICIES — (Continued)

required evaluation of the future benefits associated with these costs and would have capitalized certain of those costs expected to benefit future periods. Capitalized costs would be amortized over the future benefit period.

          Income Taxes. Under Danish GAAP, the Company accrues income taxes during interim periods based on the facts and circumstances that exist during those periods. Under U.S. GAAP, interim income taxes are determined based on the expected facts and circumstances that are expected to occur during the entire fiscal year.

          Own Shares. Under Danish GAAP, the Company has reported own shares as an asset. Under U.S. GAAP, own shares would have been reported as a component of capital accounts.

          Warrants. Under Danish GAAP, the Company has reported the proceeds from the sale of warrants to purchase shares of the Company as other income. Under U.S. GAAP, such proceeds would have been credited to capital accounts.

PRO FORMA FINANCIAL INFORMATION

          On September 4, 2001, Roper completed the acquisition of all of the outstanding ownership interests in Struers Holding A/S and its subsidiaries (“Struers Holding”). Total consideration for this transaction was approximately $151 million of cash. Roper’s financing of this transaction was funded from its existing credit facilities.

          The accompanying pro forma financial statements include an income statement for the year ended October 31, 2001. The dates for the Struers Holding data correspond with those of Roper.

          The pro forma information is intended to provide information about the continuing impact of this acquisition by showing how it might have affected Roper’s historical financial statements if the acquisition had been consummated at an earlier time. The accompanying pro forma information presumes this acquisition occurred at the beginning of the period presented. If this acquisition had occurred at an earlier date, Roper’s subsequent consolidated results might have been different than presented in this pro forma information, and this pro forma information is not necessarily indicative of results that may be reported in the future.

          Notes to combining pro forma income statements:

A. Elimination of goodwill amortization included in Struers Holding’s historical results. Struers Holding’s historical goodwill was replaced by goodwill resulting from this transaction. This goodwill is not subject to amortization based on the actual date of the acquisition. The historical amortization has been eliminated to be most consistent with what the prospective accounting treatment is for goodwill as reported by Roper.

B. Amortization of other identified intangible assets reflected in Roper’s allocation of purchase costs to the fair values of net assets acquired.

C. Incremental interest costs associated with Roper’s financing of the acquisition costs at its incremental borrowing rates compared to the historical interest expense reported by Struers Holding that was associated with indebtedness paid off concurrent with the acquisition.

D. Income taxes have been provided at the U.S. statutory rate of 35% on the other pro forma adjustments.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

COMBINING PRO FORMA INCOME STATEMENTS (UNAUDITED)

Year Ended October 31, 2001

		Struers	Pro Forma
	Roper	Holding	Entries		Combined

	(in thousands)
Net sales	$586,506	$67,247	$—		$653,753
Cost of goods sold	277,536	25,274	—		302,810

Gross profit	308,970	41,973	—		350,943
Selling, general and administrative costs	210,542	30,318	(3,031	)A	238,955
			1,126	B

Operating profit	98,428	11,655	1,905		111,988
Other income	3,928	—	—		3,928
Interest expense	15,917	3,606	2,088	C	21,611

Earnings before income taxes	86,439	8,049	(183)		94,305
Income taxes	30,600	2,817	(64	)D	33,353

Net earnings	$55,839	$5,232	$(119)		$60,952

Net earnings per share:
Basic	$1.82				$1.98
Diluted	1.77				1.94
Average shares outstanding:
Basic	30,758				30,758
Diluted	31,493				31,493

See accompanying notes to combining pro forma income statements.

5,000,000 Shares

[LOGO]

Roper Industries, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

UBS Warburg

JPMorgan

Robert W. Baird & Co.

SunTrust Robinson Humphrey

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts are estimates except the registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee		$22,842

NASD filing fee		25,329
New York Stock Exchange additional listing fee		+
Accounting fees and expenses		+
Legal fees and expenses		+
Transfer Agent and Registrar fees		+
Printing and engraving expenses		+
Miscellaneous		+

Total	$	+

+	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), our certificate of incorporation contains provisions which eliminate the personal liability of our directors to us or to our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors other than such liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL generally provides for indemnification by us of our directors and officers, and our bylaws contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary.

     We have also agreed to indemnify each director and certain officers pursuant to indemnification agreements from and against any and all expenses, losses, claims, damages and liabilities incurred by such director for or as a result of actions taken or not taken while the director or officer was acting in his or her capacity as a director, officer, employee or agent. The form of these indemnification agreements is incorporated by reference as exhibit 10.03 to this registration statement. In addition, we maintain directors’ and officers’ liability insurance which insures against liabilities that our directors and officers may incur in those capacities.

     The proposed purchase agreement filed as exhibit 1.1 to this registration statement provides for the indemnification of other directors and officers signing the registration statement and certain other controlling

II-1

persons against certain liabilities, including those arising under the Securities Act of 1933, as amended, in certain circumstances by the underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)     Exhibits

     A list of exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes the exhibits and is incorporated by reference here.

     (b)     Financial Statement Schedules

II	-	Consolidated Valuation and Qualifying Accounts for the Years ended October 31, 2001, 2000 and 1999.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the such Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogart, State of Georgia, on May 22, 2002.

ROPER INDUSTRIES, INC.

By:	/s/ BRIAN D. JELLISON

Brian D. Jellison
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the persons whose signature appears below appoints and constitutes Martin S. Headley and Shanler D. Cronk, and each of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to the within registration statement (as well as any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission and such other agencies, offices and persons as may be required by applicable law, granting unto each said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, each acting alone may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ DERRICK N. KEY
	Chairman of the Board	May 22, 2002
Derrick N. Key

/s/ BRIAN D. JELLISON
	President and Chief Executive Officer	May 22, 2002
Brian D. Jellison	(principal executive officer)

SIGNATURE	TITLE	DATE

/s/ MARTIN S. HEADLEY
	Vice President and Chief Financial	May 22, 2002
Martin S. Headley	Officer (principal financial officer and accounting officer)

/s/ W. LAWRENCE BANKS
	Director	May 22, 2002
W. Lawrence Banks

/s/ LUITPOLD VON BRAUN
	Director	May 22, 2002
Luitpold von Braun

/s/ DONALD G. CALDER
	Director	May 22, 2002
Donald G. Calder

/s/ JOHN F. FORT III
	Director	May 22, 2002
John F. Fort III

/s/ WILBUR J. PREZZANO
	Director	May 22, 2002
Wilbur J. Prezzano

/s/ GEORG GRAF SCHALL-RIAUCOUR
	Director	May 22, 2002
Georg Graf Schall-Riaucour

/s/ ERIBERTO R. SCOCIMARA
	Director	May 22, 2002
Eriberto R. Scocimara

/s/ CHRISTOPHER WRIGHT
	Director	May 22, 2002
Christopher Wright

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999

		ADDITIONS
	BALANCE AT	CHARGED TO			BALANCE AT
	BEGINNING	COSTS AND			END
	OF YEAR	EXPENSES	DEDUCTIONS	OTHER	OF YEAR

			(in thousands)
Allowance for doubtful accounts:

Year ended October 31, 2001	$4,294	$822	$(1,513)	$741	$4,344
Year ended October 31, 2000	3,760	1,805	(1,543)	272	4,294
Year ended October 31, 1999	6,915	1,618	(5,072)	299	3,760

Reserve for inventory obsolescence:

Year ended October 31, 2001	10,704	5,103	(4,044)	3,723	15,486
Year ended October 31, 2000	6,769	2,636	(1,644)	2,943	10,704
Year ended October 31, 1999	4,081	2,257	(1,519)	1,950	6,769

Deductions from the allowance for doubtful accounts represented the net write-off of uncollectible accounts receivable. Deductions from the inventory obsolescence reserve represented the disposal of obsolete items.

Other included the allowance for doubtful accounts and reserve for inventory obsolescence of acquired businesses at the dates of acquisition, the effects of foreign currency translation adjustments for those companies whose functional currency was not the U.S. dollar, reclassifications and other.

During the fourth quarter of fiscal 1998, economic uncertainties in Russia and the region deteriorated and a severe devaluation of the region’s currencies occurred. This created additional doubt concerning the collectibility of certain accounts receivable from customers in this region. In response to these events, Roper provided $3.8 million to fully reserve these receivables, except those from RAO Gazprom, a large Russian natural gas company. These fully-reserved accounts were written off during fiscal 1999.

S-1

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

1.1	Form of Purchase Agreement+

2.1(a)	Asset Purchase Agreement by and among MCB Acquisition Subsidiary, Inc., Roper Industries, Inc., Media Cybernetics, L.P. and Media Cybernetics, Inc. dated as of June 7, 2001 (Media Cybernetics LP)

2.2(b)	Share Sale and Purchase Agreement dated 9 July 2001 regarding Struers Holding A/S.

3.1(c)	Amended and Restated Certificate of Incorporation, including Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock

3.2(d)	Amended and Restated Bylaws

4.01(e)	Rights Agreement between Roper Industries, Inc. and SunTrust Bank, Atlanta, Inc. as Rights Agent, dated as of January 8, 1996, including Certificate of Designation, Preferences and Rights of Series A Preferred Stock (Exhibit A), Form of Rights Certificate (Exhibit B) and Summary of Rights (Exhibit C)

4.02(b)	Credit Agreement dated as of May 18, 2000

4.03(b)	Note Purchase Agreement dated as of May 18, 2000

5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP regarding the legality of the common stock being registered+

10.01(c)	1991 Stock Option Plan, as amended

10.02(f)	Non-employee Director Stock Option Plan, as amended

10.03(g)	Form of Amended and Restated Indemnification Agreement

10.04(h)	Employee Stock Purchase Plan

10.05(h)	2000 Stock Incentive Plan

10.06(d)	Roper Industries, Inc. Non-qualified Retirement Plan

10.07(a)	Brian D. Jellison Employment Agreement dated as of November 6, 2001

10.08(a)	Hadj A. Amari offer letter dated September 11, 2000

10.09(a)	C. Thomas O’Grady offer letter dated February 19, 2001

21(a)	List of subsidiaries

23.1	Consent of KPMG C. Jespersen relating to the audited financial statements of Struers Holding A/S

23.4	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5.1)+

24.1	Power of Attorney (included on signature page)

+	To be filed by amendment.
(a)	Incorporated herein by reference to Exhibit of same number to the Roper Industries, Inc. Annual Report on Form 10-K filed January 22, 2002 (File No. 1-12273).
(b)	Incorporated herein by reference to Exhibits 99.1 to the Roper Industries, Inc. Current Report on Form 8-K filed December 13, 2001 (File No. 1-12273).
(c)	Incorporated herein by reference to Exhibits 3.1 and 10.2 to the Roper Industries, Inc. Annual Report on Form 10-K filed January 21, 1998 (File No. 1-12273).
(d)	Incorporated herein by reference to Exhibits 3.2, 4.02, 4.03 and 10.06 to the Roper Industries, Inc. Form 10-Q filed September 13, 2000 (File No. 1-12273).
(e)	Incorporated herein by reference to Exhibit 4.02 to the Roper Industries, Inc. Current Report on Form 8-K filed January 18, 1996 (File No. 0-19818).
(f)	Incorporated herein by reference to Exhibit 10.03 to the Roper Industries, Inc. Annual Report on Form 10-K filed January 20, 1999 (File No. 1-12273).
(g)	Incorporated herein by reference to Exhibit 10.04 to the Roper Industries, Inc. Quarterly Report on Form 10-Q filed August 31, 1999 (File No. 1-12273).
(h)	Incorporated herein by reference to Exhibits 10.04 and 10.05 to the Roper Industries, Inc. Quarterly Report on Form 10-Q filed June 12, 2000 (File No. 1-12273).